FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item
1.	1Q110 Earnings Release (Chilean Bank GAAP)
2.	Financial Statements in Spanish as of March 31, 2011
3.	Translation of Material Events

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/
Name:	Juan Pedro Santa María
Title:	General Counsel
Date: May 20, 2011

3

FIRST QUARTER 2011
EARNINGS REPORT

CONTACT INFORMATION
Robert Moreno	Santiago, Chile
Manager, Investor Relations Department	Tel: (562) 320-8284
Banco Santander Chile	Fax: (562) 671-6554
Bandera 140 Piso 19	Email: rmorenoh@santander.cl
Website: www.santander.cl

SECTION 1: SUMMARY OF RESULTS

Pre-tax net income increases 2.6% YoY in 1Q11

In 1Q11, net income attributable to shareholders1 totaled Ch$116,298 million (Ch$0.62 per share and US$1.33/ADR2). On a pre-tax basis, net income increased 2.6% compared to 1Q10 (from now on YoY). Compared to 4Q10 (from now on QoQ), pre-tax net income increased 25.6% mainly as a result of a one-time charge of Ch$39,800 million recognized in 4Q10. After tax net income fell 2.4% YoY mainly as a result of the higher statutory corporate tax rate that increased to 20% in 2011.

Strong loan growth in the quarter.

Santander Chile Loan Market Share (%)

	Santander Chile: Market Share, %
	Market Share	Chg. YoY (bp)
	March 11, %	as of 3/11
Loans	21.6	+130
Individual	25.1	+60
- Consumer and Credit	27.7	+140
- Mortgage	23.7	+0
Companies*	19.4	+180

In 1Q11, total loans increased 7.1% QoQ and 19.4% YoY. Higher yielding retail loans, which include loans to individuals and small and middle-sized companies - increased 3.1% QoQ and 16.4% YoY in 1Q11. In the middle market, loans increased 8.3% QoQ and 22.5% YoY. This segment was positively affected by economic growth, especially the rise in investment levels.  Corporate lending increased 35.9% QoQ and 37.3% YoY.  This rise was due, in part, to the increase in loans to Chilean blue chip corporations. Loan market share in March 2011, the latest figure available, reached 21.6% and has increased 130 bp in the last twelve months. Notable has been the increase of our consumer loan market share that increased 140 basis points to 27.7% YoY.

Record growth of core deposits

Customer deposits increased 10.7% in the quarter, led by a record 12.1% QoQ and 40.7% rise in core deposits (non-institutional deposits). In the quarter, the Bank focused on increasing its core deposit base in line with growth of the loan book. The Bank’s loan to deposit ratio (measured as loans minus marketable securities that fund mortgage portfolio over total deposits) improved to 96.9% as of March 2011 from 99.8% as of December 2010 and 104.3% as of March 2010. As of March 2011, 74% of the Bank’s deposits were core.

1 The results in this report are unaudited.
2 Earnings per ADR was calculated using the observed exchange rate of Ch$482.08 per US$. As of March 31, 2010.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

2

Operating income net of provisions and costs* increases 14.1% QoQ and 11.0% YoY in 1Q11

Operating income, net of provisions and costs
(Ch$ million)	1Q11	YoY Chg.	QoQ Chg.
Net interest income	228,683	(0.3)%	(1.4)%
Provision expense**	(48,674)	(31.9)%	(22.5)%
Net interest income, net of provision expense	180,009	14.0%	6.5%
Fee income	71,389	14.5%	2.5%
Financial transactions, net	26,193	(11.4)%	33.2%
Operating expenses	(115,688)	11.2%	(0.6)%
Gross income, net of provisions & costs	161,903	11.0%	14.1%
* Excludes other operating income and expenses
** Provision expense excludes the one-time charge of Ch$39,800 million recognized in 4Q10.

Operating income, net of provisions and costs, an indicator or recurring revenue generation increased a solid 14.1% QoQ and 11.0% YoY in 1Q11. This was led by a 6.5% QoQ and 14.0% YoY increase in net interest income, net of provisions. The Central Bank continued to tighten monetary policy in the quarter and boosted short-term interest rates 75 basis points to 4.00%. As the Bank’s liabilities have a shorter duration than assets, they re-price more quickly than assets in a rising interest rate environment. This explains, in part, the 1.4% QoQ and 0.3% YoY decrease in net interest income in 1Q11.

The decline in net interest income was also due to the normalization of credit margins to pre-crisis levels as asset quality has improved across the board in the Chilean economy. This has positively affected provision expenses. Provision expense in the quarter decreased 22.5% QoQ and 31.9% YoY, offsetting the negative effect on margins of higher funding costs. The net interest margin net of provisions reached 4.0% in 1Q11 compared to 3.9% in 4Q10 and 4.0% in 1Q10. The NPL ratio improved to 2.47% of total loans from 2.66% in 4Q10 and 2.74% in 1Q10. The coverage ratio of total NPLs (loan loss reserves over non-performing loans) reached 118.2% as of March 31, 2011 compared to 115.6% as of December 31, 2010 and 97.4% as of March 31, 2010. The Banks on-going efforts in 2009 and 2010 of improving credit scoring models, boosting coverage and improving collection efforts of early non-performance at the branch level has also been a driver of the lower provision expense and higher coverage ratios.

Fee income was up 2.5% QoQ and 14.5% YoY as product usage and cross-selling indicators continued to improve in the quarter. The number of checking accounts increased 13.9% YoY, credit cards +18.1% YoY and Debit cards grew 9.8% YoY. Purchases with Santander Chile’s credit cards increased 31.6% YoY in monetary terms. Greater commercial activity in retail banking also boosted fees, especially in insurance brokerage, stock brokerage, asset management and fees from credit and debit cards.

Operating expenses in 1Q11 decreased 0.6% QoQ and increased 11.2% YoY. The efficiency ratio reached 37.5% in 1Q11. The QoQ decrease in personnel expenses was mainly due to seasonal factors and no significant variation in headcount. The 13.0% YoY increase in personnel expenses was mainly due greater commercial activity in various business segments, especially retail banking. Administrative expenses were up 5.1% QoQ and 9.6% YoY. This rise was in line with the significant expansion of business activity in the quarter. At the same time, the Bank, in anticipation of a more positive economic environment forecast for the coming years, has been investing in technology and alternative distribution channels. In 2011, the Bank expects to open approximately 25 branches and has already begun an important investment program in CRM technology, client service and new credit scoring models for SMEs. These projects should drive stronger revenue growth while increasing productivity.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

3

ROE reaches 25.0% in 1Q11. Core capital at 10.2%.

With these results, the Bank’s ROAE, reached 25% (25.5% post-dividend). The Bank currently has one of the highest ROEs and capitalization levels in the Chilean financial system. Voting common shareholders’ equity is the sole component of our Tier I capital and represented 10.68% of risk-weighted assets. The BIS ratio reached 14.18% as of March 31, 2011.  On April 27, 2011, the Bank paid its annual dividend of Ch$1.52/share, 10.6% more than in 2010 and equivalent to 60% of 2010 earnings attributable to shareholders. At the record date in Chile, the dividend yield was 3.7%.  The Bank has not issued shares since 2002 and dividends per share have increased for the last five years in a row.

Dividends per share (Ch$)
Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

4

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
(Ch$ million)	1Q11	4Q10	1Q10	1Q11 / 1Q10	1Q 11 / 4Q10
Net interest income	228,683	231,865	229,398	(0.3)%	(1.4)%
Fee income	71,389	69,637	62,351	14.5%	2.5%
Core revenues	300,072	301,502	291,749	2.9%	(0.5)%
Financial transactions, net	26,193	19,661	29,573	(11.4)%	33.2%
Provision expense1	(48,674)	(102,637)	(71,489)	(31.9)%	(52.6)%
Operating expenses	(115,688)	(116,380)	(103,999)	11.2%	(0.6)%
Operating income, net of provisions and costs	161,903	102,146	145,834	11.0%	58.5%
Other operating & Non-op. Income	(45,605)	(8,274)	(26,730)	70.6%	451.2%
Net income attributable to shareholders	116,298	93,872	119,104	(2.4)%	23.9%
Net income/share (Ch$)	0.62	0.50	0.63	(2.4)%	23.9%
Net income/ADR (US$)2	1.33	1.11	1.25	6.6%	20.4%
Total loans3	16,774,368	15,657,557	14,043,570	19.4%	7.1%
Customer funds	15,866,754	14,683,342	14,344,713	10.6%	8.1%
Shareholders’ equity	1,905,690	1,831,798	1,683,104	13.2%	4.0%
Net interest margin	5.1%	5.4%	5.8%
Efficiency ratio	37.5%	34.8%	32.9%
Return on average equity4	25.0%	20.8%	28.6%
NPL5 / Total loans	2.5%	2.7%	2.7%
Coverage NPLs6	118.2%	115.6%	97.4%
PDLs/ Total loans	1.29%	1.32%	1.40%
Coverage PDLs7	226.33%	233.10%	190.48%
Risk index8	2.92%	3.08%	2.67%
BIS ratio	14.1%	14.5%	14.7%
Branches	506	504	498
ATMs	2,017	2,018	1,856
Employees	11,115	11,001	11,155
1.
Beginning in January 2011, new provisioning guidelines defined by the Superintendency of Banks (SBIF) - the industry supervisor - for loans analyzed on an individual basis came into effect. This encompasses mainly large commercial, leasing and factoring loans. These regulations had an initial cost of implementation of Ch$39,800 million. As per indications of the SBIF, this one time effect was recognized in December 2010 as an Other operating expenses in the income statement and as a Non-credit provision in the Bank’s Liabilities. As stated in the 4Q10 Earnings Report, the SBIF also indicated that in 2011, this liability must be shifted to Loan loss reserves in the Balance Sheet and Provision Expenses in the Income Statement with no impact to net income. The Bank also reclassified Ch$ 1,302 million in provisions for off balance sheet contingent loans recognized as other operating expenses and as a Non-credit provision in the Bank’s liabilities in March 2010 figures, also with no impact on net income.

2.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate. Earnings per ADR was calculated using an exchange rate of Ch$482.08 per US$.
3.	Excludes interbank loans.
4.	Annualized quarterly Net income attributable to shareholders / Average equity attributable to shareholders.
5.	NPLs: Non-performing loans; full balance of loans with one installment 90 days or more overdue.
6.	Loan loss allowances / NPLs.
7.	PDLs: Past due loans; all loan installments that are more than 90 days overdue.
8.	Risk Index: Loan loss allowances / Total loans; measures the percentage of loans the Bank’s must provision for given its internal models and the Superintendency of Banks guidelines.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

5

SECTION 2: BALANCE SHEET ANALYSIS

LOANS

Strong loan growth in all segments and products

Loans	Quarter ended,			% Change
(Ch$ million)	Mar-11	Dec-10	Mar-10	Mar. 11 / 10	Mar. 11 / Dec. 10
Total loans to individuals1	8,652,205	8,407,416	7,411,686	16.7%	2.9%
Total loans to individuals1	8,652,205	8,407,416	7,411,686	16.7%	2.9%
Consumer loans	2,815,118	2,700,791	2,303,983	22.2%	4.2%
Residential mortgage loans	4,758,712	4,651,136	4,219,733	12.8%	2.3%
SMEs	2,467,951	2,375,192	2,143,885	15.1%	3.9%
Total retail lending	11,120,156	10,782,608	9,555,571	16.4%	3.1%
Institutional lending	352,593	331,153	313,079	12.6%	6.5%
Middle-Market & Real estate	3,562,558	3,288,107	2,907,944	22.5%	8.3%
Corporate	1,757,732	1,293,321	1,279,965	37.3%	35.9%
Total loans 2	16,774,368	15,657,557	14,043,570	19.4%	7.1%
1. Includes consumer loans, residential mortgage loans and other loans to individuals.
2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and exclude interbank loans.

In 1Q11, total loans increased 7.1% QoQ and 19.4% YoY. In 1Q11, Chile’s economy is forecast to grow by over 10% in 1Q11. In 2011, GDP is expected to grow close to 6.5% led by a strong increase in private investment and consumption levels. Unemployment figures have also been better than expected as well as wage growth. This has boosted the Bank’s credit activity in all segments.

Higher yielding retail loans – which include loans to individuals and small and middle-sized companies, SMEs - increased 3.1% QoQ (16.4% YoY) in 1Q11.

-
Consumer loans increased 4.2% QoQ increase and 22.2% YoY. This positive evolution was driven by credit cards loans that expanded 7.1% QoQ (38.7% YoY) as the Bank’s market share in the credit card business continues to rise.

-	Residential mortgage loans increased 2.3% QoQ (12.8% YoY), as long-term rates remained attractive and demand for purchasing housing continues to rise.
-
Lending to SMEs (defined as companies that sell less than Ch$1,200 million per year) increased 3.9% QoQ (15.1% YoY), reflecting the strength of economic growth and the Bank’s focus on this high yielding segment.

In the middle market, which is comprised of companies with annual sales greater than Ch$1,200 million increased 8.3% QoQ (22.5% YoY). This segment was positively affected by economic growth, especially the rise in investment levels.

Corporate lending (companies with sale over Ch$10,000 million or that are part of a large foreign or local economic group) increased 35.9% QoQ (37.3% YoY).  This rise was due, in part, to the increase in loans to Chilean blue chip corporations in line with the strong expansion of investment in the local economy. In this segment, the Bank competes not only with Chilean lender, but also with international banks, including other units of Grupo Santander. The Banks international funding costs are currently lower than many high-grade European and U.S. banks, permitting us to participate more actively in this segment. This should permit the Bank not only to increase its lending business, but also, to enhance even further its highly profitable non-lending businesses with these companies.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

6

FUNDING

Core deposits grow 12.1% QoQ and 40.7% YoY

Funding	Quarter ended,			% Change
(Ch$ million)	Mar-11	Dec-10	Mar-10	Mar. 11 / 10	Mar. 11 / Dec. 10
Demand deposits	4,315,563	4,236,434	3,890,230	10.9%	1.9%
Time deposits	8,408,818	7,258,757	6,818,939	23.3%	15.8%
Total deposits	12,724,381	11,495,191	10,709,169	18.8%	10.7%
Mutual funds	3,142,373	3,188,151	3,635,544	(13.6)%	(1.4)%
Total customer funds	15,866,754	14,683,342	14,344,713	10.6%	8.1%
Loans to deposits1	96.9%	99.8%	104.3%
1. (Loans - marketable securities that fund mortgage portfolio) / (Time deposits + demand deposits).

Customer funds increased 8.1% in the quarter led by a 10.7% rise in total deposits. Demand deposits in the period increased 1.9% and time deposits were up 15.8% in the same period. Deposit growth was led by a 12.1% QoQ and 40.7% rise in core deposits (non-institutional time deposits). In the quarter, the Bank focused on increasing its core deposit base in line with growth of the loan book. The Bank’s loan to deposit ratio (measured as loans minus marketable securities that fund mortgage portfolio over total deposits) improved to 96.9% as of March 2011 from 99.8% as of December 2010 ands 104.3% as of March 2010. As of March 2011, 74% of the Bank’s deposits were core deposits. As short-term interest rates went up in the quarter, the Bank proactively increased its cheaper core deposit base.  Going forward, as short-term interest rates continue to rise, demand deposit growth should decelerate and time deposit growth should continue to accelerate.

*  Demand deposits + Non-institutional time deposits.

Mutual funds under management decreased 1.4% QoQ. This was mainly due to negative mark-to-market effects on fixed income funds as short-term interest rates increased. The Bank also proactively shifted client funds from money market funds to time deposits.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

7

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

ROAE of 25.0% achieved in 1Q11. BIS ratio at 13.9% and Tier I at 10.6%

Shareholders' Equity	Quarter ended,			Change %
(Ch$ million)	Mar-11	Dec-10	Mar-10	Mar. 11 / 10	Mar. 11 / Dec. 10
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	51,539	51,539	51,539	(0.0)%	(0.0)%
Unrealized gain (loss) Available-for-sale financial assets	(12,697)	(5,180)	(32,620)	(61.1)%	145.1%
Retained Earnings:	975,545	894,136	772,882	26.2%	9.1%
Retained earnings previous periods	1,037,283	560,128	818,885	26.7%	85.2%
Net income	116,298	477,155	119,104	(2.4)%	(75.6)%
Provision for mandatory dividend	(178,036)	(143,147)	(165,107)	7.8%	24.4%
Equity attributable to shareholders	1,905,690	1,831,798	1,683,104	13.2%	4.0%
Minority Interest	34,486	31,809	29,942	15.2%	8.4%
Total Equity	1,940,176	1,863,607	1,713,046	13.3%	4.1%
ROAE	25.0%	20.8%	28.6%

Shareholders’ equity totaled Ch$1,905,690 million (US$4.0 billion) as of March 31, 2011. ROAE in the quarter reached 25.0% in 1Q11 (25.5% post-dividend). Voting common shareholders’ equity is the sole component of our Tier I capital and represented 10.6% of risk-weighted assets. The BIS ratio reached 14.1% as of March 31, 2011.

On April 27, 2011, the Bank paid its annual dividend of Ch$1.52/share, 10.6% more than in 2010 and equivalent to 60% of 2010 earnings attributable to shareholders. At the record date in Chile, the dividend yield was 3.7%.

Capital Adequacy	Quarter ended,			Change %
(Ch$ million)	Mar-11	Dec-10	Mar-10	Mar. 11 / 10	Mar. 11 / Dec. 10
Tier I	1,905,690	1,831,799	1,683,103	13.2%	4.0%
Tier II	642,221	672,099	599,353	7.2%	(4.4)%
Regulatory capital	2,547,912	2,503,898	2,282,455	11.6%	1.8%
Risk weighted assets	18,013,990	17,245,265	15,513,732	16.1%	4.5%
Tier I (Core capital) ratio	10.6%	10.6%	10.8%
BIS ratio	14.1%	14.5%	14.7%

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

8

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Positive commercial trends partially offset by negative impact of rising rates on Net interest income

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	1Q11	4Q10	1Q10	1Q11 / 1Q10	1Q 11 / 4Q10
Interest income	378,417	367,381	321,238	17.8%	3.0%
Interest expense	(149,734)	(135,516)	(91,840)	63.0%	10.5%
Net interest income	228,683	231,865	229,398	(0.3)%	(1.4)%
Average interest-earning assets	17,866,010	17,176,435	15,776,237	13.2%	4.0%
Average loans	16,150,015	15,470,132	13,879,173	16.4%	4.4%
Interest earning asset yield1	8.5%	8.6%	8.1%
Cost of funds2	3.2%	3.2%	2.2%
Net interest margin (NIM)3	5.1%	5.4%	5.8%
Net interest margin net of provisions4	4.0%	3.9%	4.0%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	34.3%	34.1%	33.9%
Quarterly inflation rate5	0.57%	0.54%	0.27%
Avg. Central Bank reference rate	4.00%	3.25%	0.50%
Avg. 10 year Central Bank yield (real)	3.09%	3.01%	3.14%
1. Interest income divided by interest earning assets
2. Interest expense divided by interest bearing liabilities + demand deposits
3. Net interest income divided by average interest earning assets annualized.
4. Net interest income net of provision expenses divided by interest earning assets. Excludes one-time provision expense of Ch$39.8bn in 4Q10.
5. Inflation measured as the variation of the Unidad de Fomento in the quarter.

Net interest income decreased 1.4% QoQ and 0.3% YoY. The Net interest margin in 1Q11 reached 5.1% compared to 5.4% in 4Q10 and 5.8% in 1Q10. Compared to 4Q10 and 1Q10, the decline in net interest income and margin was mainly due to higher short-term interest rates. The Central Bank increased short-term interest rates 75 basis points to 4.00% QoQ and 350 basis points in the last twelve months. The Bank’s liabilities have a shorter duration than assets and, therefore, re-price more quickly in a rising interest rate environment.  This has increased funding costs as reflected in the 10.5% QoQ and 63.0% YoY rise in interest expense.  Going forward, we expect rates to continue to rise. However, this negative effect on spreads should be partially compensated by:

(i)
improved asset quality. The Bank’s net interest margin net of provision expense reached 4.0% in 1Q11 compared to 3.9% in 4Q10 and 4.0% in 1Q10. Net interest income net of provision expense increased 6.5% QoQ and 13.1% YoY. As a result, the increase in funding costs has been offset by the decrease in provision expense;

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

9

(ii)
stabilization of the Bank’s funding costs. The Bank’s cost of funds increased 100 bp YoY to 3.2% in 1Q11, although this rise was lower than the rise in market rates. QoQ the Bank’s cost of funds remained stable as the Bank increased its cheaper core deposit base in the quarter (See Section 2: Funding) and continued to extend the duration of its institutional funding base in order to minimize negative impacts of rising short-term rates on our net interest margin. The ratio of average equity plus average demand deposits also improved to 34.3% in 1Q11 compared to 34.1% in 4Q10 and 33.9% in 1Q10;

(iii)
loan growth and yields; The Bank’s interest earning asset yields (interest income divided by average interest earning assets) have been gradually rising. In 1Q11, interest earning asset yields increased by 40 basis points YoY to 8.5% as our interest earning assets incorporate the rising interest rates; and

(iv)	the positive impact on margins of higher inflation forecast for the rest of 2011, as the Bank has more assets than liabilities linked to inflation.

PROVISION FOR LOAN LOSSES

Asset quality improves in the quarter. Coverage of NPLs reaches 118.2%

Provision for loan losses	Quarter			Change %
(Ch$ million)	1Q11	4Q10	1Q10	1Q11 / 1Q10	1Q 11 / 4Q10
Gross provisions	(131)	(53,746)	(27,303)	(99.5)%	(99.8)%
Charge-offs	(54,178)	(55,815)	(52,158)	3.9%	(2.9)%
Gross provisions and charge-offs	(54,309)	(109,561)	(79,461)	(31.7)%	(50.4)%
Loan loss recoveries	5,635	6,924	7,972	(29.3)%	(18.6)%
Net provisions for loan losses1	(48,674)	(102,637)	(71,489)	(31.9)%	(52.6)%
Total loans2	16,774,368	15,657,557	14,043,570	19.4%	7.1%
Loan loss reserves1	489,034	481,581	375,366	30.3%	1.5%
Non-performing loans3 (NPLs)	413,775	416,739	385,211	7.4%	(0.7)%
Risk Index4	2.92%	3.08%	2.67%
NPL / Total loans	2.47%	2.66%	2.74%
Coverage ratio of NPLs5	118.2%	115.6%	97.4%
1.
Provision for loan losses and loan loss reserves for 1Q10 includes a reclassification of Ch$1,302 million of provisions for off-balance sheet contingent loans from Other operating expenses and Other Provisions to Loan loss reserves and Provision Expenses. 4Q10 Provision for loan losses and loan loss reserves includes a reclassification of Ch$39,800 million of provisions for commercial loans recognized in line with the change in provisioning models for commercial loans analyzed on an individual basis. This charge was reclassified from Other operating expenses and Other Provisions to Loan loss reserves and Provision Expenses.

2.	Excludes interbank loans.
3.	NPL: Non-performing loans; full balance of loans with one installment 90 days or more overdue.
4.	Risk Index: Loan loss reserves / Total loans; measures the percentage of loans the Bank’s must provision for given its internal models and the Superintendency of Banks guidelines.
5.	Loan loss reserves / NPLs.

Asset quality improved in the quarter. The NPL ratio improved to 2.47% of total loans from 2.66% in 4Q10 and 2.74% in 1Q10. The coverage ratio of total NPLs (loan loss reserves over non-performing loans) also improved and reached 118.2% as of March 31, 2011 compared to 115.6% as of December 31, 2010 and 97.4% as of March 31, 2010.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

10

Provision expense in the quarter decreased 52.6% QoQ and 31.9% YoY in 1Q11.  The QoQ declines was mainly due to the Ch$39,800 million in one-time provision expenses recognized in 4Q10 as a result of the change in provisioning methodology for commercial loans analyzed on an individual basis. Excluding this charge, QoQ provision expense decreased 22.5%. As asset quality improved in the quarter as economic growth and employment levels rebounded sharply in the year.  The Banks on-going efforts in 2009 and 2010 of improving credit scoring models, boosting coverage and improving collection efforts of early non-performance at the branch level has also been a driver of the lower provision expense and higher coverage ratios.

By loan product, provision expense was as follows:

Net provisions by segment	Quarter			Change %
(Ch$ million)	1Q11	4Q10	1Q10	1Q11 / 1Q10	1Q 11 / 4Q10
Commercial loans1,2	(4,683)	(57,605)	(23,231)	(79.8)%	(91.9)%
Residential mortgage loans	(5,222)	(6,356)	(5,197)	0.5%	(17.8)%
Consumer loans2	(38,769)	(38,676)	(43,061)	(10.0)%	0.2%
Net provisions for loan losses	(48,674)	(102,637)	(71,489)	(31.9)%	(52.6)%
1.	4Q10 figures includes Ch$39,800 million as a result of the
2.	Includes net provision expenses for interbank loans.
3.	Includes provision reversal for contingent loans, which is included in Other operating income in 3Q10.

The Bank expects, as the Chilean economy strengthens, to see a rise in consumer and SME lending. This expected rise in retail lending is being complemented with continuous investments and improvements in the Bank’s credit scoring models in order to maintain an adequate balance between loan growth and risk levels.

Note: Reclassifications of Provisions in Income Statement and Balance Sheet

Beginning in January 2011, new provisioning guidelines defined by the Superintendency of Banks (SBIF) - the industry supervisor - for loans analyzed on an individual basis came into effect. This encompasses mainly large commercial, leasing and factoring loans. These regulations had an initial cost of implementation of Ch$39,800 million. As per indications of the SBIF, this one time effect was recognized in December 2010 as an Other operating expenses in the income statement and as a Non-credit provision in the Bank’s Liabilities. As stated in the 4Q10 Earnings Report, the SBIF also indicated that in 2011, this liability must be shifted to Loan loss reserves in the Balance Sheet and Provision Expenses in the Income Statement with no impact to net income. The Bank also reclassified Ch$ 1,302 million in provisions for off balance sheet contingent loans recognized as other operating expenses and as a Non-credit provision in the Bank’s liabilities in March 2010 figures, also with no impact on net income.

It is important to point out that such provisions are not expected to be reflected in the Bank's financial statements prepared in accordance with IFRS and filed with the U.S. Securities and Exchange Commission in our 2010-20F because such provisions are not expected to relate to incurred losses.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

11

NET FEE INCOME

Solid growth of fees

Fee Income	Quarter			Change %
(Ch$ million)	1Q11	4Q10	1Q10	1Q11 / 1Q10	1Q 11 / 4Q10
Collection fees	15,488	16,764	13,812	12.1%	(7.6)%
Credit, debit & ATM card fees	14,786	14,677	14,351	3.0%	0.7%
Asset management	10,953	10,841	9,391	16.6%	1.0%
Checking accounts & lines of credit	10,178	10,273	11,265	(9.6)%	(0.9)%
Insurance brokerage	8,815	10,032	5,106	72.6%	(12.1)%
Guarantees, pledges and other contingent operations	5,818	5,501	5,829	(0.2)%	5.8%
Fees from brokerage and custody of securities	3,262	2,698	1,906	71.1%	20.9%
Other Fees	2,089	(1,149)	691	202.3%	—%
Total fees	71,389	69,637	62,351	14.5%	2.5%

Net fee income was up 2.5% QoQ and 14.5% YoY as product usage and cross-selling indicators continued to improve in the quarter. The number of checking accounts increased 13.9% YoY, credit cards +18.1% YoY and Debit cards grew 9.8% YoY.

 Greater commercial activity in retail banking also boosted insurance related fees. Collection fees in 1Q11 increased 12.1% YoY and fees from our insurance brokerage subsidiary increased 72.6% YoY. Greater demand for insurance has driven insurance brokerage fees. The QoQ decline in these products is mainly due to seasonal factors. Going forward, regulatory changes may limit the growth of insurance related fees.

Fees from the brokerage and custody of securities grew 20.9% QoQ and 71.1% YoY. These fees were driven by increased stock brokerage income.  Fees from asset management increased 1.0% QoQ and 16.6% YoY. Mutual funds under management decreased 1.4% QoQ and 13.6% YoY, but equity funds, which generate higher management fees, continued to expand in the quarter, driving fee income.

Fees from credit, debit and ATM cards increased 0.7% QoQ and 3.0% YoY. Purchases with Santander Chile’s credit cards increased 31.6% YoY in monetary terms. This positive growth in usage and number of cards was partially offset by the increase in fee expenses related to our co-branding programs.

This positive evolution of fees in the quarter was offset by a fall in non-usage related fees such as checking account fees that decreased 0.9% QoQ and 9.6% YoY.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

12

NET RESULTS FROM FINANCIAL TRANSACTIONS

Positive evolution of client treasury activities

Results from Financial Transactions*	Quarter			Change %
(Ch$ million)	1Q11	4Q10	1Q10	1Q11 / 1Q10	1Q 11 / 4Q10
Net income from financial operations	49,375	(13,191)	52,092	(5.2)%	(474.3)%
Net foreign exchange income	(23,182)	32,852	(22,519)	2.9%	(170.6)%
Net results from financial transactions	26,193	19,661	29,573	(11.4)%	33.2%
*
These results mainly include the mark-to-market of the available for sale investment portfolio, realized and unrealized gains of financial investments held for trading, the interest revenue generated by the held for trading portfolio, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as Exchange differences, net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency.

Net results from financial transactions, which include the sum of the net income from financial operations and net foreign exchange income totaled a gain of Ch$26,193 million in 1Q11. In order to comprehend more clearly these line items, we present them by business area in the table below.

Results from Financial Transactions	Quarter			Change %
(Ch$ million)	1Q11	4Q10	1Q10	1Q11 / 1Q10	1Q 11 / 4Q10
Santander Global Connect and other client activities	16,040	13,585	13,029	23.1%	18.1%
Market-making	9,028	1,560	6,304	43.2%	478.7%
Client treasury services	25,068	15,145	19,333	29.7%	65.5%
Proprietary trading	2,971	(1,018)	7,067	(58.0)%	(391.8)%
Sale of loans and charged-off loans	1,081	8,375	(43)	—%	(87.1)%
Financial Management (ALCO) and other results	(2,927)	(2,841)	3,216	—%	3.0%
Non-client treasury services	1,126	4,516	10,240	(89.0)%	(75.1)%
Net results from financial transactions	26,193	19,661	29,573	(11.4)%	33.2%
1.  Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.

The Bank’s Client treasury services continued to generate positive results in 1Q11, totaling Ch$25,068 million and increasing 65.5% QoQ and 29.7% YoY. This was driven by a rises in our market making business and better results from Santander Global Connect, our commercial platform for selling treasury products to clients. More than 70% of income generated with our corporate and middle market clients comes from recurring non-lending activities.

These results were partially offset by lower results in Non-client treasury services. In the quarter, interest rates continued to rise, negatively affecting our proprietary trading and Financial Management (ALCO). The Financial Management Division manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, shareholders’ equity and liquidity. The aim of the Financial Management Division is to inject stability and recurrence into the net interest income of commercial activities and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk. Results were also affected by lower gains from the sale of charged-off loans in the quarter.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

13

OPERATING EXPENSES AND EFFICIENCY

Stable QoQ evolution of costs.  Investing to grow.

Operating Expenses	Quarter			Change %
(Ch$ million)	1Q11	4Q10	1Q10	1Q11 / 1Q10	1Q 11 / 4Q10
Personnel expenses	(62,841)	(65,344)	(55,589)	13.0%	(3.8)%
Administrative expenses	(39,502)	(37,600)	(36,053)	9.6%	5.1%
Depreciation and amortization	(13,340)	(13,176)	(12,341)	8.1%	1.2%
Impairment	(5)	(260)	(16)	(68.8)%	(98.1)%
Operating expenses	(115,688)	(116,380)	(103,999)	11.2%	(0.6)%
Efficiency ratio1	37.5%	34.8%	32.9%
1.	Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Net results from Financial transactions + Other operating income and expenses.

Operating expenses in 1Q11 decreased 0.6% QoQ and increased 11.2% YoY. The efficiency ratio reached 37.5% in 1Q11.

The QoQ decrease in personnel expenses was mainly due to seasonal factors and no significant variation in headcount. The 13.0% YoY increase in personnel expenses was mainly due greater commercial activity in various business segments, especially retail banking and as a result, variable incentives to commercial teams have increased. Headcount as of March 31 2011 totaled 11,115 personas and did not vary YoY.

Administrative expenses were up 5.1% QoQ and 9.6% YoY. This was also mainly due to greater commercial activity which increased marketing and general expenses. Branch rent expenses also increased as the Bank in 2010 sold 43 branches, which it now rents. At the same time, the Bank, in anticipation of a more positive economic environment forecast for the coming years, has been investing in technology and alternative distribution channels. The higher inflation also fueled administrative cost growth as 2/3 of operating expenses are linked to inflation. In 2011, the Bank expects to open approximately 25 branches and has already begun an important investment program in CRM technology, client service and new credit scoring models for SMEs. These projects should drive stronger revenue growth while increasing productivity.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

14

OTHER INCOME AND EXPENSES

Other Income and Expenses	Quarter			Change %
(Ch$ million)	1Q11	4Q10	1Q10	1Q11 / 1Q10	1Q 11 / 4Q10
Other operating income	2,550	22,824	5,738	(55.6)%	(88.8)%
Other operating expenses1	(20,613)	(9,989)	(10,927)	88.6%	106.4%
Other operating income, net	(18,063)	12,835	(5,189)	248.1%	—%
Income attributable to investments in other companies	575	(4)	120	379.2%	—%
Income tax	(26,501)	(18,927)	(21,760)	21.8%	40.0%
Income tax rate	18.4%	16.5%	15.5%
1.
The one-time charge of Ch$39,800 million recognized by the Bank in 4Q10 as part of the modification of provisioning models for commercial loans was reclassified to provision expense. See Provision Expense.

Other operating income, net, totaled Ch$-18,063 million in 1Q11. Other operating income totaled Ch$2,550 million and decreased 88.8% QoQ and 55.6% YoY. The QoQ decline was mainly due to the Ch$17,986 million gain recognized in 4Q10 from the sale of 27 branches. Compared to 1Q10 the 55.6% decline in other operating income was mainly due to a Ch$4,045 million gain recognized in 1Q10 from the reversal of provisions for non-credit contingencies. Other operating expenses totaled Ch$20,613 million and increased 106.4% QoQ and 88.6% YoY. Higher other operating expense in 1Q11 was mainly due to higher provisions for non-credit contingencies, which totaled Ch$6,883 million in 1Q11, and higher expenses related to repossessed assets. These totaled Ch$4,774 million in 1Q11 compared to Ch$3,282 million in 1Q10.

Income tax increased 40.0% QoQ and 21.8% YoY.  The statutory corporate tax rate in Chile in 2010 was 17%. In 2011, it will be 20% as part of the plan to finance the post-earthquake reconstruction efforts. In 2012, the statutory corporate tax rate will decline to 18.5% and in 2013, it will return to 17%.  The Bank’s effect tax rate tends to be below the statutory rate, since for tax purposes, the Bank still recognizes a loss from the price level restatement of its capital.
Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

15

SECTION 4: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies.

Moody’s	Rating
Foreign currency bank deposits	Aa3
Senior bonds	Aa3
Subordinated debt	A1
Bank Deposits in Local Currency	Aa3
Bank financial strength	B-
Short-term deposits	P-1

Standard and Poor’s (Outlook Positive)	Rating
Long-term Foreign Issuer Credit	A+
Long-term Local Issuer Credit	A+
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	AA-
Local Currency Long-term Debt	AA-
Foreign Currency Short-term Debt	F1+
Local Currency Short-term Debt	F1+
Individual rating	B

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	Level 2	1CN1
Short-term deposits	N1+	Level 1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+
Outlook	Stable	Stable

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

16

SECTION 5: SHARE PERFORMANCE
As of March 2011

Ownership Structure:

ADR price (US$) 1Q11
03/31/11:	86.75
Maximum (1Q11):	93.75
Minimum (1Q11):	76.06

Market Capitalization: US$15,737 million

P/E 12 month trailing*:	15.9
P/BV (03/31/11)**:	3.96
Dividend yield***:	3.7%

*	Price as of March 31 / 12mth Earnings
**	Price as of March 31 / Book value as of 3/31/11
***	Based on closing price on record date of last dividend payment.

Average daily traded volumes 1Q11
US$ million

Local share price (Ch$) 1Q11
03/31/11:	40.05
Maximum (2010):	43.65
Minimum (2010):	35.63

Dividends:
Year paid	Ch$/share	% of previous year earnings
2006:	0.83	65%
2007:	0.99	65%
2008:	1.06	65%
2009:	1.13	65%
2010:	1.37	60%
2011:	1.52	60%

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

17

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Mar-11	Mar-11	Dec-10	Mar-10	Mar. 11 / 10	Mar. 11 / Dec. 10
	US$ths	Ch$mn			% Chg.
Assets
Cash and balances from Central Bank	4,688,602	2,238,573	1,762,198	1,526,810	46.6%	27.0%
Funds to be cleared	1,222,373	583,622	374,368	345,521	68.9%	55.9%
Financial assets held for trading	561,215	267,952	379,670	877,884	(69.5)%	(29.4)%
Investment collateral under agreements to repurchase	25,213	12,038	170,985	3,679	227.2%	(93.0)%
Derivatives	2,948,868	1,407,937	1,624,378	1,465,832	(3.9)%	(13.3)%
Interbank loans	119,160	56,893	69,672	47,738	19.2%	(18.3)%
Loans, net of reserves for loan losses	34,108,981	16,285,333	15,175,975	13,668,205	19.1%	7.3%
Available-for-sale financial assets	3,478,366	1,660,746	1,473,980	1,572,839	5.6%	12.7%
Held-to-maturity investments	-	-	-	-
Investments in other companies	16,381	7,821	7,275	7,095	10.2%	7.5%
Intangible assets	153,859	73,460	77,990	72,290	1.6%	(5.8)%
Fixed assets	317,778	151,723	154,985	179,981	(15.7)%	(2.1)%
Current tax assets	28,070	13,402	12,499	4,649	188.3%	7.2%
Deferred tax assets	292,598	139,701	117,964	103,186	35.4%	18.4%
Other assets	1,376,429	657,176	640,937	572,371	14.8%	2.5%
Total Assets	49,337,893	23,556,377	22,042,876	20,448,080	15.2%	6.9%

Liabilities and Equity
Demand deposits	9,038,775	4,315,563	4,236,434	3,890,230	10.9%	1.9%
Funds to be cleared	836,094	399,193	300,125	197,908	101.7%	33.0%
Investments sold under agreements to repurchase	341,454	163,027	294,725	762,703	(78.6)%	(44.7)%
Time deposits and savings accounts	17,611,934	8,408,818	7,258,757	6,818,939	23.3%	15.8%
Derivatives	2,767,678	1,321,428	1,643,979	1,358,323	(2.7)%	(19.6)%
Deposits from credit institutions	3,577,642	1,708,145	1,584,057	2,005,763	(14.8)%	7.8%
Marketable debt securities	9,311,765	4,445,902	4,190,888	2,872,100	54.8%	6.1%
Other obligations	360,607	172,172	166,289	174,497	(1.3)%	3.5%
Current tax liabilities	4,187	1,999	1,293	74,440	(97.3)%	54.6%
Deferred tax liability	38,806	18,528	5,441	1,650	1022.9%	240.5%
Provisions	533,798	254,862	235,953	265,070	(3.9)%	8.0%
Other liabilities	851,532	406,564	261,328	313,411	29.7%	55.6%
Total Liabilities	45,274,272	21,616,201	20,179,269	18,735,034	15.4%	7.1%
		-
Equity		-
Capital	1,866,799	891,303	891,303	891,303	0.0%	0.0%
Reserves	107,946	51,539	51,539	51,539	0.0%	0.0%
Unrealized gain (loss) Available-for-sale financial assets	(26,593)	(12,697)	(5,180)	(32,620)	(61.1)%	145.1%
Retained Earnings:	2,043,240	975,545	894,136	772,882	26.2%	9.1%
Retained earnings previous periods	2,172,548	1,037,283	560,128	818,885	26.7%	85.2%
Net income	243,582	116,298	477,155	119,104	(2.4)%	(75.6)%
Provision for mandatory dividend	(372,889)	(178,036)	(143,147)	(165,107)	7.8%	24.4%
Total Shareholders' Equity	3,991,392	1,905,690	1,831,798	1,683,104	13.2%	4.0%
Minority Interest	72,230	34,486	31,809	29,942	15.2%	8.4%
Total Equity	4,063,621	1,940,176	1,863,607	1,713,046	13.3%	4.1%
Total Liabilities and Equity	49,337,893	23,556,377	22,042,876	20,448,080	15.2%	6.9%

Figures in US$ have been translated at the exchange rate of Ch$477.45

Beginning in January 2011, new provisioning guidelines defined by the Superintendency of Banks (SBIF) - the industry supervisor - for loans analyzed on an individual basis came into effect. This encompasses mainly large commercial, leasing and factoring loans. These regulations had an initial cost of implementation of Ch$39,800 million. As per indications of the SBIF, this one time effect was recognized in December 2010 as an Other operating expenses in the income statement and as a Non-credit provision in the Bank’s Liabilities. As stated in the 4Q10 Earnings Report, the SBIF also indicated that in 2011, this liability must be shifted to Loan loss reserves in the Balance Sheet and Provision Expenses in the Income Statement with no impact to net income. The Bank also reclassified Ch$ 1,302 million in provisions for off balance sheet contingent loans recognized as other operating expenses and as a Non-credit provision in the Bank’s liabilities in March 2010 figures, also with no impact on net income.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

18

ANNEX 2: QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	1Q11	1Q11	4Q10	1Q10	1Q11 / 1Q10	1Q 11 / 4Q10
	US$ths.	Ch$mn			% Chg.
Interest revenue	792,579	378,417	367,381	321,238	17.8%	3.0%
Interest expense	(313,612)	(149,734)	(135,516)	(91,840)	63.0%	10.5%
Net interest income	478,967	228,683	231,865	229,398	(0.3)%	(1.4)%
Fee income	191,094	91,238	90,837	79,159	15.3%	0.4%
Fee expense	(41,573)	(19,849)	(21,200)	(16,808)	18.1%	(6.4)%
Net fee income	149,521	71,389	69,637	62,351	14.5%	2.5%
Net income from financial operations	103,414	49,375	(13,191)	52,092	(5.2)%	(474.3)%
Net foreign exchange income	(48,554)	(23,182)	32,852	(22,519)	2.9%	(170.6)%
Total financial transactions, net	54,860	26,193	19,661	29,573	(11.4)%	33.2%
Other operating income	5,341	2,550	22,824	5,738	(55.6)%	(88.8)%
Operating profit before loan losses	688,690	328,815	343,987	327,060	0.5%	(4.4)%
Provision expense	(101,946)	(48,674)	(102,637)	(71,489)	(31.9)%	(52.6)%
Total operating income net of interest, fee and provision expenses	586,744	280,141	241,350	255,571	9.6%	16.1%
Personnel expenses	(131,618)	(62,841)	(65,344)	(55,589)	13.0%	(3.8)%
Administrative expenses	353,180	(39,502)	(37,600)	(36,053)	9.6%	5.1%
Depreciation and amortization	(27,940)	(13,340)	(13,176)	(12,341)	8.1%	1.2%
Impairment	(10)	(5)	(260)	(16)	(68.8)%	(98.1)%
Operating expenses	(242,304)	(115,688)	(116,380)	(103,999)	11.2%	(0.6)%
Other operating expenses	(43,173)	(20,613)	(9,989)	(10,927)	88.6%	106.4%
Total operating expenses	(285,477)	(136,301)	(126,369)	(114,926)	18.6%	7.9%
Net operating income	301,267	143,840	114,981	140,645	2.3%	25.1%
Income attributable to investments in other companies	1,204	575	(4)	120	379.2%	--%
Net income before taxes	302,471	144,415	114,977	140,765	2.6%	25.6%
Income tax	(55,505)	(26,501)	(18,927)	(21,760)	21.8%	40.0%
Net income from ordinary activities	246,966	117,914	96,050	119,005	(0.9)%	22.8%
Net income discontinued operations	0	0	0	0
Net income attributable to:
Minority interest	3,385	1,616	2,178	(99)	-1732.3%	(25.8)%
Net income attributable to shareholders	243,582	116,298	93,872	119,104	(2.4)%	23.9%
Figures in US$ have been translated at the exchange rate of Ch$477.45

Beginning in January 2011, new provisioning guidelines defined by the Superintendency of Banks (SBIF) - the industry supervisor - for loans analyzed on an individual basis came into effect. This encompasses mainly large commercial, leasing and factoring loans. These regulations had an initial cost of implementation of Ch$39,800 million. As per indications of the SBIF, this one time effect was recognized in December 2010 as an Other operating expenses in the income statement and as a Non-credit provision in the Bank’s Liabilities. As stated in the 4Q10 Earnings Report, the SBIF also indicated that in 2011, this liability must be shifted to Loan loss reserves in the Balance Sheet and Provision Expenses in the Income Statement with no impact to net income. The Bank also reclassified Ch$ 1,302 million in provisions for off balance sheet contingent loans recognized as other operating expenses and as a Non-credit provision in the Bank’s liabilities in March 2010 figures, also with no impact on net income.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

19

ANNEX 3: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Mar-10	Jun-10	Sep-10	Dec-10	Mar-11
(Ch$ millions)
Loans
Consumer loans	2,303,983	2,404,128	2,554,884	2,700,791	2,815,118
Residential mortgage loans	4,219,733	4,360,496	4,498,799	4,651,136	4,758,712
Commercial loans	7,519,854	7,817,843	8,178,336	8,305,630	9,200,538
Total loans	14,043,570	14,582,467	15,232,019	15,657,557	16,774,368
Allowance for loan losses	(375,366)	(387,624)	(428,833)	(481,581)	(489,034)
Total loans, net of allowances	13,668,204	14,194,843	14,803,186	15,175,976	16,285,334

Loans by segment
Individuals	7,411,686	7,715,031	8,035,617	8,407,416	8,652,205
SMEs	2,143,885	2,210,170	2,301,536	2,375,192	2,467,951
Total retail lending	9,555,571	9,925,201	10,337,153	10,782,608	11,120,156
Institutional lending	313,079	330,980	340,274	331,153	352,593
Middle-Market & Real estate	2,907,944	2,983,741	3,160,681	3,288,107	3,562,558
Corporate	1,279,965	1,347,855	1,406,210	1,293,321	1,757,732

Customer funds
Demand deposits	3,890,230	4,168,884	3,991,732	4,236,434	4,315,563
Time deposits	6,818,939	7,193,376	7,155,213	7,258,757	8,408,818
Total deposits	10,709,169	11,362,260	11,146,945	11,495,191	12,724,381
Mutual funds (Off balance sheet)	3,635,544	3,510,479	3,305,683	3,188,151	3,142,373
Total customer funds	14,344,713	14,872,739	14,452,628	14,683,342	15,866,754
Loans / Deposits1	104.3%	99.8%	100.9%	99.8%	96.9%

Average balances
Avg. interest earning assets	15,776,237	15,816,902	16,463,951	17,176,435	17,866,010
Avg. loans	13,879,173	14,291,144	14,874,816	15,470,132	16,150,015
Avg. assets	20,737,995	20,741,836	20,915,047	21,841,681	22,679,590
Avg. demand deposits	3,678,104	4,107,978	4,005,565	4,056,105	4,271,464
Avg equity	1,665,977	1,644,453	1,712,967	1,801,866	1,857,339
Avg. free funds	5,344,081	5,752,431	5,718,532	5,857,971	6,128,803

Capitalization
Risk weighted assets	15,513,732	16,210,259	16,739,710	17,245,265	18,013,990
Tier I (Shareholders' equity)	1,683,103	1,665,326	1,757,340	1,831,799	1,831,802
Tier II	599,353	627,608	672,740	672,099	672,096
Regulatory capital	2,282,455	2,292,934	2,430,080	2,503,898	2,503,898
Tier I ratio	10.8%	10.3%	10.5%	10.6%	10.6%
BIS ratio	14.7%	14.1%	14.5%	14.5%	14.1%

Profitability & Efficiency
Net interest margin	5.8%	6.1%	5.7%	5.4%	5.1%
Efficiency ratio	32.9%	35.3%	33.8%	34.8%	37.5%
Avg. Free funds / interest earning assets	33.9%	36.4%	34.7%	34.1%	34.3%
Return on avg. equity	28.6%	33.8%	29.3%	20.8%	25.0%
Return on avg. assets	2.3%	2.7%	2.4%	1.7%	2.1%

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

20

	Mar-10	Jun-10	Sep-10	Dec-10	Mar-11
Asset quality
Non-performing loans (NPLs)2	385,211	415,556	407,831	416,739	413,775
Past due loans3	197,060	200,524	207,530	206,601	216,072
Expected loss4	375,366	387,624	428,833	481,581	489,034
NPLs / total loans	2.74%	2.85%	2.68%	2.66%	2.47%
PDL / total loans	1.40%	1.38%	1.36%	1.32%	1.29%
Coverage of NPLs (Loan loss allowance / NPLs)	97.44%	93.28%	105.15%	115.56%	118.19%
Coverage of PDLs (Loan loss allowance / PDLs)	190.5%	193.3%	206.6%	233.1%	226.3%
Expected loss (Loan loss allowances / Loans)	2.67%	2.66%	2.82%	3.08%	2.92%
Cost of credit (prov. expense / loans)	2.04%	1.50%	2.17%	2.62%	1.16%

Network
Branches	498	499	500	504	506
ATMs	1,856	1,871	1,914	2,018	2,017
Employees	11,155	11,133	11,049	11,001	11,115

Market information (period-end)
Net income per share (Ch$)	0.63	0.74	0.67	0.50	0.62
Net income per ADR (US$)	1.25	1.41	1.42	1.11	1.33
Stock price	34.4	35.7	45.1	42.3	40.1
ADR price	68.2	67.1	96.6	93.4	86.8
Market capitalization (US$mn)	12,373	12,168	17,512	16,946	15,734
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 1,039 shares)	181.4	181.4	181.4	181.4	181.4

Other Data
Quarterly inflation rate5	0.27%	0.97%	0.65%	0.54%	0.57%
Avg. overnight interbank rate (nominal)	0.40%	0.51%	1.76%	2.90%	3.44%
Avg. 10 year Central Bank yield (real)	3.14%	3.04%	2.82%	3.01%	3.09%
Avg. 10 year Central Bank yield (nominal)	6.41%	6.42%	6.07%	6.12%	6.67%
Observed Exchange rate (Ch$/US$) (period-end)	526.29	543.09	485.23	468.37	482.08

1 Ratio = Loans - marketable securities / Time deposits + demand deposits
2 Capital + future interest of all loans with one installment 90 days or more overdue.
3 Total installments plus lines of credit more than 90 days overdue
4 Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of expected loss
5 Calculated using the variation of the Unidad de Fomento (UF) in the period
Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

21

Santander

# BANCO SANTANDER CHILE Y FILIALES

## Estados Financieros Intermedios Consolidados

por los períodos terminados el 31 de Marzo de 2009 y 2008

C0NTENIDO

Estados Financieros Intermedios Consolidados

ESTADOS INTERMEDIOS DE SITUACIÓN FINANCIERA CONSOLIDADOS	3
ESTADOS INTERMEDIOS CONSOLIDADOS DE RESULTADOS	4
ESTADOS INTERMEDIOS CONSOLIDADOS DE RESULTADOS INTEGRALES	5
ESTADOS INTERMEDIOS CONSOLIDADO DE CAMBIOS EN EL PATRIMONIO	6
ESTADOS INTERMEDIOS CONSOLIDADOS DE FLUJOS DE EFECTIVO	7

Notas a los Estados Intermedios Financieros Consolidados

NOTA N°01 - PRINCIPALES CRITERIOS CONTABLES UTILIZADOS:	9
NOTA N°02 - CAMBIOS CONTABLES:	35
NOTA N°03 - HECHOS RELEVANTES: .	38
NOTA N°04 - SEGMENTOS DE NEGOCIO:	39
NOTA N°05 - EFECTIVO Y EQUIVALENTE DE EFECTIVO:	43
NOTA N°06 - INSTRUMENTOS PARA NEGOCIACIÓN:	44
NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES:	45
NOTA N°08 - ADEUDADO POR BANCOS:	51
NOTA N°09 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES:	52
NOTA N°10 - INSTRUMENTOS DE INVERSIÓN:	57
NOTA N°11 - INTANGIBLES:	58
NOTA N°12 - ACTIVO FIJO:	60
NOTA N°13 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS:	63
NOTA N°14 - OTROS ACTIVOS:	66
NOTA N°15 - DEPÓSITOS Y OTRAS CAPTACIONES:	67
NOTA N°16 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES:	68
NOTA N°17 - VENCIMIENTO DE ACTIVOS Y PASIVOS:	73
NOTA N°18 - OTROS PASIVOS:	75
NOTA N°19 - CONTINGENCIAS Y COMPROMISOS:	76
NOTA N°20 - PATRIMONIO:	78
NOTA N°21 - REQUERIMIENTOS DE CAPITAL (BASILEA):	81
NOTA N°22 - INTERES NO CONTROLADOR (MINORITARIOS):	83
NOTA N°23 - INTERESES Y REAJUSTES:	85
NOTA N°24 - COMISIONES:	87
NOTA N°25 - RESULTADOS DE OPERACIONES FINANCIERAS:	88
NOTA N°26 - RESULTADO NETO DE CAMBIO:	88
NOTA N°27 - PROVISIONES POR RIESGO DE CRÉDITO:	89
NOTA N°28 - REMUNERACIONES Y GASTOS DEL PERSONAL:	90
NOTA N°29 - GASTOS DE ADMINISTRACIÓN:	91
NOTA N°30 - DEPRECIACIONES, AMORTIZACIONES Y DETERIOROS:	92
NOTA N°31 - OTROS INGRESOS Y GASTOS OPERACIONALES:	93
NOTA N°32 - OPERACIONES CON PARTES RELACIONADAS:	95
NOTA N°33 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS:	99
NOTA N°34 - HECHOS POSTERIORES:	102

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS  DE SITUACIÓN FINANCIERA CONSOLIDADOS
Por los períodos terminados al

		Al 31 de Marzo de	Al 31 de Diciembre de
		2011	2010
	NOTA	MM$	MM$

ACTIVOS
Efectivo y depósitos en bancos	5	2.238.573	1.762.198
Operaciones con liquidación en curso	5	583.622	374.368
Instrumentos para negociación	6	267.952	379.670
Contratos de retrocompra y préstamos de valores		12.038	170.985
Contratos de derivados financieros	7	1.407.937	1.624.378
Adeudado por bancos	8	56.893	69.672
Créditos y cuentas por cobrar a clientes	9	16.285.333	15.175.975
Instrumentos de inversión disponibles para la venta	10	1.660.746	1.473.980
Instrumentos de inversión hasta el vencimiento	10	-	-
Inversiones en sociedades		7.821	7.275
Intangibles	11	73.460	77.990
Activo fijo	12	151.723	154.985
Impuestos corrientes	13	13.402	12.499
Impuestos diferidos	13	139.701	117.964
Otros activos	14	657.176	640.937
TOTAL ACTIVOS		23.556.377	22.042.876

PASIVOS
Depósitos y otras obligaciones a la vista	15	4.315.563	4.236.434
Operaciones con liquidación en curso	5	399.193	300.125
Contratos de retrocompra y préstamos de valores		163.027	294.725
Depósitos y otras captaciones a plazo	15	8.408.818	7.258.757
Contratos de derivados financieros	7	1.321.428	1.643.979
Obligaciones con bancos		1.708.145	1.584.057
Instrumentos de deuda emitidos	16	4.445.902	4.190.888
Otras obligaciones financieras	16	172.172	166.289
Impuestos corrientes	13	1.999	1.293
Impuestos diferidos	13	18.528	5.441
Provisiones		254.862	235.953
Otros pasivos	18	406.564	261.328

TOTAL PASIVOS		21.616.201	20.179.269

PATRIMONIO

Atribuible a tenedores patrimoniales del Banco:		1.905.690	1.831.798
Capital		891.303	891.303
Reservas		51.539	51.539
Cuentas de valoración		(12.697)	(5.180)
Utilidades retenidas		975.545	894.136
Utilidades retenidas de ejercicios anteriores		1.037.283	560.128
Utilidad (pérdida) del ejercicio		116.298	477.155
Menos: Provisión para dividendos mínimos		(178.036)	(143.147)
Interés no controlador	22	34.486	31.809

TOTAL PATRIMONIO		1.940.176	1.863.607

TOTAL PASIVOS Y PATRIMONIO		23.556.377	22.042.876

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS CONSOLIDADOS DE RESULTADOS
Por los períodos terminados al

		Por el período terminado al 31 de Marzo de
		2011	2010
	NOTA	MM$	MM$

RESULTADOS OPERACIONALES

Ingresos por intereses y reajustes	23	378.417	321.238
Gastos por intereses y reajustes	23	(149.734)	(91.840)

Ingreso neto por intereses y reajustes		228.683	229.398

Ingresos por comisiones	24	91.238	79.159
Gastos por comisiones	24	(19.849)	(16.808)

Ingreso neto de comisiones		71.389	62.351

Utilidad neta de operaciones financieras	25	49.375	52.092
Utilidad de cambio neta	26	(23.182)	(22.519)
Otros ingresos operacionales	31	2.550	5.738

Total Ingresos operacionales		328.815	327.060

Provisiones por riesgo de crédito	27	(48.674)	(71.489)

INGRESO OPERACIONAL NETO		280.141	255.571

Remuneraciones y gastos del personal	28	(62.841)	(55.589)
Gastos de administración	29	(39.502)	(36.053)
Depreciaciones y amortizaciones	30	(13.340)	(12.341)
Deterioro	12	(5)	(16)
Otros gastos operacionales	31	(20.613)	(10.927)

Total Gastos operacionales		(136.301)	(114.926)

RESULTADO OPERACIONAL		143.840	140.645

Resultado por inversiones en sociedades		575	120

Resultado antes de impuesto a la renta		144.415	140.765

Impuesto a la renta	13	(26.501)	(21.760)

UTILIDAD CONSOLIDADA DEL EJERCICIO		117.914	119.005

Atribuible a:
Tenedores patrimoniales del Banco		116.298	119.104
Interés no controlador	22	1.616	(99)

Utilidad por acción atribuible a tenedores patrimoniales del Banco:
(expresada en pesos)
Utilidad básica		0.617	0.632
Utilidad diluida		0.617	0.632

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS CONSOLIDADOS DE RESULTADOS INTEGRALES
Por los períodos terminados al

		Por el período terminado al 31 de Marzo de
		2011	2010
	NOTA	MM$	MM$

UTILIDAD CONSOLIDADA DEL EJERCICIO		117.914	119.005

OTROS RESULTADOS INTEGRALES

Instrumentos de inversión disponibles para la venta	10	(7.682)	7.578
Coberturas de flujo de efectivo	7	(1.494)	(14.645)

Otros resultados integrales antes de impuesto a la renta		(9.176)	(7.067)

Impuesto a la renta relacionado con otros resultados integrales	13	1.837	1.201

Total de otros resultados integrales		(7.339)	(5.866)

RESULTADOS INTEGRALES CONSOLIDADOS DEL EJERCICIO		110.575	113.139

Atribuible a :
Tenedores patrimoniales del Banco		108.782	113.288
Interés no controlador	22	1.793	(149)

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS CONSOLIDADOS DE CAMBIOS EN EL PATRIMONIO
Por los períodos terminados al 31 de Marzo de 2011 y 2010

		RESERVAS		CUENTAS DE VALORACION			UTILIDADES RETENIDAS
	Capital	Reservas y otras utilidades retenidas	Fusión de sociedades bajo control común	Instrumentos de Inversión disponibles para la venta	Coberturas de flujo de efectivo	Impuesto a la renta	Utilidades retenidas de ejercicios anteriores	Utilidades del ejercicio	Provisión para dividendo mínimo	Total atribuible a tenedores patrimoniales	Interés no controlador	Total Patrimonio
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 31 de Diciembre de 2009	891.303	53.763	(2.224)	(29.132)	(3.162)	5.490	440.401	431.253	(129.376)	1.658.316	29.799	1.688.115
Distribución resultado ejercicio anterior	-	-	-	-	-	-	431.253	(431.253)	-	-	-	-
Primera aplicación del Capítulo B3	-	-	-	-	-	-	(52.662)	-	-	(52.662)	-	(52.662)
Saldos al 01 de Enero de 2010	891.303	53.763	(2.224)	(29.132)	(3.162)	5.490	818.992	-	(129.376)	1.605.654	29.799	1.635453
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	-	-
Dividendos/retiros realizados	-	-	-	-	-	-	-	-	-	-	-	-
Otros movimientos patrimoniales	-	-	-	-	-	-	(107)	-	-	(107)	292	185
Provisiones para dividendos mínimos	-	-	-	-	-	-	-	-	(35.731)	(35.731)	-	(35.731)
Subtotales	-	-	-	-	-	-	(107)	-	(35.731)	(35.838)	292	(35.546)
Otros resultados integrales	-	-	-	7.638	(14.645)	1.191	-	-	-	(5.816)	(50)	(5.866)
Resultado del ejercicio	-	-	-	-	-	-	-	119.104	-	119.104	(99)	119.005
Subtotales	-	-	-	7.638	(14.645)	1.191	-	119.104	-	113.288	(149)	113.139
Saldos al 31 de Marzo de 2010	891.303	53.763	(2.224)	(21.494)	(17.807)	6.681	818.885	119.104	(165.107)	1.683.104	29.942	1.713.046

Saldos al 31 de Diciembre de 2010	891.303	53.763	(2.224)	(18.341)	11.958	1.203	560.128	477.155	(143.147)	1.831.798	31.809	1.863.607
Distribución resultado ejercicio anterior	-	-	-	-	-	-	477.155	(477.155)	-	-	-	-
Saldos al 01 de Enero de 2011	891.303	53.763	(2.224)	(18.341)	11.958	1.203	1.037.283	-	(143.147)	1.831.798	31.809	1.863.607
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	-	-
Dividendos/retiros realizados	-	-	-	-	-	-	-	-	-	-	-	-
Otros movimientos patrimoniales	-	-	-	-	-	-	-	-	-	-	884	884
Provisión para dividendos mínimos	-	-	-	-	-	-	-	-	(34.889)	(34.889)	-	(34.889)
Subtotales	-	-	-	-	-	-	-	-	(34.889)	(34.889)	884	(34.005)
Otros resultados integrales	-	-	-	(7.896)	(1.494)	1.873	-	-	-	(7.517)	177	(7.340)
Resultado del ejercicio	-	-	-	-	-	-	-	116.298	-	116.298	1.616	117.914
Subtotales	-	-	-	(7.896)	(1.494)	1.873	-	116.298	-	108.781	1.793	110.574

Saldos al 31 de Marzo de 2011	891.303	53.763	(2.224)	(26.237)	10.464	3.076	1.037.283	116.298	(178.036)	1.905.690	34.486	1.940.176

Período	Resultado atribuible a tenedores patrimoniales	Destinado a reservas o utilidades retenidas	Destinado a dividendos	Porcentaje distribuido	N° de acciones	Dividendo por acción (en pesos)
	MM$	MM$	MM$	%

Año 2009 (Junta Accionistas Abril 2010)	431.253	172.501	258.752	60%	188.446.126.794	1,373

 BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
Por los períodos terminados al

		Al 31 de Marzo de
		2011	2010
	NOTA	MM$	MM$

A – FLUJOS DE EFECTIVO DE LAS ACTIVIDADES DE OPERACIÓN:
UTILIDAD CONSOLIDADA ANTES DE IMPUESTO A LA RENTA		144.415	140.765
Cargos (abonos) a resultados que no significan movimiento de efectivo		(231.425)	(237.590)
Depreciaciones y amortizaciones	30	13.340	12.341
Deterioro de activo fijo	12	5	16
Provisiones por activos riesgosos	27	54.309	79.462
Provisión ajuste a valor de mercado de inversiones	-	(10.133)	(29.927)
Utilidad por inversiones en sociedades	-	(575)	(120)
Utilidad en venta de bienes recibidos en pago	31	1.651	864
Provisiones por bienes recibidos en pago	31	525	1.417
Utilidad en venta de participación en otras sociedades	31	-	-
Utilidad en venta de activos fijos	31	(731)	(148)
Castigo de bienes recibidos en pago	31	3.458	1.147
Ingresos netos por intereses	23	(228.683)	(229.398)
Ingresos netos comisiones	24	(71.389)	(62.351)
Otros cargos (abonos) a resultado que no significan movimientos de efectivo		324	(2.719)
Cambios en los activos y pasivos por impuestos diferidos	13	6.474	(8.174)
Aumento/disminución de activos y pasivos de operación		664.763	(447.878)
Disminución (aumento) de créditos y cuentas por cobrar a clientes	-	(1.129.597)	(332.990)
Disminución (aumento) de inversiones financieras	-	(99.368)	208.302
Disminución (aumento) por contratos de retrocompra (activos)	-	158.947	(14.861)
Disminución (aumento) de adeudados por bancos	-	12.778	(24.368)
Disminución de bienes recibidos o adjudicados en pago	-	10.203	3.714
Aumento de acreedores en cuentas corrientes	-	(32.607)	257.057
Aumento (disminución) de depósitos y otras captaciones a plazo	-	1.154.731	(345.565)
Aumento (disminución) de obligaciones con bancos del país	-	-	(26.301)
Aumento de otras obligaciones a la vista o a plazo	-	64.972	25.034
Aumento (disminución) de obligaciones con bancos del exterior	-	123.782	(18.199)
Disminución de obligaciones con el Banco Central de Chile	-	(163)	(628)
Aumento (disminución) por contratos de retrocompra (pasivos)	-	(131.697)	(384.789)
Aumento (disminución) de otros pasivos de corto plazo	-	3.885	15.118
Aumento neto de otros activos y pasivos	-	39.766	(100.436)
Emisión de letras de crédito	-	-	-
Rescate de letras de crédito	-	(24.350)	(23.873)
Emisión de bonos corrientes	-	334.690	112.346
Rescate de bonos corrientes y pago de intereses	-	(101.030)	(7.748)
Intereses y reajustes percibidos	-	377.177	245.673
Intereses y reajustes pagados	-	(142.252)	(76.169)
Dividendos recibidos de inversiones en sociedades	-	8	214
Comisiones percibidas	24	91.238	79.159
Comisiones pagadas	24	(19.849)	(16.808)
Impuesto a la renta	13	(26.501)	(21.760)
Total flujos originados por actividades operacionales		577.753	(544.703)

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
Por los períodos terminados al

		Al 31 de Marzo de
		2011	2010
	NOTA	MM$	MM$

B – FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE INVERSION:
Adquisiciones de activos fijos	12	(4.209)	(1.127)
Enajenaciones de activos fijos	-	2.650	669
Adquisiciones de inversiones en sociedades	-	-	-
Enajenaciones de inversiones en sociedades	-	-	-
Adquisiciones de activos intangibles	11	(4.042)	(1.980)
Total flujos originados por actividades de inversión		(5.601)	(2.438)

C – FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE FINANCIAMIENTO:
Originados por actividades de financiamiento de tenedores patrimoniales	-	24.846	(9.864)
Aumento de otras obligaciones	-	-	-
Emisión de bonos subordinados	-	34.400	-
Rescate de bonos subordinados y pago de intereses	-	(9.554)	(9.864)
Dividendos pagados	-	-	-
Originados por actividades de financiamiento de los intereses no controlador	-	-	-
Aumento de capital	-	-	-
Dividendos y/o retiros pagados	-	-	-
Total flujos originados por actividades de financiamiento		24.846	(9.864)

D – VARIACION EFECTIVO Y EFECTIVO EQUIVALENTE DURANTE EL PERIODO	-	(10.438)	(4.690)

E – EFECTO DE LAS VARIACIONES DE LOS TIPO DE CAMBIO	-	596.998	(557.005)

F – SALDO INICIAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	-	1.836.442	2.236.118

SALDO FINAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	5	2.423.002	1.674.423

	Al 31 de Marzo de
Conciliación de provisiones para Estado Consolidado de Flujo de Efectivo	2011	2010
	MM$	MM$

Provisiones por riesgo crédito para Estado de Flujo de Efectivo	54.309	79.462
Recuperación de créditos castigados	(5.635)	(7.973)
Gasto por provisiones por riesgo crédito	48.674	71.489

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 - PRINCIPALES CRITERIOS CONTABLES UTILIZADOS:

Información Corporativa

Banco Santander Chile (ex–Banco Santiago) es una sociedad anónima bancaria, organizada bajo las leyes de la República de Chile, domiciliada en calle Bandera N°140, piso 1, que provee una amplia gama de servicios bancarios generales a sus clientes, que son desde personas a grandes corporaciones. Banco Santander Chile y sus afiliadas (conjuntamente referidas más adelante como “Banco” o “Banco Santander Chile”) ofrecen servicios bancarios comerciales y de consumo, además de otros servicios, incluyendo factoring, recaudaciones, leasing, valores y corretaje de seguros, fondos mutuos y administración de fondos de inversión e inversiones bancarias.

Con fecha 18 de Julio de 2002 se celebró la Junta Extraordinaria de Accionistas de Banco Santiago, cuya acta se redujo a escritura pública con fecha 19 de Julio de 2002, en la Notaría de Santiago de doña Nancy de la Fuente Hernández, en la cual se acordó la fusión de Banco Santander Chile con Banco Santiago, mediante la incorporación del primero a este último, adquiriendo éste los activos y pasivos de aquel, y se acordó además la disolución anticipada de Banco Santander Chile y el cambio de nombre de Banco Santiago a Banco Santander Chile. Dicho cambio fue autorizado por Resolución N° 79 de la Superintendencia de Bancos e Instituciones Financieras, dictada con fecha 26 de Julio del 2002, publicada en el Diario Oficial el día 01 de Agosto de 2002 e inscrita a fojas 19.992 número 16.346 del año 2002 en el Registro de Comercio del Conservador de Bienes Raíces de Santiago.

Además de las reformas a los estatutos anteriormente enunciados, éstos han sido modificados en diversas oportunidades, siendo la última modificación la acordada en Junta Extraordinaria de Accionistas celebrada el 24 de Abril de 2007, cuya acta se redujo a escritura pública el 24 de Mayo de 2007 en la Notaría de Nancy de la Fuente Hernández. Esta reforma se aprobó por Resolución N° 61 del 6 de Junio de 2007 de la Superintendencia de Bancos e Instituciones Financieras. Un extracto de ella y de la resolución se publicaron en el Diario Oficial del 23 de Junio de 2007 y se inscribieron en el Registro de Comercio de 2007 a fojas 24.064 número 17.563 del citado Conservador.

Por medio de esta última reforma Banco Santander Chile, de acuerdo con sus estatutos y a lo aprobado por la Superintendencia de Bancos e Instituciones Financieras, también podrá usar los nombres Banco Santander Santiago o Santander Santiago o Banco Santander o Santander.

a)       Bases de preparación

Los presentes Estados Financieros Intermedios Consolidados han sido preparados de acuerdo al Compendio de Normas Contables emitido por la Superintendencia de Bancos e Instituciones Financieras (SBIF), organismo fiscalizador que de acuerdo al Artículo 15 de la Ley General de Bancos establece que, de acuerdo a las disposiciones legales, los bancos deben utilizar los criterios contables dispuestos por esa Superintendencia y en todo aquello que no sea tratado por ella si no se contrapone con sus instrucciones, deben ceñirse a los criterios contables de general aceptación, que corresponden a las normas técnicas emitidas por el Colegio de Contadores de Chile AG. (aprobadas por el Consejo Nacional en su sesión del 21 de Diciembre de 2009, emitiendo actualizaciones a los Boletines Técnicos N°79 y N°80), coincidentes con los estándares internacionales de contabilidad e información financiera (IFRS, por sus siglas en inglés) acordados por el International Accounting Standards Board (IASB). En caso de existir discrepancias entre los principios contables y los criterios contables emitidos por la SBIF (Compendio de Normas Contables) primarán estos últimos.

Las notas a los Estados Financieros contienen información adicional a la presentada en los Estados Intermedios de Situación Financiera Consolidados, en los Estados Intermedios Consolidados de Resultados, Estados Intermedios Consolidados de Resultados Integrales, Estado de Cambios en el Patrimonio y en los Estados Consolidados de Flujos de Efectivo. En ellas se suministra descripciones narrativas o desagregación de tales estados en forma clara, relevante, fiable y comparable.

b)       Bases de preparación de los Estados Financieros Intermedios Consolidados

Los Estados Financieros Intermedios Consolidados, comprenden los estados financieros separados (individuales) del Banco y de las diversas sociedades que participan en la consolidación al 31 de Marzo de 2011, 31 de Diciembre de 2010 y al 31 de Marzo de 2010, e incluyen los ajustes y reclasificaciones necesarios para homogenizar las políticas contables y criterios de valoración, aplicados por el Banco, de acuerdo a las normas establecidas por el Compendio de Normas Contables emitido por la SBIF.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Entidades controladas (dependientes)

Se consideran “controladas” aquellas sociedades sobre las que el Banco tiene capacidad para ejercer control, capacidad que se manifiesta, en general, aunque no únicamente por la propiedad, directa o indirecta, de al menos el 50% de los derechos sociales de las entidades participadas, aún siendo inferior o nulo este porcentaje si, como consecuencia de acuerdos con accionistas de las mismas, se otorga al Banco dicho control.  Se entiende por control el poder de influir significativamente sobre las políticas financieras y operativas de una entidad con el fin de obtener beneficios de sus actividades.

Los estados financieros de las sociedades dependientes son consolidados con los del Banco mediante el método de integración global (línea a línea). De acuerdo a esto, todos los saldos y transacciones entre las sociedades consolidadas se eliminan a través del proceso de consolidación.

Adicionalmente, la participación de terceros en el patrimonio del Banco Consolidado es presentado como “Interés no controlador” en el Estado Intermedio de Situación Financiera Consolidado. Su participación en las utilidades del año es presentada como “Utilidad atribuible a interés no controlador” en el Estado Intermedio Consolidado de Resultados.

La siguiente tabla muestra las entidades sobre las cuales el Banco tiene la capacidad de ejercer control, por lo tanto forman parte del perímetro de  consolidación:

	Porcentaje de participación
	Al 31 de Marzo de			Al 31 de Diciembre de			Al 31 de Marzo de
	2011				2010		2010
Sociedades dependientes	Directo %	Indirecto %	Total %	Directo %	Indirecto %	Total %	Directo %	Indirecto %	Total %

Santander Corredora de Seguros Limitada	99,75	0,01	99,76	99,75	0,01	99,76	99,75	0,01	99,76
Santander S.A. Corredores de Bolsa	50,59	0,41	51,00	50,59	0,41	51,00	50,59	0,41	51,00
Santander Asset Management S.A. Administradora General de Fondos	99,96	0,02	99,98	99,96	0,02	99,98	99,96	0,02	99,98
Santander Agente de Valores Limitada (ex-Santander S.A. Agente de Valores)	99,03	-	99,03	99,03	-	99,03	99,03	-	99,03
Santander S.A. Sociedad Securitizadora	99,64	-	99,64	99,64	-	99,64	99,64	-	99,64
Santander Servicios de Recaudación y Pagos Limitada	99,90	0,10	100,00	99,90	0,10	100,00	99,90	0,10	100,00
Entidades de Propósito Especial

De acuerdo a la normativa vigente, el Banco debe analizar constantemente su perímetro de consolidación, teniendo presente que el criterio fundamental a considerar es el grado de control que posea el Banco sobre una determinada entidad y no su porcentaje de participación en el patrimonio.

Específicamente, según lo estipulado por la Norma Internacional de Contabilidad N°27 “Estados Financieros Consolidados y Separados” (NIC 27) y el Standard Interpretations Comittee N°12 “Consolidación – Entidades de Propósito Especial” (SIC 12) emitidas por el IASB, el Banco debe evaluar la existencia de Entidades de Propósito Especial (EPE), las cuales deben ser incluidas en el perímetro de consolidación, siendo sus principales características las siguientes:

•
Las actividades de la EPE han sido dirigidas, en esencia, en nombre de la entidad que presenta los Estados Intermedios de Situación Financiera Consolidados y de acuerdo a sus necesidades específicas de negocio.

•
Se poseen los poderes de decisión necesarios para obtener la mayoría de los beneficios de las actividades de esas entidades y los derechos para obtener la mayoría de los beneficios u otras ventajas de dichas entidades.

•	En esencia, la entidad retiene para sí, la mayoría de los riesgos inherentes a la propiedad o residuales a la EPE o a sus activos, con el fin de obtener los beneficios de sus actividades.

Esta evaluación, está basada en métodos y procedimientos que tienen en consideración los riesgos y beneficios retenidos por el Banco, para lo cual se toman en consideración todos los elementos relevantes entre los que se encuentran las garantías otorgadas o las pérdidas asociadas al cobro de los correspondientes activos que retiene el Banco. Producto de esta evaluación, el Banco concluyó que ejercía control sobre las siguiente entidades, que por lo tanto forman parte del perímetro de consolidación:

-	Santander Gestión de Recaudación y Cobranza Limitada.
-	Multinegocios S.A.
-	Servicios Administrativos y Financieros Limitada.
-	Fiscalex Limitada.
-	Multiservicios de Negocios Limitada.
-	Bansa Santander S.A.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Entidades asociadas

Las entidades asociadas son aquellas entidades sobre las que el Banco tiene capacidad para ejercer una influencia significativa, aunque no control o control conjunto. Habitualmente, esta capacidad se manifiesta en una participación igual o superior al 20% de los derechos de voto de la entidad y se valorizan por el “método de participación”.

Las siguientes entidades son consideradas “Entidades asociadas”, en las cuales el Banco tiene participación y son reconocidas a través del método de participación:

	Porcentaje de participación
	Al 31 de Marzo de	Al 31 de Diciembre de	Al 31 de Marzo de
	2011	2010	2010
Entidades asociadas	%	%	%
Redbank S.A.	33,43	33,43	33,43
Transbank S.A.	32,71	32,71	32,71
Centro de Compensación Automatizado	33,33	33,33	33,33
Sociedad Interbancaria de Depósito de Valores S.A.	29,28	29,28	29,28
Cámara Compensación de Alto Valor S.A.	11,52	11,52	11,52
Administrador Financiero del Transantiago S.A.	20,00	20,00	20,00
Sociedad Nexus S.A.	12,90	12,90	12,90

Inversiones en otras sociedades

En este rubro son presentadas aquellas entidades en las cuáles el Banco no posee control ni influencia significativa. Estas participaciones son presentadas al valor de compra (costo histórico).

c)     Interés no controlador

El interés no controlador representa la porción de las pérdidas y ganancias y los activos netos, de los cuales, directa o indirectamente, el Banco no es dueño. Es presentado separadamente dentro del Estado Intermedio Consolidado de Resultados, y dentro del patrimonio en el Estado Intermedio de Situación Financiera Consolidado, separadamente del patrimonio de los accionistas.

En el caso de las Entidades de Propósito Especial, el 100% de sus Resultados y Patrimonios es presentado en interés no controlador, debido a que el Banco solamente tiene control sobre éstas, pero no posee participación.

d)     Segmentos de operación

El Banco revela por separado la información sobre cada uno de los segmentos de operación que:

i.	haya identificado
ii.	exceda de los umbrales cuantitativos fijados de un segmento

Con frecuencia, los segmentos de operación con características económicas similares muestran un rendimiento financiero a largo plazo que es similar. Pueden agregarse dos o más segmentos de operación en uno sólo cuando la agregación resulte coherente con el principio básico de la Norma Internacional de Información Financiera N°8 “Segmentos de Operación” (NIIF 8) y los segmentos tengan características económicas parecidas y sean similares en cada uno de los siguientes aspectos:

i.	la naturaleza de los productos y servicios;
ii.	la naturaleza de los procesos de producción;
iii.	el tipo o categoría de clientes a los que se destinan sus productos y servicios;
iv.	los métodos usados para distribuir sus productos o prestar servicios; y
v.	si fuera aplicable, la naturaleza del marco normativo, por ejemplo, bancario, de seguros, o de servicios públicos.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010
NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

El Banco informa por separado sobre cada uno de los segmentos de operación que alcance alguno de los siguientes umbrales cuantitativos:

i.
Sus ingresos de las actividades ordinarias informados, incluyendo tanto las ventas a clientes externos como las ventas o transferencias ínter segmentos, son iguales o superiores al 10 por ciento de los ingresos de las actividades ordinarias combinadas, internos y externos, de todos los segmentos de operación.

ii.
El importe de sus resultados informados es, en términos absolutos, igual o superior al 10 por ciento del importe que sea mayor entre (i) la ganancia combinada informada por todos los segmentos de operación que no hayan presentado pérdidas; y (ii) la pérdida combinada informada por todos los segmentos de operación que hayan presentado pérdidas.

iii.	Sus activos son iguales o superiores al 10 por ciento de los activos combinados de todos los segmentos de operación.

Los segmentos de operación que no alcancen ninguno de los umbrales cuantitativos se podrán considerar segmentos sobre los que debe informarse, en cuyo caso se revelará la información separada sobre los mismos, si la dirección estima que ella podría ser útil para los usuarios de los Estados Intermedios.

La información relativa a otras actividades de negocio de los segmentos de operación sobre los que no deba informarse se combina y se revela dentro de la categoría “Otros”.

De acuerdo con lo presentado, los segmentos del Banco se derivaron considerando que un segmento de operación es un componente de una unidad que:

i.	Contrata actividades de negocio de las cuales puede ganar ingresos e incurrir en gastos (incluyendo ingresos y gastos de transacciones con otros componentes de la misma entidad);
ii.	Sus resultados operacionales son regularmente revisados por el administrador de la entidad, quien toma decisiones acerca de los recursos designados al segmento y evalúa su rendimiento y
iii.	en relación con el cual se dispone de información financiera diferenciada.

e)       Moneda funcional y de presentación

El Banco, de acuerdo a la aplicación de la Norma Internacional de Contabilidad N°21 “Efectos de las Variaciones en las Tasas de Cambio de la Moneda Extranjera” (NIC 21), ha definido como moneda funcional y de presentación el Peso Chileno, que es la moneda del entorno económico primario en el cual opera el Banco, además obedece a la moneda que influye en la estructura de costos e ingresos.

Por lo tanto, todos los saldos y transacciones denominados en otras monedas diferentes al Peso Chileno son considerados como “moneda extranjera”.

f)       Transacciones en moneda extranjera

De acuerdo con la NIC 29 “Información Financiera en Economías Hiperinflacionarias”, la corrección monetaria es aplicada solamente cuando la moneda funcional de la entidad es una moneda correspondiente a una economía hiperinflacionaria (entendida como una economía con 100% de inflación en 3 años). De acuerdo a la realidad de la economía chilena, ésta no cumple los requerimientos previamente descritos, por lo tanto, no es necesario para el Banco aplicar corrección monetaria.

Por otra parte, el Banco otorga préstamos y recibe depósitos en montos denominados en monedas extranjeras, principalmente en Dólares Americanos. Los activos y pasivos denominados en moneda extranjera, solamente mantenidos por el Banco, son convertidos a Pesos Chilenos al tipo de cambio de mercado publicado por Reuters a las 1:30 p.m. del último día hábil del mes, el cual asciende a $ 477,45 por US$ 1 al 31 de Marzo de 2011 ($ 467,95 por US$ 1 al 31 de Diciembre de 2010 y $ 524,75 por US$ 1 al 31 de Marzo de 2010).  Las filiales contabilizan sus posiciones en moneda extranjera al tipo de cambio observado informado por el Banco Central de Chile definido al cierre de las operaciones del último día hábil del mes, el cual asciende a $ 482,08 por US$ 1 al 31 de Marzo de 2011 ($ 468,01 por US$ 1 al 31 de Diciembre de 2010 y por $ 526,29 por US$ 1 al 31 de Marzo de 2010).   Considerando que el uso de estos tipos de cambios no causa diferencias significativas, se ha mantenido tales criterios en los Estados Intermedios de Situación Financiera Consolidados.

El monto de las ganancias y pérdidas netas de cambio incluye el reconocimiento de los efectos de las variaciones en el tipo de cambio que tienen activos y pasivos denominados en monedas extranjeras y las ganancias o pérdidas por cambio de actuales y futuras transacciones tomadas por el Banco.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

g)       Definiciones y clasificaciones de instrumentos financieros

  i.      Definiciones

Un “Instrumento financiero” es cualquier contrato que aumenta un activo financiero de una entidad y, simultáneamente, un pasivo financiero o instrumento de capital de otra entidad.

Un “Instrumento de capital” o de “patrimonio neto” es un ente jurídico que evidencia una participación residual en los activos de la entidad que lo emite una vez deducidos todos sus pasivos.

Un “Derivado financiero” es un instrumento financiero cuyo valor cambia como respuesta a los cambios en una variable observable de mercado (tal como un tipo de interés, de cambio, el precio de un instrumento financiero o un índice de mercado, incluyendo las calificaciones crediticias), cuya inversión inicial es muy pequeña en relación a otros instrumentos financieros con respuesta similar a los cambios en las condiciones de mercado y que se liquida, generalmente, en una fecha futura.

Los “Instrumentos financieros híbridos” son contratos que incluyen simultáneamente un contrato principal diferente de un derivado junto con un derivado financiero, denominado derivado implícito, que no es individualmente transferible y que tiene el efecto de que algunos de los flujos de efectivo del contrato híbrido varían de la misma manera que lo haría el derivado implícito considerado aisladamente.

  ii.      Clasificación de los activos financieros a efectos de valoración

Los activos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los activos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-
Cartera de instrumentos para negociación (a valor razonable con cambios registrados en el Estado Intermedio Consolidado de Resultados): Activos financieros adquiridos con el objeto de beneficiarse a corto plazo de las variaciones que experimenten sus precios. Dentro de esta agrupación se encuentra la cartera de instrumentos para negociación y los contratos de derivados financieros que no se consideran de cobertura contable.

-
Cartera de instrumentos de inversión disponibles para la venta: Valores representativos de deuda no clasificados como “inversión hasta el vencimiento”, “inversiones crediticias” o “a valor razonable con cambios en el Estado Intermedio Consolidado de Resultados”. Los instrumentos de inversión disponibles para la venta son reconocidos inicialmente al costo, el cual incluye los costos de transacción, y son posteriormente ajustados a su valor razonable según los precios de mercado o valorizaciones obtenidas del uso de modelos internos cuando corresponda. Las utilidades o pérdidas no realizadas originadas por el cambio en su valor razonable son reconocidas con cargo o abono a cuentas patrimoniales (“cuentas de valoración”). Cuando estas inversiones son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulados en patrimonio son traspasados al Estado Intermedio Consolidado de Resultados y se informa bajo “Utilidad neta de operaciones financieras”.

-
Cartera de instrumentos de inversión hasta el vencimiento: Valores representativos de deuda, que se negocien en un mercado activo, que tienen una fecha de vencimiento precisa y dan lugar a pagos en fecha y por cuantías fijas o predeterminables y sobre los que se tiene la intención y capacidad demostrada de mantenerlos hasta el vencimiento. Las inversiones hasta el vencimiento se registran a su valor de costo más intereses y reajustes devengados, menos las provisiones por deterioro constituidas cuando su monto registrado es superior al monto estimado de recuperación.

-
Inversiones crediticias (créditos y cuentas por cobrar a clientes o adeudado por bancos): Corresponden al financiamiento concedido a terceros, de acuerdo con la naturaleza del mismo, sea cual sea la naturaleza del prestatario y la forma de financiamiento concedido. Se incluyen créditos y cuentas por cobrar a clientes, adeudado por bancos e incluso las operaciones de arrendamiento financiero en las que el Banco  actúa como arrendador.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010
NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

  iii.      Clasificación de activos financieros a efectos de presentación

Los activos financieros se incluyen, a efectos de su presentación, según su naturaleza en los Estados Intermedios Financieros Consolidados, en las siguientes partidas:

-
Efectivo y depósitos en bancos: Este rubro comprende el dinero en efectivo, las cuentas corrientes y los depósitos a la vista en el Banco Central de Chile y en otras entidades financieras del país y del exterior. Los montos colocados en operaciones overnight se seguirán informando en este rubro y en las líneas o ítems que correspondan. Si no se indica un ítem especial para esas operaciones, ellas se incluirán junto con las cuentas que se informan.

-
Operaciones con liquidación en curso: Este rubro comprende los valores de los documentos en canje y los saldos por operaciones realizadas que, de acuerdo con lo pactado, se difiere el pago de transacciones de compraventa de activos o la entrega de las divisas adquiridas.

-
Instrumentos para negociación: Comprende la cartera de instrumentos financieros para negociación y las inversiones en fondos mutuos que deben ser ajustadas a su valor razonable al igual que los instrumentos adquiridos para negociación.

-
Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables positivos. Incluye tanto los contratos independientes, como los derivados que deben y pueden ser separados de un contrato anfitrión, sean estos de negociación o de cobertura contable, tal como se muestra en la Nota 08 de los Estados de Situación  Financiera Consolidados.

-
Derivados de negociación: incluye el valor razonable a favor del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

-
Derivados de cobertura: incluye el valor razonable a favor del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-
Adeudado por bancos: En este rubro se presentan los saldos de las operaciones con bancos del país y del exterior, incluido el Banco Central de Chile, distintas de las que se reflejan en los rubros anteriores.

-
Créditos y cuentas por cobrar a clientes: Corresponden a las colocaciones por préstamos, son activos financieros no derivados con cobros fijos o determinados que no se encuentran cotizados en un mercado activo y que el Banco no tiene intención de vender inmediatamente o en el corto plazo. Cuando el Banco es el arrendador en un contrato de arrendamiento y, transfiere substancialmente todos los riesgos y beneficios incidentales sobre el activo arrendado, la transacción se presenta dentro de las colocaciones por préstamos.

-
Instrumentos de inversión: Son clasificados en dos categorías: inversiones hasta el vencimiento e instrumentos disponibles para la venta. La categoría de inversiones hasta el vencimiento incluye sólo aquellos instrumentos en que el Banco tiene la capacidad e intención de mantenerlos hasta su fecha de vencimiento. Los demás instrumentos de inversión se consideran como disponibles para la venta.

  iv.      Clasificación de pasivos financieros a efectos de valoración

Los pasivos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los pasivos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-
Cartera de negociación (a valor razonable con cambios en pérdidas y ganancias): Pasivos financieros emitidos con el objetivo de beneficiarse a corto plazo de las variaciones que experimenten sus precios, los derivados financieros que no se consideran de cobertura contable y los pasivos financieros originados por la venta en firme de activos financieros adquiridos temporalmente o recibidos en préstamo (“posiciones cortas de valores”).

-
Pasivos financieros a costo amortizado: Pasivos financieros que no se incluyen en ninguna de las categorías anteriores y que responden a las actividades típicas de captación de fondos de las entidades financieras, cualquiera que sea su forma de instrumentalización y su plazo de vencimiento.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

  v.      Clasificación de pasivos financieros a efectos de presentación

Los pasivos financieros se incluyen, a efectos de su presentación según su naturaleza en los Estados Intermedios Financieros Consolidados, en las siguientes partidas:

-
Depósitos y otras obligaciones a la vista: En este rubro se incluyen todas las obligaciones a la vista, con excepción de las cuentas de ahorro a plazo, que por sus características especiales no se consideran a la vista. Se entiende que son obligaciones a la vista aquellas cuyo pago pudo ser requerido en el período, es decir, no se consideran a la vista aquellas operaciones que pasan a ser exigibles el día siguiente del cierre.

-	Operaciones con liquidación en curso: En este rubro se incluyen los saldos por operaciones de compra de activos que no se liquidan el mismo día y por venta de divisas que aún no se entregan.

-	Contratos de retrocompra y préstamos de valores: En este rubro se presentan los saldos correspondientes a las operaciones de venta de instrumentos con pacto y los préstamos de valores.

-	Depósitos y otras captaciones a plazo: En este rubro se presentan los saldos de las operaciones de captación en las cuales se ha establecido un plazo al cabo del cual se tornan exigibles.

-
Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables negativos, sean estos de negociación o de cobertura contable, tal como lo demuestra la Nota 08.

-
Derivados de negociación: incluye el valor razonable en contra del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

-
Derivados de cobertura: incluye el valor razonable en contra del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-	Obligaciones con bancos: Comprende las obligaciones con otros bancos del país, con bancos del exterior o con el Banco Central de Chile y que no fueron clasificadas en alguna definición anterior.

-	Instrumentos de deuda emitidos: Comprende tres rubros según se trate de obligaciones con letras de crédito, bonos subordinados o bonos corrientes.

-
Otras obligaciones financieras: En este rubro se incluyen las obligaciones crediticias con personas distintas de otros bancos del país o del exterior o del Banco Central de Chile, correspondientes a financiamientos u operaciones propias del giro.

h)    Valoración y registro de resultados de los activos y pasivos financieros

Generalmente, los activos y pasivos financieros se registran inicialmente por su valor razonable que, salvo evidencia en contrario, es el precio de la transacción. Para los instrumentos no valorados por su valor razonable con cambios en pérdidas y ganancias se ajusta con los costos de transacción. Posteriormente, y con ocasión de cada cierre contable, se procede a valorarlos de acuerdo con los siguientes criterios:

i.	Valoración de los activos financieros

Los activos financieros, excepto las inversiones crediticias y las inversiones a vencimiento se valoran a su “valor razonable” sin deducir ningún costo de transacción por su venta.

Se entiende por “valor razonable” de un instrumento financiero, en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes, en condiciones de independencia mutua e informadas en la materia, que actuasen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado activo, transparente y profundo (“precio de cotización” o “precio de mercado”).

Cuando no existe precio de mercado para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos y, en su defecto, a modelos de valoración suficientemente contrastados por la comunidad financiera internacional, teniéndose en consideración las peculiaridades específicas del instrumento a valorar y, muy especialmente, los distintos tipos de riesgo que el instrumento lleva asociado.

Todos los derivados se registran en el Estado Intermedio de Situación Financiera Consolidado por su valor razonable desde su fecha de contratación. Si su valor razonable es positivo se registrarán como un activo y si éste es negativo se registrarán como un pasivo. En la fecha de contratación se entiende que, salvo prueba en contrario, su valor razonable es igual al precio de la transacción. Los cambios en el valor razonable de los derivados desde la fecha de contratación se registran con contrapartida en el Estado Intermedio Consolidado de Resultados en el rubro “Utilidad neta de operaciones financieras”.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010
NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Concretamente, el valor razonable de los derivados financieros incluidos en las carteras de negociación se asimila a su cotización diaria y si, por razones excepcionales, no se puede establecer su cotización en una fecha dada, se recurre para valorarlos a métodos similares a los utilizados para valorar los derivados contratados en mercados no organizados.  El valor razonable de estos derivados se asimila a la suma de los flujos de caja futuros con origen en el instrumento, descontados a la fecha de la valoración (“valor actual” o “cierre teórico”), utilizándose en el proceso de valoración métodos reconocidos por los mercados financieros: “valor actual neto” o modelos de determinación de precios de opciones, entre otros métodos.

Las “Inversiones crediticias” y la “Cartera de instrumentos de inversión hasta el vencimiento” se valoran a su “costo amortizado”, utilizándose en su determinación el método del “tipo de interés efectivo”. Por “costo amortizado” se entiende el costo de adquisición de un activo o pasivo financiero corregido (en más o en menos, según sea el caso) por los reembolsos de principal y la parte imputada sistemáticamente al Estado Intermedio Consolidado de Resultados de la diferencia entre el costo inicial y el correspondiente valor de reembolso al vencimiento. En el caso de los activos financieros, el costo amortizado incluye, además, las correcciones a su valor motivadas por el deterioro que hayan experimentado. En las inversiones crediticias cubiertas por operaciones de cobertura de valor razonable, se registran aquellas variaciones que se produzcan en su valor razonable relacionadas con el riesgo o con los riesgos cubiertos en dichas operaciones de cobertura.

El “tipo de interés efectivo” es el tipo de actualización que iguala exactamente el valor inicial de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tipo de interés fijo, el tipo de interés efectivo coincide con el tipo de interés contractual establecido en el momento de su adquisición más, en su caso, las comisiones y costos de transacción que, por su naturaleza, formen parte de su rendimiento financiero. En los instrumentos financieros a tipo de interés variable, el tipo de interés efectivo coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

Los instrumentos de capital cuyo valor razonable no pueda determinarse de forma suficientemente objetiva y los derivados financieros que tengan como activo subyacente estos instrumentos y se liquiden mediante entrega de los mismos se mantienen a su costo de adquisición, corregido, en su caso, por las pérdidas por deterioro que hayan experimentado.

Los importes por los que figuran registrados los activos financieros representan, en todos los aspectos significativos, el máximo nivel de exposición al riesgo de crédito del Banco en cada fecha de presentación de los estados financieros. El Banco cuenta, por otro lado, con garantías tomadas y otras mejoras crediticias para mitigar su exposición al riesgo de crédito, consistentes, fundamentalmente, en garantías hipotecarias, de instrumentos de capital y personales, bienes cedidos en leasing, activos adquiridos con pacto de retrocompra, préstamos de valores y derivados.

ii.	Valoración de los pasivos financieros

Los pasivos financieros se valoran generalmente a su costo amortizado, tal y como éste ha sido definido anteriormente, excepto por los pasivos financieros designados como partidas cubiertas en coberturas de valor razonable (o como instrumentos de cobertura) que se valoran a su valor razonable.

iii.	Técnicas de valoración

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos comprenden deuda pública, deuda privada, acciones, posiciones cortas de valores y renta fija emitida.

En los casos donde no puedan observarse cotizaciones, la Administración realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado. Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado y técnicas de extrapolación.

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción, salvo que el valor de dicho instrumento pueda ser obtenido de otras transacciones realizadas en el mercado con el mismo o similar instrumento, o valorarse usando una técnica de valoración donde las variables utilizadas incluyan sólo datos observables en el mercado, principalmente tipos de interés.

Las principales técnicas usadas, al 31 de Marzo de 2011 y 2010, por los modelos internos del Banco para determinar el valor razonable de los instrumentos financieros son descritas a continuación:

i.
En la valoración de instrumentos financieros que permiten una cobertura estática (principalmente “forwards” y “swaps”) se emplea el método del “valor presente”. Los flujos de caja futuros esperados se descuentan empleando las curvas de tipos de interés de las correspondientes divisas. Por regla general, las curvas de tipos de interés son datos observables en los mercados.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010
NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

ii.
En la valoración de instrumentos financieros que requieren una cobertura dinámica (principalmente opciones estructuradas y otros instrumentos estructurados) se emplea, normalmente, el modelo de “Black-Scholes”. En su caso, se emplean inputs observables de mercado para obtener factores tales como el bid–offer dilusivo, tipos de cambio, volatilidad, correlación entre índices y liquidez del mercado.

iii.
En la valoración de determinados instrumentos financieros afectados por el riesgo de tipo de interés, tales como los futuros sobre tipos de interés, caps y floors, se utilizan el método del valor presente (futuros) y el modelo de “Black- Scholes” (opciones “plain vanilla”). Los principales inputs utilizados en estos modelos son principalmente datos observables en el mercado, incluyendo las correspondientes curvas de tipos de interés, volatilidades, correlaciones y tipos de cambio.

El valor razonable de los instrumentos financieros que se deriva de los modelos internos anteriores tiene en cuenta, entre otros, los términos de los contratos y datos observables de mercado, que incluyen tipos de interés, riesgo de crédito, tipos de cambio, cotizaciones de materias primas y acciones, volatilidad y prepagos. Los modelos de valoración no incorporan subjetividad significativa, dado que dichas metodologías pueden ser ajustadas y calibradas, en su caso, mediante el cálculo interno del valor razonable y su posterior comparación con el correspondiente precio negociado activamente.

iv.	Registro de resultados

Las variaciones del valor en libros de los activos y pasivos financieros se registran con contrapartida en el Estado Intermedio Consolidado de Resultados; diferenciándose entre las que tienen su origen en el devengo de intereses y reajustes (que se registran en los rubros Ingresos por intereses y reajustes o Gastos por intereses y reajustes, según proceda); y las que correspondan a otras causas. Estas últimas se registran, por su importe neto, en el rubro Utilidad neta de operaciones financieras.

En el caso de instrumentos de negociación, los ajustes por valor razonable, resultados por interés, ajustes por tasas, tales como las ganancias/pérdidas realizadas por negociación son incluidas en el Estado Intermedio Consolidado de Resultados en el rubro “Utilidad neta de operaciones financieras”.

Los ajustes por cambios en el valor razonable con origen en:

-
Los “Instrumentos financieros disponibles para la venta” se registran formando parte del patrimonio neto (Otros resultados integrales) consolidado del Banco hasta tanto no se produce la baja en el Estado Intermedio de Situación Financiera Consolidado del activo en el que tienen su origen, en cuyo momento se registran en el Estado Intermedio Consolidado de Resultados.

-
Las partidas cargadas o abonadas a los rubros “cuentas de valoración – Activos financieros disponibles para la venta” permanecen formando parte del patrimonio neto consolidado del Banco hasta que no se produce la baja en el Estado Intermedio de Situación Financiera Consolidado del activo en el que tienen su origen, en cuyo momento se cancelan contra el Estado Intermedio Consolidado de Resultados.

v.	Operaciones de cobertura

El Banco utiliza los derivados financieros para las siguientes finalidades:

i)	facilitar dichos instrumentos a los clientes que los solicitan en la gestión de sus riesgos de mercado y de crédito,
ii)	utilizarlos en la gestión de los riesgos de las posiciones propias de las entidades del Banco y de sus activos y pasivos (“derivados de cobertura”), y
iii)	para aprovechar en beneficio propio las alteraciones que experimenten estos derivados en su valor “(derivados de negociación)”.

Todo derivado financiero que no reúna las condiciones que permiten considerarlo como de cobertura se trata a efectos contables como un “derivado de negociación”.

Para que un derivado financiero se considere de cobertura, necesariamente tiene que:

1.	Cubrir uno de los siguientes tres tipos de riesgo:
a.
De variaciones en el valor de los activos y pasivos debidas a oscilaciones, entre otras, en el tipo de interés y/o tipo de cambio al que se encuentre sujeta la posición o saldo a cubrir (“cobertura de valores razonables”);

b.
De alteraciones en los flujos de efectivo estimados con origen en los activos y pasivos financieros, compromisos y transacciones altamente probables que se prevean llevar a cabo (“cobertura de flujos de efectivo”);

c.	La inversión neta en un negocio en el extranjero (“cobertura de inversiones netas en negocios en el extranjero”).

2.	Eliminar eficazmente algún riesgo inherente al elemento o posición cubierto durante todo el plazo previsto de cobertura, lo que implica que:
a.	En el momento de la contratación de la cobertura se espera que, en condiciones normales, ésta actúe con un alto grado de eficacia (“eficacia prospectiva”).
b.	Exista una evidencia suficiente de que la cobertura fue realmente eficaz durante toda la vida del elemento o posición cubierto (“eficacia retrospectiva”).

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010
NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

3.
Haberse documentado adecuadamente que la contratación del derivado financiero tuvo lugar específicamente para servir de cobertura de determinados saldos o transacciones y la forma en que se pensaba conseguir y medir esa cobertura, siempre que esta forma sea coherente con la gestión de los riesgos propios que lleva a cabo el Banco.

Las diferencias de valoración de las coberturas contables se registran según los siguientes criterios:

a.
En las coberturas de valor razonable, las diferencias producidas tanto en los elementos de cobertura como en los elementos cubiertos (en lo que refiere al tipo de riesgo cubierto) se reconocen directamente en la cuenta del Estado Intermedio Consolidado de Resultados.

b.
En las coberturas del valor razonable del riesgo de tipo de interés de una cartera de instrumentos financieros, las ganancias o pérdidas que surgen al valorar los instrumentos de cobertura se reconocen directamente en el Estado Intermedio Consolidado de Resultados, mientras que las ganancias o pérdidas debidas a variaciones en el valor razonable del importe cubierto (atribuibles al riesgo cubierto) se reconocen en el Estado Intermedio Consolidado de Resultados utilizando como contrapartida los rubros “Ajustes a activos financieros por macro coberturas” o “Ajustes a pasivos financieros por macro coberturas”, según proceda.

c.
En las coberturas de los flujos de efectivo, la parte eficaz de la variación del valor del instrumento de cobertura se registra transitoriamente en el rubro de patrimonio “Ajustes por valoración – Coberturas de flujos de efectivo” hasta el momento en que ocurran las transacciones previstas, registrándose entonces en el Estado Intermedio Consolidado de Resultados, salvo que se incluya en el costo del activo o pasivo no financiero, en el caso de que las transacciones previstas terminen en el reconocimiento de activos o pasivos no financieros. La variación de valor de los derivados de cobertura por la parte ineficaz de la misma se registra directamente en el Estado Intermedio Consolidado de Resultados.

d.
Las diferencias en valoración del instrumento de cobertura correspondientes a la parte ineficiente de las operaciones de cobertura de flujos de efectivo se llevan directamente al Estado Intermedio Consolidado de Resultados, en “Resultado de operaciones financieras”.

Si un derivado asignado como de cobertura, bien por su finalización, por su inefectividad o por cualquier otra causa, no cumple los requisitos indicados anteriormente, a efectos contables, dicho derivado pasa a ser considerado como un “derivado de negociación”. Cuando la “cobertura de valores razonables” es discontinuada, los ajustes previamente registrados en el elemento cubierto se imputan a resultados utilizando el método del tipo de interés efectivo recalculado en la fecha que cesa de estar cubierto, debiendo estar completamente amortizado a su vencimiento.

Cuando se interrumpen las “coberturas de flujos de efectivo”, el resultado acumulado del instrumento de cobertura reconocido en “cuentas de valoración” de patrimonio neto (mientras la cobertura era efectiva) se continuará reconociendo en dicho capítulo hasta que la transacción cubierta ocurra, momento en el que se registrará en el Estado Intermedio Consolidado de Resultados, salvo que se prevea que no se va a realizar la transacción, en cuyo caso se registran inmediatamente en el Estado Intermedio Consolidado de Resultados.

vi.	Derivados implícitos en instrumentos financieros híbridos

Los derivados implícitos en otros instrumentos financieros o en otros contratos principales se registran separadamente como derivados cuando sus riesgos y características no están estrechamente relacionados con los de los contratos principales y siempre que dichos contratos principales no se encuentren clasificados en las categorías de “Otros activos (pasivos) financieros a valor razonable con cambios en pérdidas y ganancias” o como “Cartera de instrumentos para negociación”.

vii.	Compensación de instrumentos financieros

Los activos y pasivos financieros son objeto de compensación, es decir, de presentación en el Estado Intermedio de Situación Financiera Consolidado por su importe neto, sólo cuando las entidades dependientes tienen tanto el derecho, exigible legalmente, de compensar los importes reconocidos en los citados instrumentos, como la intención de liquidar la cantidad neta, o de realizar el activo y proceder al pago del pasivo de forma simultánea.

viii.	Baja de activos y pasivos financieros

El tratamiento contable de las transferencias de activos financieros está condicionado por el grado y la forma en que se traspasan a terceros los riesgos y beneficios asociados a los activos que se transfieren:

i.
Si los riesgos y beneficios se traspasan sustancialmente a terceros, caso de las ventas incondicionales, de las ventas con pacto de retrocompra por su valor razonable en la fecha de la retrocompra, de las ventas de activos financieros con una opción de compra adquirida o de venta emitida profundamente fuera de dinero, de las utilizaciones de activos en que las que el cedente no retiene financiaciones subordinadas ni concede ningún tipo de mejora crediticia a los nuevos titulares y otros casos similares, el activo financiero transferido se da de baja del Estado Intermedio de Situación Financiera Consolidado, reconociéndose simultáneamente cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010
NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

ii.
Si se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido, caso de las ventas de activos financieros con pacto de retrocompra por un precio fijo o por el precio de venta más un interés, de los contratos de préstamo de valores en los que el prestatario tiene la obligación de devolver los mismos o similares activos y otros casos análogos, el activo financiero transferido no se da de baja del Estado Intermedio de Situación Financiera Consolidado y se continúa valorando con los mismos criterios utilizados antes de la transferencia. Por el contrario, se reconocen contablemente:

1.	Un pasivo financiero asociado por un importe igual al de la contraprestación recibida, que se valora posteriormente a su costo amortizado.
2.	Tanto los ingresos del activo financiero transferido (pero no dado de baja) como los gastos del nuevo pasivo financiero.

iii.
Si ni se transfieren ni se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido – caso de las ventas de activos financieros con una opción de compra adquirida o de venta emitida que no están profundamente dentro ni fuera de dinero, de las utilizaciones en las que el cedente asume una financiación subordinada u otro tipo de mejoras crediticias por una parte del activo transferido y otros casos semejantes -, se distingue entre:

1.
Si la entidad cedente no retiene el control del activo financiero transferido: se da de baja del Estado Intermedio de Situación Financiera Consolidado y se reconoce cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

2.
Si la entidad cedente retiene el control del activo financiero transferido: continúa reconociéndolo en el Estado de Situación  Financiera Consolidado por un importe igual a su exposición a los cambios de valor que pueda experimentar y reconoce un pasivo financiero asociado al activo financiero transferido.  El importe neto del activo transferido y el pasivo asociado será el costo amortizado de los derechos y obligaciones retenidos, si el activo transferido se mide por su costo amortizado, o el valor razonable de los derechos y obligaciones retenidos, si el activo transferido se mide por su valor razonable.

De acuerdo con lo anterior, los activos financieros sólo se dan de baja del Estado Intermedio de Situación Financiera Consolidado  cuando se han extinguido los derechos sobre los flujos de efectivo que generan o cuando se han transferido sustancialmente a terceros los riesgos y beneficios que llevan implícitos. De forma similar, los pasivos financieros sólo se dan de baja del Estado Intermedio de Situación Financiera Consolidado cuando se han extinguido las obligaciones que generan o cuando se adquieren con la intención de cancelarlos o de recolocarlos de nuevo.

i)	Reconocimiento de ingresos y gastos

A continuación se resumen los criterios más significativos utilizados por el Banco para el reconocimiento de sus ingresos y gastos:

i.	Ingresos y gastos por intereses y conceptos asimilados

Los ingresos y gastos por intereses y conceptos asimilados a ellos se reconocen contablemente en función de su período de devengo, por aplicación del método de interés efectivo. Los dividendos percibidos de otras sociedades se reconocen como ingreso en el momento en que nace el derecho a percibirlos por las entidades consolidadas.

No obstante, cuando una determinada operación presenta una morosidad igual o superior a 90 días, cuando su origen corresponde a una operación refinanciada o renegociada o cuando el deudor, a juicio del Banco presenta un alto grado de riesgo de incumplimiento, los intereses y reajustes correspondientes a estas operaciones no son reconocidos en el Estado Intermedio Consolidado de Resultados, a menos que estos sean efectivamente percibidos.

Estos intereses y reajustes, se denominan en términos generales como “suspendidos” y son registrados en cuentas de orden, las cuales no forman parte de Estado Intermedio de Situación Financiera Consolidado, sino que son informados como parte de la información complementaria de éstos (Nota 23).

Los dividendos recibidos de sociedades, clasificados como “Inversiones en otras sociedades” son reconocidos en resultado cuando surge el derecho de recibirlos.

ii.	Comisiones, honorarios y conceptos asimilados

Los ingresos y gastos por comisiones y honorarios son reconocidos en el Estado Intermedio Consolidado de Resultados utilizando distintos criterios según sea su naturaleza. Los más significativos son:

-	Aquellos que surgen de transacciones o servicios que se prolongan a lo largo del tiempo, durante la vida de tales transacciones o servicios.
-	Aquellos que responden a un acto singular, cuando se produce el acto que los origina.

iii.	Ingresos y gastos no financieros

Se reconocen contablemente de acuerdo con el criterio de devengo.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010
NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

iv.	Comisiones en la formalización de préstamos

Las comisiones financieras que surgen en la formalización de préstamos, fundamentalmente las comisiones de apertura o de estudio e información, son periodificadas y registradas en el Estado Intermedio Consolidado de Resultados a lo largo de la vida del préstamo. En el caso de las comisiones de apertura, se registra inmediatamente en el Estado Intermedio Consolidado de Resultados la parte correspondientes a los costos directos relacionados incurridos en la formalización de dichas operaciones.

j)       Deterioro

i.       Activos financieros:

Un activo financiero es evaluado en cada fecha de presentación de los estados financieros para determinar si existe evidencia objetiva de deterioro.

Un activo financiero o un grupo de activos financieros estará deteriorado, y se habrá producido una pérdida por deterioro del valor si, y solo si, existe evidencia objetiva del deterioro como resultado de uno o más eventos que hayan ocurrido después del reconocimiento inicial del activo (un “evento que causa la pérdida”), y ese evento o eventos causantes de la pérdida tengan un impacto sobre los flujos de efectivo futuros estimados del activo financiero o del grupo de activos financieros, que pueda ser estimado con fiabilidad. Podría no ser posible identificar un único evento que individualmente sea la causa del deterioro.

Una pérdida por deterioro en relación con activos financieros registrados al costo amortizado, se calcula como la diferencia entre el importe en libros del activo y el valor actual de los flujos de efectivo estimados, descontados al tipo de interés efectivo.

Una pérdida por deterioro en relación con un activo financiero disponible para la venta se calcula por referencia a su valor razonable.

Los activos financieros individualmente significativos son examinados individualmente para determinar su deterioro. Los activos financieros restantes son evaluados colectivamente en grupos que comparten características de riesgo crediticio similares.

Todas las pérdidas por deterioro son reconocidas en resultado. Cualquier pérdida acumulada en relación con un activo financiero disponible para la venta reconocido anteriormente en patrimonio es transferido al resultado.

El reverso de una pérdida por deterioro ocurre solo si éste puede ser relacionado objetivamente con un evento ocurrido después de que éste fue reconocido. En el caso de los activos financieros registrados al costo amortizado y para los disponibles para la venta que son títulos de venta, el reverso es reconocido en el resultado. En el caso de los activos financieros que son títulos de renta variables, el reverso es reconocido directamente en patrimonio.

ii.       Activos no financieros:

El monto en libros de los activos no financieros del Banco, excluyendo propiedades de inversión son revisados en cada fecha de presentación de los estados financieros para determinar si existen indicios de deterioro. Si existen tales indicios, entonces se estima el monto a recuperar del activo.

En relación con otros activos, las pérdidas por deterioro reconocidas en períodos anteriores son evaluadas en cada fecha de presentación en búsqueda de cualquier indicio de que la pérdida haya disminuido o haya desaparecido. Una pérdida por deterioro se revertirá solo en la medida que el valor en libros del activo no exceda al monto en libros que habría sido determinado.

k)       Activo fijo

Incluye el importe de los inmuebles, terrenos, mobiliario, vehículos, equipos de informática y otras instalaciones de propiedad de las entidades consolidadas o adquiridos en régimen de arrendamiento financiero. Los activos se clasificarán en función de su uso:

i.     Activo fijo de uso propio

El activo fijo de uso propio (que incluye, entre otros, los activos materiales recibidos por las entidades consolidadas para la liquidación, total o parcial, de activos financieros que representan derechos de cobro frente a terceros y a los que se prevé dar un uso continuado y propio, así como los que se están adquiriendo en régimen de arrendamiento financiero) se presenta a su costo de adquisición, menos su correspondiente amortización acumulada y, si procede, las pérdidas estimadas que resultan de comparar el valor neto de cada partida con su correspondiente importe recuperable.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010
NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

A estos efectos, el costo de adquisición de los activos adjudicados se asimila al importe neto de los activos financieros entregados a cambio de su adjudicación.

La amortización se calcula, aplicando el método lineal, sobre el costo de adquisición de los activos menos su valor residual, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida indefinida y que, por tanto, no son objeto de amortización.

El Banco debe aplicar las siguientes vidas útiles a los bienes físicos que conformen el activo:

RUBRO	Vida Útil (Meses)

Terrenos	-
Cuadros y obras de arte	-
Bienes retirados por enajenar	-
Alfombras y cortinajes	36
Computadores y equipos periféricos	36
Vehículos	36
Software y sistemas computacionales	36
Cajeros automáticos y tele consultas	60
Máquinas y equipos en general	60
Mobiliario de oficina	60
Sistemas telefónicos y comunicación	60
Sistemas de seguridad	60
Derechos sobre líneas telefónicas	60
Sistemas de climatización	84
Instalaciones en general	120
Sistemas de seguridad (adquisiciones hasta Octubre 2002)	120
Construcciones	1.200

Con ocasión de cada cierre contable, las entidades consolidadas analizan si existen indicios de que el valor neto de los elementos de su activo material excede de su correspondiente importe recuperable, en cuyo caso, reducen el valor en libros del activo de que se trate hasta su importe recuperable y ajustan los cargos futuros por concepto de amortización en proporción a su valor en libros ajustado y a su nueva vida útil remanente, en el caso de ser necesaria una reestimación de la misma.

De forma similar, cuando existen indicios de que se ha recuperado el valor de un activo material, las entidades consolidadas registran la reversión de la pérdida por deterioro contabilizada en períodos anteriores y ajustan en consecuencia los cargos futuros en concepto de su amortización. En ningún caso la reversión de la pérdida por deterioro de un activo puede suponer el incremento de su valor en libros por encima de aquél que tendría si no se hubieran reconocido pérdidas por deterioro en ejercicios anteriores.

Asimismo, al menos al final del ejercicio, se procede a revisar las vidas útiles estimadas de los elementos del activo fijo de uso propio, de cara a detectar cambios significativos en las mismas que, de producirse, se ajustarán mediante la correspondiente corrección del cargo al Estado Intermedio Consolidado de Resultados de ejercicios futuros de la cuota de amortización en virtud de las nuevas vidas útiles.

Los gastos de conservación y mantenimiento de los activos materiales de uso propio se cargan a los resultados del ejercicio en que se incurren.

ii.     Activos cedidos en arrendamiento operativo

Los criterios aplicados para el reconocimiento del costo de adquisición de los activos cedidos en arrendamiento operativo, para su amortización, para la estimación de sus respectivas vidas útiles y para el registro de sus pérdidas por deterioro, coinciden con los descritos en relación con los activos fijos de uso propio.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

l)         Leasing

i.     Leasing financiero

Los leasing financieros son arrendamientos que transfieren substancialmente todos los riesgos y beneficios desde el propietario del activo arrendado al arrendatario.

Cuando las entidades consolidadas actúan como arrendadoras de un bien, la suma de los valores actuales de los importes que recibirán del arrendatario más el valor residual garantizado, habitualmente el precio de ejercicio de la opción de compra del arrendatario a la finalización del contrato, se registra como un financiamiento a terceros, por lo que se incluye en el rubro “Créditos y cuentas por cobrar a clientes” del Estado Intermedio de Situación Financiera Consolidado.

Cuando las entidades consolidadas actúan como arrendatarias, presentan el costo de los activos arrendados en el Estado Intermedio de Situación Financiera Consolidado según la naturaleza del bien objeto del contrato y, simultáneamente, un pasivo por el mismo importe (que será el menor del valor razonable del bien arrendado o de la suma de los valores actuales de las cantidades a pagar al arrendador más, en su caso, el precio de ejercicio de la opción de compra). Estos activos se amortizan con criterios similares a los aplicados al conjunto de los activos fijos de uso propio.

En ambos casos, los ingresos y gastos financieros con origen en estos contratos se abonan y cargan, respectivamente, al Estado Intermedio Consolidado de Resultados, en los ítems “Ingresos por intereses” y “Gastos por intereses”.

ii.    Leasing operativo

En las operaciones de arrendamiento operativo, la propiedad del bien arrendado, y sustancialmente todos los riesgos y ventajas que recaen sobre el bien, permanecen en el arrendador.

Cuando las entidades consolidadas actúan como arrendadoras, presentan el costo de adquisición de los bienes arrendados en el ítem “Activo fijo”. Estos activos se amortizan de acuerdo con las políticas adoptadas para los activos materiales similares de uso propio y los ingresos procedentes de los contratos de arrendamiento se reconocen en el Estado Intermedio Consolidado de Resultados de forma lineal, en el ítem “Otros resultados operacionales”.

Cuando las entidades consolidadas actúan como arrendatarias, los gastos del arrendamiento incluyendo incentivos concedidos, en su caso, por el arrendador, se cargan linealmente a sus cuentas de pérdidas y ganancias consolidadas, en el capítulo “Otros gastos generales de administración”.

iii.	Ventas con arrendamiento posterior

En el caso de ventas a su valor razonable con arrendamiento operativo posterior, los resultados generados se registran en el momento de la venta.  En el caso de arrendamiento financiero posterior, los resultados generados se amortizan a lo largo del plazo de arrendamiento.

m)       Operaciones de factoring

Las operaciones de factoring se valorizan por los montos desembolsados por el Banco a cambio de las facturas u otros instrumentos de comercio representativos de crédito que el cedente entrega al Banco. La diferencia de precios entre las cantidades desembolsadas y el valor nominal real de los créditos se registra en el Estado Intermedio Consolidado de Resultados  como ingresos por intereses, a través del método del tipo de interés efectivo, durante el período de financiamiento.

En aquellos casos en que la cesión de estos instrumentos se realiza sin responsabilidad por parte del cedente, es el Banco quien asume los riesgos de insolvencia de los obligados al pago.

n)       Activos intangibles

Los activos intangibles son identificados como activos no monetarios (separados de otros activos) sin sustancia física que surge como resultado de una transacción legal o son desarrollados internamente por las entidades consolidadas. Son activos cuyo costo puede ser estimado confiablemente y por los cuales las entidades consolidadas consideran probable que sean reconocidos beneficios económicos futuros.

Los activos intangibles son reconocidos inicialmente a su costo de adquisición o producción y son subsecuentemente medidos a su costo menos cualquier amortización acumulada o menos cualquier pérdida por deterioro acumulada.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010
NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Software desarrollado internamente

Los software desarrollados internamente son reconocidos como un activo intangible si, entre otros requisitos (básicamente la capacidad del Banco para usarlo o venderlo), puede ser identificado y tienen capacidad para generar beneficios económicos futuros.  La estimación de la vida útil del software es de 3 años.

Los gastos en actividades de investigación son reconocidos como un gasto en el año en que estos son incurridos y no pueden ser posteriormente capitalizados.

o)       Efectivo y efectivo equivalente

Para la elaboración del estado de flujo de efectivo se ha utilizado el método indirecto, en el que partiendo del resultado consolidado del Banco antes de impuestos se incorporan las transacciones no monetarias, así como de los ingresos y gastos asociados con flujos de efectivo de actividades clasificadas como de inversión o financiamiento.

Para la elaboración del estado de flujos de efectivo se toman en consideración los siguientes conceptos:

i.
Flujos de efectivo: las entradas y salidas de efectivo y de efectivo equivalentes, entendiendo por éstas los saldos en partidas tales como: depósitos en el Banco Central de Chile, depósitos en Bancos Nacionales, depósitos en el exterior.

ii.	Actividades operacionales: corresponden a las actividades normales realizadas por los bancos, así como otras actividades que no pueden ser calificadas como de inversión o de financiamiento.
iii.	Actividades de inversión: corresponden a la adquisición, enajenación o disposición por otros medios, de activos a largo plazo y otras inversiones no incluidas en el efectivo y equivalente de efectivo.
iv.	Actividades de financiamiento: Las actividades que producen cambios en el tamaño y composición del patrimonio neto y de los pasivos que no forman parte de las actividades operacionales o de inversión.

p)       Provisiones por riesgo de crédito

El Banco ha establecido provisiones para probables pérdidas en préstamos de acuerdo con las instrucciones emitidas por la Superintendencia de Bancos e Instituciones Financieras y los modelos de calificación y evaluación de riesgo de crédito aprobadas por el Comité de Directores.

De acuerdo con la metodología desarrollada por el Banco, los préstamos se dividen en tres categorías:

i.	Colocaciones de consumo,
ii.	Colocaciones para vivienda, y
iii.	Colocaciones comerciales.

Los modelos internos utilizados para calcular las provisiones se describen a continuación:

Provisiones para las evaluaciones individuales de las colocaciones comerciales

El Banco asigna una categoría de riesgo para cada deudor y sus respectivos préstamos. Además, considera los siguientes factores de riesgo en el análisis: la industria o el sector, situación del negocio, socios y administración, su situación financiera y capacidad de pago; y el comportamiento de pago.

El Banco asigna una de las siguientes categorías de riesgo de cada deudor:

i.
Cartera en Cumplimiento Normal, la cual corresponde a deudores cuya capacidad de pago les permite cumplir con sus obligaciones y compromisos, y no se visualiza que esta condición cambie, de acuerdo a la situación económica-financiera. Las clasificaciones asignadas a esta cartera son las categorías A1 hasta A6.

ii.
Cartera Subéstandar, incluye deudores con dificultades financieras o empeoramiento significativo de su capacidad de pago y sobre los que hay dudas razonables acerca del reembolso total del capital e intereses en los términos contractuales pactados, mostrando una baja holgura para cumplir con sus obligaciones financieras de corto plazo. Formaran parte de esta cartera aquellos deudores que en el último tiempo han presentado morosidades superiores a 90 días. Las clasificaciones asignadas a esta cartera son las categorías B1 hasta B4.

iii.
Cartera en Incumplimiento, incluye a los deudores y sus créditos para los cuales se considera remota su recuperación, pues muestran una deteriorada o nula capacidad de pago, forman parte de esta cartera aquellos deudores con indicios evidentes de una posible quiebra, aquellos que requieren una reestructuración forzada de deudas y cualquier deudor que presente un atraso igual o superior a 90 días en el pago de intereses o capital. Las clasificaciones asignadas a esta cartera son las categorías C1 hasta C6.

Como parte del análisis individual de los deudores, el Banco clasifica a los deudores en las siguientes categorías, asignándoles los porcentajes de probabilidad de incumplimiento y de pérdida dado el incumplimiento, los cuales dan como resultado los porcentajes de pérdida esperada:

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010
NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Tipo de Cartera	Categoría del Deudor	Probabilidad de Incumplimiento (%)	Pérdida dado el Incumplimiento (%)	Pérdida Esperada (%)
	A1	0,04	90,0	0,03600
	A2	0,10	82,5	0,08250
Cartera Normal	A3	0,25	87,5	0,21875
	A4	2,00	87,5	1,75000
	A5	4,75	90,0	4,27500
	A6	10,00	90,0	9,00000
	B1	15,00	92,5	13,87500
Cartera Subestándar	B2	22,00	92,5	20,35000
	B3	33,00	97,5	32,17500
	B4	45,00	97,5	43,87500

Para la cartera en incumplimiento, el Banco debe mantener los siguientes niveles de reservas:

Clasificación	Rango de pérdida estimada	Provisión

C1	Hasta 3%	2%
C2	Más de 3% hasta 19%	10%
C3	Más de 19% hasta 29%	25%
C4	Más de 29% hasta 49%	40%
C5	Más de 49% hasta 79%	65%
C6	Más de 79%	90%

Para efectos de constituir las provisiones, se aplica el porcentaje asociado al rango de porcentajes de pérdida estimada sobre las colocaciones y los créditos contingentes que mantenga el mismo deudor.

Sin perjuicio de lo anterior, el Banco debe mantener un porcentaje de provisión mínimo de 0,5% sobre las colocaciones y créditos contingentes de la cartera normal.

Provisiones de evaluación grupal

Las evaluaciones grupales resultan pertinentes para abordar un alto número de operaciones cuyos montos individuales son bajos y se trate de personas naturales o de empresas de tamaño pequeño.

Los niveles de provisiones requeridas han sido determinados por el Banco, de acuerdo a la pérdida estimada de los créditos, mediante la clasificación de la cartera de colocaciones usando uno de los dos siguientes modelos:

i.
El modelo basado en las características de los deudores y sus préstamos pendientes. Deudores y colocaciones con similares características pueden ser agrupados y a cada grupo se le asignará un nivel de riesgo.

ii.
El modelo basado en el comportamiento de un grupo de colocaciones. Colocaciones con historial de pago análogos y similares características serán agrupados y a cada grupo se le asignará un nivel de riesgo.

Las evaluaciones grupales de que se trata requieren de la conformación de grupos de créditos con características homogéneas en cuanto a tipo de deudores y condiciones pactadas, a fin de establecer, mediante estimaciones técnicamente fundamentadas y siguiendo criterios prudenciales, tanto el comportamiento de pago del grupo de que se trate como de las recuperaciones de sus créditos deteriorados y, consecuentemente, constituir las provisiones necesarias para cubrir el riesgo de la cartera.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010
NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Banco Santander Chile, utiliza metodologías de provisiones para la cartera definida como Grupal, donde incluye créditos comerciales para deudores no carterizados, créditos hipotecarios y consumo (incluyendo cuotas, tarjetas y líneas).  El modelo utilizado aplica tasas de pérdidas históricas por segmento y perfil de riesgo  sobre los créditos y cuentas por cobrar a clientes correspondientes a cada cartera para su respectiva constitución de provisiones.

El modelo de provisiones de la cartera de consumo segmenta la cartera en cuatro grupos, constituyendo un modelo para cada uno de ellos:

•	Clientes normales nuevos
•	Clientes normales antiguos
•	Clientes renegociados nuevos
•	Clientes renegociados antiguos

Cada modelo es segmentado por perfil de riesgo, para diferenciar el riesgo de cada cartera de una manera más adecuada y ordenada.  El método de perfilamiento se establece en base a un método de construcción estadístico conocido como “scorecards”, estableciendo una relación a través de una regresión logística entre variables tales como; morosidad, comportamiento externo, variables socio-demográficas, otras y una variable de respuesta que determina el riesgo del cliente, en este caso mora igual o superior a 90 días.  Una vez estimados los “Scorecards” se establecen perfiles comunes relacionados a un orden lógico, bondad estadística y diferenciación de las tasas de pérdidas o vintage de castigos.

Las tasas de pérdidas se definen a través de la metodología “Vintage de Castigos Netos” (castigos netos de recuperos); es decir, se establece el período donde se maximiza o estabiliza las pérdidas de las distintas “camadas” por cada uno de los modelos.

Una vez obtenido el período de estabilización, se aplica a cada perfil de cada modelo para obtener la tasa de castigo asociada a dicho período.

En el caso de los modelos comerciales grupales e hipotecarios, se utilizan segmentos de negocio, perfiles de riesgo y tramos de morosidad, constituyendo una matriz donde se alojan las tasas de pérdidas para cada combinación de segmento, perfil, y morosidad; ya sea para la cartera comercial o hipotecaria.  Las tasas de pérdidas se elaboran a través de mediciones históricas y estimaciones estadísticas dependiendo del segmento y de la cartera o producto.

Provisiones de colocaciones para vivienda y de consumo

Las provisiones de colocaciones para vivienda y de consumo están directamente relacionadas con la madurez de las colocaciones.

A todos los créditos de consumo e hipotecarios se les asigna un rating según base individual utilizando un modelo estadístico automático y sofisticado que también considera el comportamiento de crédito de los deudores. Una vez que el rating del cliente es determinado, la provisión del préstamo hipotecario o de consumo es calculada usando una categoría de riesgo y un porcentaje relacionado, el cual dependerá de su madurez.

Provisiones adicionales

Bajo las normas de la SBIF, a los bancos se les permite establecer provisiones por sobre los límites descritos anteriormente, a fin de resguardarse del riesgo de fluctuaciones  económicas no predecibles que puedan afectar el entorno macroeconómico o la situación de un sector económico especifico.

Estas provisiones de acuerdo a lo establecido en el numero 10 del Capitulo B-1 del Compendio de Normas Contables de la SBIF, se informaran en el pasivo al igual que las provisiones sobre créditos contingentes.

Castigos

Por regla general, los castigos deben efectuarse cuando expiren los derechos contractuales sobre los flujos de efectivo. Al tratarse de colocaciones, aún cuando no ocurriera lo anterior, se procederá a castigar los respectivos saldos del activo de acuerdo con lo indicado en el título II del Capítulo B-2 del Compendio de Normas Contables de la Superintendencia de Bancos e Instituciones Financieras.

Los castigos de que se trata se refieren a las bajas en el Estado Intermedio de Situación Financiera Consolidado del activo correspondiente a la respectiva operación incluyendo, por consiguiente, aquella parte que pudiera no estar vencida si se tratara de un crédito pagadero en cuotas o parcialidades, o de una operación de leasing (no existen castigos parciales).

Los castigos se contabilizan siempre con cargo las provisiones por riesgo de crédito constituidas, de acuerdo con lo indicado en el Capítulo B-1 del Compendio de Normas Contables, cualquiera sea la causa por la cual se procede al castigo.  Los pagos posteriores que se obtuvieran por las operaciones castigadas se reconocerán en el Estado Intermedio Consolidado de Resultados como Recuperaciones de créditos castigados.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Los castigos de los créditos y cuentas por cobrar se realizan sobre las cuotas vencidas, morosas y vigentes, y el plazo debe computarse desde el inicio de su mora, es decir, efectuarse cuando el tiempo de mora de una cuota o porción de crédito de una operación alcance el plazo para castigar que se dispone a continuación:

Tipo de colocación	Plazo

Créditos de consumo con o sin garantías reales	6 meses
Otras operaciones sin garantías reales	24 meses
Créditos comerciales con garantías reales	36 meses
Créditos hipotecarios para vivienda	48 meses
Leasing de consumo	6 meses
Otras operaciones de leasing no inmobiliario	12 meses
Leasing inmobiliario (comercial y vivienda)	36 meses

Cualquier renegociación de un crédito ya castigado no dará origen a ingresos, mientras la operación siga teniendo la calidad de deteriorada, debiendo tratarse los pagos efectivos que se reciban, como recuperaciones de créditos castigados.

El crédito renegociado sólo se podrá reingresar al activo si deja de tener la calidad de deteriorado, reconociendo también el ingreso por la activación como recuperación de créditos castigados.

Recuperaciones de créditos y cuentas por cobrar a clientes previamente castigados

Las recuperaciones de créditos y cuentas por cobrar a clientes, previamente castigados, son registradas en el Estado Intermedio Consolidado de Resultados como una reducción de las provisiones por riesgo de crédito.
q)       Provisiones, activos y pasivos contingentes

Las provisiones son pasivos en los que existe incertidumbre acerca de su cuantía o vencimiento. Estas provisiones se reconocen en el Estado Intermedio de Situación Financiera Consolidado cuando se cumplen los siguientes requisitos en forma copulativa:

i.	Es una obligación actual como resultado de hechos pasados y,
ii.	A la fecha de los estados financieros es probable que el Banco tenga que desprenderse de recursos para cancelar la obligación y la cuantía de estos recursos puedan medirse de manera fiable.

Un activo o pasivo contingente es toda obligación surgida de hechos pasados cuya existencia quedará confirmada sólo si llegan a ocurrir uno o más sucesos futuros inciertos y que no están bajo el control del Banco.

Se califican como contingentes en información complementaria lo siguiente:

i.
Avales y fianzas: Comprende los avales, fianzas y cartas de crédito stand by a que se refiere el Capítulo 8-10 de la Recopilación Actualizada de Normas. Además, comprende las garantías de pago de los compradores en operaciones de factoraje, según lo indicado en el Capítulo 8-38 de dicha Recopilación.

ii.	Cartas de crédito del exterior confirmadas: Corresponde a las cartas de crédito confirmadas por el Banco.

iii.	Cartas de crédito documentarias: Incluye las cartas de créditos documentarias emitidas por el Banco, que aún no han sido negociadas.

iv.	Boletas de garantía: Corresponde a las boletas de garantía enteradas con pagaré a que se refiere el Capítulo 8-11 de la Recopilación Actualizada de Normas.

v.	Cartas de garantía interbancarias: Corresponde a las cartas de garantía emitidas según lo previsto en el título II del Capítulo 8-12 de la Recopilación Actualizada de Normas.

vi.
Líneas de crédito de libre disposición:  Considera los montos no utilizados de líneas de crédito que permiten a los clientes hacer uso del crédito sin decisiones previas por parte del Banco (por ejemplo, con el uso de tarjetas de crédito o sobregiros pactados en cuentas corrientes).

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010
NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

vii.
Otros compromisos de crédito:  Comprende los montos no colocados de créditos comprometidos, que deben ser desembolsados en una fecha futura acordada o cursados al ocurrir los hechos previstos contractualmente con el cliente, como puede suceder en el caso de líneas de crédito vinculadas al estado de avance de proyectos de construcción o similares.

viii.
Otros créditos contingentes:  Incluye cualquier otro tipo de compromiso de la entidad que pudiere existir y que puede dar origen a un crédito efectivo al producirse ciertos hechos futuros. En general, comprende operaciones infrecuentes tales como la entrega en prenda de instrumentos para garantizar el pago de operaciones de crédito entre terceros u operaciones con derivados contratados por cuenta de terceros que puedan implicar una obligación de pago y no se encuentran cubiertos con depósitos.

Las cuentas anuales consolidadas recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario.

Las provisiones son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir o disminuyen.

Las provisiones se clasifican en función de las obligaciones cubiertas, siendo estas las siguientes:

-	Provisiones para beneficios y remuneraciones del personal.
-	Provisión para dividendos mínimos.
-	Provisiones por riesgo de créditos contingentes.
-	Provisiones por contingencias.

r)       Impuesto a la renta e impuestos diferidos

El Banco reconoce, cuando corresponde, pasivos por impuestos diferidos por la estimación futura de los efectos tributarios atribuibles a diferencias entre los valores contables de los activos, pasivos y sus valores tributarios.  La medición de los activos y pasivos por impuestos diferidos se efectúa en base a la tasa de impuesto que, de acuerdo a la legislación tributaria vigente, se deba aplicar en el año en que los activos y pasivos por impuestos diferidos sean realizados o liquidados.  Los efectos futuros de cambios en la legislación tributaria o en las tasas de impuestos son reconocidos en los impuestos diferidos a partir de la fecha en que la ley que aprueba dichos cambios sea publicada.

s)       Uso de estimaciones

La preparación de los estados financieros requiere que la Administración realice juicios, estimaciones y supuestos que afectan la aplicación de las políticas de contabilidad y los montos de activos, pasivos, ingresos y gastos presentados. Los resultados reales pueden diferir de estas estimaciones.

En ciertos casos los principios contables generalmente aceptados requieren que los activos o pasivos sean registrados o presentados a su valor razonable. El valor razonable es el monto al cual un activo puede ser comprado o vendido, o en el caso de un pasivo podría ser incurrido o liquidado en una transacción corriente entre partes dispuestas, más que en una liquidación o venta forzada. Cuando los precios de mercado en mercados activos están disponibles han sido utilizados como base de valoración. Cuando los precios de mercado en mercados activos no están disponibles, el Banco ha estimado aquellos valores como valores basados en la mejor información disponible, incluyendo el uso de modelos internos valorización y otras técnicas de evaluación.

El Banco ha establecido provisiones para cubrirse de posibles pérdidas por préstamos de acuerdo a las regulaciones emitidas por la Superintendencia de Bancos e Instituciones Financieras. Estas regulaciones requieren que para estimar las provisiones, sean éstas evaluadas regularmente tomando en consideración factores como cambios en la naturaleza y tamaño de la cartera de préstamos, tendencias en la cartera prevista, calidad crediticia y condiciones económicas que puedan afectar a la capacidad de pago de los deudores. Los incrementos en provisiones por pérdida de préstamos son presentadas como “Provisiones por riesgo de crédito” en el Estado Intermedio Consolidado de Resultados. Los préstamos son castigados cuando la Administración determina que el préstamo o una parte de este no puede ser cobrado. Los castigos son registrados como una reducción de las provisiones por riesgo de crédito.

Las estimaciones y supuestos relevantes son revisados regularmente por la Administración del Banco a fin de cuantificar algunos activos, pasivos, ingresos, gastos y compromisos.  Las revisiones de las estimaciones contables son reconocidas en el período  en que la estimación es revisada y en cualquier período futuro afectado.

Principalmente, estas estimaciones, realizadas en función de la mejor información disponible, se refieran a:

-	Las pérdidas por deterioros de determinados activos (Notas 08, 09 y 10 y 30)
-	La vida útil de los activos materiales e intangibles (Notas 11, 12 y 30)
-	El valor razonable de activos y pasivos (Notas 06, 07, 10, y 33)
-	Contingencias y compromisos (Nota 19)
-	Impuestos corrientes e impuestos diferidos (Nota 13)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

t)       Activos no corrientes mantenidos para la venta

Los activos no corrientes (o grupo enajenable que comprende activos y pasivos) que se espera sean recuperados principalmente a través de ventas en lugar de ser recuperados mediante su uso continuo son clasificados como mantenidos para la venta. Inmediatamente antes de esta clasificación, los activos (o elementos de un grupo enajenable) son vueltos a medir de acuerdo con las políticas contables del Banco.  A partir de ese momento, los activos (o grupo de enajenación) son medidos al menor valor entre el valor en libros y el valor razonable menos el costo de ventas.

Cualquier pérdida por deterioro en grupo de enajenación es primero asignado al goodwill y luego a los activos y pasivos restantes en base a prorrateo, excepto en el caso que ninguna pérdida haya sido registrada en los activos financieros, los activos diferidos, los activos de beneficios a los empleados y la propiedad de inversión, que siguen siendo evaluados según las políticas contables del Banco.  Las pérdidas por deterioro en la clasificación inicial de mantenidas para la venta y con ganancias y pérdidas posteriores a la revalorización, son reconocidas en el resultado.  Las ganancias no son reconocidas si superan cualquier pérdida acumulativa.

Al 31 de Marzo de 2011 y al 31 de Diciembre de 2010 el Banco no ha clasificado activos no corrientes como mantenidos para la venta.

Bienes recibidos o adjudicados en pago

Los bienes recibidos o adjudicados en pago de créditos y cuentas por cobrar a clientes son registrados, en el caso de las daciones en pago, al precio convenido entre las partes o, por el contrario, en aquellos casos donde no exista acuerdo entre estas, por el monto por el cual el Banco se adjudica dichos bienes en un remate judicial.

Posteriormente, estos bienes son valorizados por el menor importe entre el valor registrado en un inicio y su valor neto de realización, el cual corresponde a su valor razonable (valor de liquidez determinado a través de una tasación independiente)  menos sus respectivos costos de ventas.

A lo menos una vez al año, el Banco realiza los análisis necesarios para actualizar su determinación del costo de venta de este tipo de activos.  Al 31 de Diciembre de 2010 se determinó un costo de venta (costo para mantenerlo y enajenarlo) promedio estimado de un 5,5% sobre el valor de tasación, (al 31 de Marzo de 2010, el costo de venta promedio es de 5,9% ).

En general, se estima que estos bienes serán enajenados dentro del plazo de un año contado desde su fecha de adjudicación.  En cumplimiento de lo dispuesto por el artículo 84 de la Ley General de Bancos, aquellos bienes que no son vendidos dentro de dicho plazo, son castigados en una única cuota.

u)       Utilidad por acción

La utilidad básica por acción se determina dividiendo el resultado neto atribuido a los tenedores patrimoniales del Banco entre el número promedio ponderado de las acciones en circulación durante ese período.

El beneficio diluido por acción se determina de forma similar al beneficio básico, pero el número promedio ponderado de acciones en circulación se ajusta para tener en cuenta el efecto dilusivo potencial de las opciones sobre acciones, warrants y deuda convertible.

Al 31 de Marzo de 2011 y 2010 el Banco no posee instrumentos que generen efectos dilusivos en el patrimonio.

v)       Adquisición (cesión) temporal de activos

Compras (ventas) de activos financieros bajo acuerdos de retroventa no opcional (retrocompra) a un precio fijo (“repos”) son reconocidos en el Estado Intermedio de Situación Financiera Consolidado como una cesión (recepción) financiera, basada en la naturaleza del deudor (acreedor), en los ítems “Depósitos en el Banco Central de Chile”, “Depósitos en instituciones financieras” o “créditos y cuentas por cobrar a clientes” (“Depósitos del Banco Central de Chile”, “depósitos de instituciones financieras” o “Depósitos y captaciones”).

La diferencia entre los precios de compra y venta se registra como intereses financieros durante la vida del contrato.

w)       Patrimonios y fondos de inversión gestionados por el Banco

Los patrimonios administrados por las distintas sociedades que forman parte del perímetro de consolidación del Banco (Santander Asset Management S.A Administradora General de Fondos y Santander S.A. Sociedad Securitizadora) que son propiedad de terceros no se incluyen en el Estado Intermedio de Situación Financiera Consolidado. Las comisiones generadas por esta actividad se incluyen en el saldo del rubro “Ingresos por comisiones” del Estado Intermedio Consolidado de Resultados.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010
NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

x)       Provisión dividendos mínimos

Al 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010 el Banco presenta un saldo de pasivo acumulado (provisión) por dividendos mínimos u obligatorios. Esta provisión se realiza en base a lo estipulado en el artículo 79 la Ley de Sociedades Anónimas, coincidente con la política interna de dividendos del Banco, la cual estipula que al menos se distribuirá el 30% del resultado neto del ejercicio actual y 30% del ejercicio anterior si eso no se ha distribuido, salvo acuerdo diferente adoptado en la junta de accionistas respectiva, por la unanimidad de las acciones emitidas.

y)       Beneficios al Personal

i.           Retribuciones post – empleo:

De acuerdo con los convenios colectivos laborales vigentes y otros acuerdos, el banco tiene asumido el compromiso de complementar las prestaciones de los sistemas públicos que correspondan a determinados empleados y a sus derecho habientes en los casos de jubilación, incapacidad permanente o fallecimiento, las remuneraciones e indemnizaciones pendientes de pago, aportaciones a sistemas de previsión para los empleados prejubilados y las atenciones sociales post-empleo.

Los compromisos post – empleo mantenidos por el Banco con sus empleados se consideran “compromisos de aportación definida”, cuando se realizan contribuciones de carácter predeterminado (registradas en el Rubro “Remuneraciones y Gastos del Personal” de la cuenta de pérdidas y ganancias consolidada) a una entidad separada, sin tener obligación legal ni efectiva de realizar contribuciones adicionales sino cuando la entidad separada no pudiera atender las retribuciones a los empleados relacionadas con los servicios prestados en el ejercicio corriente y en los anteriores.  Los compromisos post – empleo que no cumplan las condiciones anteriores son considerados como “compromisos de beneficios definidos”.

Características del Plan:

Las principales características del Plan de Beneficios post – empleo impulsada por el Grupo Santander Chile son:

a.	Orientado a los Directivos del Grupo.
b.	El requisito general para optar a este beneficio, es estar en ejercicio de su cargo al momento de cumplir los 60 años.
c.	El Banco tomará un seguro (fondo de ahorro) a su nombre, por el cual deberá realizar periódicamente el pago de la respectiva prima (aporte).
d.	El Banco será el responsable de otorgar los beneficios en forma directa.

-	Planes de aportes definidos:

Los aportes efectuados por este concepto en cada ejercicio se registran en el rubro “Remuneraciones y gastos del personal” del Estado Consolidado de Resultado.  Las cuantías pendientes de aportar al cierre de cada ejercicio se registran, por su valor actual, en el rubro “Provisiones – Provisiones para beneficios y remuneraciones del personal” del pasivo del Estado de Situación Financiera  Consolidado.

-	Planes de beneficios definidos:

El Banco registra en la línea de “Provisiones por otros beneficios al personal” del pasivo del Estado Intermedio de Situación Financiera Consolidado (o en el activo, en el rubro “Otros activos”, dependiendo del signo de la diferencia) el valor actual de los compromisos post-empleo de prestación definida, netos del valor razonable de los “activos del plan” y de las ganancias y/o pérdidas actuariales netas acumuladas no registradas, puestas de manifiesto en la valoración de estos compromisos que son diferidas en virtud del tratamiento de la denominada “banda de fluctuación”, y del “costo por los servicios pasados” cuyo registro se difiere en el tiempo, según se explica a continuación.

Se consideran “activos del plan” aquellos con los cuales se liquidarán directamente las obligaciones y reúnen las siguientes condiciones:

-	No son propiedad de las entidades consolidadas, sino de un tercero separado legalmente y sin el carácter de parte vinculada al Banco.
-
Sólo están disponibles para pagar o financiar retribuciones post-empleo y no pueden retornar a las entidades consolidadas, salvo cuando los activos que quedan en dicho plan son suficientes para cumplir todas las obligaciones del plan o de la entidad relacionadas con las prestaciones de los empleados actuales o pasados o para rembolsar las prestaciones de los empleados ya pagadas por el Banco.

Si el Banco puede exigir a las entidades aseguradoras el pago de una parte o de la totalidad del desembolso requerido para cancelar una obligación por prestación definida, resultando prácticamente cierto que dicho asegurador vaya a rembolsar alguno o todos los desembolsos exigidos para cancelar dicha obligación, pero la póliza de seguro no cumple las condiciones para ser un activo del plan, el Banco registra su derecho al reembolso en el activo del Estado Intermedio de Situación Financiera Consolidado en el ítem “Otros activos” que, en los demás aspectos, se trata como un activo del plan.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010
NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Se consideran “ganancias y pérdidas actuariales” las que procedan de las diferencias entre hipótesis actuariales previas y la realidad y de cambios en las hipótesis actuariales utilizadas. El Banco aplica, por planes, el criterio de la “banda de fluctuación”, por lo que registra en el Estado Intermedio Consolidado de Resultados la cuantía que resulta al dividir entre cinco el importe neto de las ganancias y/o pérdidas actuariales acumuladas no reconocidas al inicio de cada ejercicio que exceda el 10% del valor actual de las obligaciones o el 10% del valor razonable de los activos al inicio del ejercicio, el mayor de los dos.

El “costo de los servicios pasados” - que tiene su origen en modificaciones introducidas en las retribuciones post-empleo ya existentes o en la introducción de nuevas prestaciones - se reconoce en el Estado Intermedio Consolidado de Resultados, linealmente, a lo largo del período comprendido entre el momento en el que surgen los nuevos compromisos y la fecha en la que el empleado tenga el derecho irrevocable a recibir las nuevas prestaciones.

Las retribuciones post-empleo se reconocen en el Estado Intermedio Consolidado de Resultados de la siguiente forma:

-
El costo de los servicios del período corriente (entendido como el incremento del valor actual de las obligaciones que se origina como consecuencia de los servicios prestados en el ejercicio por los empleados) en el rubro “Remuneraciones y gastos del personal”.

-
El costo por intereses (entendido como el incremento producido en el ejercicio del valor actual de las obligaciones como consecuencia del paso del tiempo).  Cuando las obligaciones se presentan en el pasivo del Estado Intermedio de Situación Financiera Consolidado netas de los activos afectos al plan, el costo de los pasivos que se reconocen en el Estado Intermedio Consolidado de Resultados corresponde exclusivamente a las obligaciones registradas en el pasivo.

-
El rendimiento esperado de los activos asignados a la cobertura de los compromisos y las pérdidas y ganancias en su valor, menos cualquier costo originado por su administración y los impuestos que les afecten.

-	La amortización de las pérdidas y ganancias actuariales en aplicación del tratamiento de la “banda de fluctuación” y del costo de los servicios pasados no reconocidos.

ii.	Indemnizaciones por años de servicios:

Las indemnizaciones por años de servicios se registran sólo cuando éstas efectivamente se producen o cuando se dispone de un plan formal y detallado en el que se identifican las modificaciones fundamentales que se van a realizar, y siempre que se haya comenzado a ejecutar dicho plan o se haya anunciado públicamente sus principales características, o se desprendan hechos objetivos sobre su ejecución.

iii.	Beneficios basados en instrumentos de capital:

La entrega a los ejecutivos del Banco y sus afiliadas de instrumentos de capital como contraprestación a sus servicios, cuando dichos instrumentos se entregan una vez terminado un período específico de servicios, se reconoce como un gasto en el Estado Intermedio Consolidado de Resultados en el rubro “Remuneraciones y gastos del personal”, a medida que los ejecutivos prestan sus servicios durante dicho período.

Estos beneficios no generan efectos dilusivos, ya que están basados en acciones de Banco Santander S.A. (matriz de Banco Santander Chile, radicada en España).

z)       Estado Consolidado de Cambios en el Patrimonio

El Estado Consolidado de Cambios en el Patrimonio se presentan todos los movimientos ocurridos en el patrimonio neto, incluidos los que tienen su origen en cambios en los criterios contables y en correcciones de errores. Este estado muestra, por tanto, una conciliación del valor en libros al comienzo y al final del ejercicio de todas las partidas que forman el patrimonio neto consolidado, agrupando los movimientos ocurridos en función de su naturaleza en las siguientes partidas:

i.
Ajustes por cambios en criterios contables y corrección de errores: que incluye los cambios en el patrimonio neto consolidado que surgen como consecuencia de la reexpresión retroactiva de los saldos de los estados financieros con origen en cambios en los criterios contables o en la corrección de errores.

ii.	Ingresos y gastos reconocidos en el ejercicio: recoge, de manera agregada, el total de las partidas registradas en el Estado Intermedio Consolidado de Resultados.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010
NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

aa)    Estado Intermedio Consolidado de Resultados Integrales

En este estado se presentan los ingresos y gastos generados por el Banco como consecuencia de su actividad durante el ejercicio, distinguiendo aquellos registrados como resultados en el Estado Intermedio Consolidado de Resultados del ejercicio y los otros ingresos y gastos registrados directamente en el patrimonio neto consolidado.

Por lo tanto, en este estado se presenta:

i.	El resultado consolidado del ejercicio.

ii.	El importe neto de los ingresos y gastos reconocidos transitoriamente como ajustes por valoración en el patrimonio neto consolidado.

iii.	El importe neto de los ingresos y gastos reconocidos definitivamente en el patrimonio neto consolidado.

iv.
El impuesto a la renta devengado por los conceptos indicados en las letras ii) y iii) anteriores, salvo para los ajustes por valoración con origen en participaciones en empresas asociadas o multigrupo valoradas por el método de la participación, que se presentan en términos netos.

v.
El total de los ingresos y gastos consolidados reconocidos, calculados como la suma de las letras anteriores, mostrando de manera separada el importe atribuido a la entidad dominante y el correspondiente a intereses no controlador.

ab)       Nuevos pronunciamientos contables

i.	Adopción de nuevas normas contables e instrucciones emitidas tanto por la Superintendencia de Bancos e Instituciones Financieras como por el International Accounting Standards Board

A la fecha de emisión de los presentes Estados Intermedios de Situación Financiera Consolidados los nuevos pronunciamientos contables emitidos tanto por la Superintendencia de Bancos e Instituciones Financieras (“SBIF”) como por el International Accounting Standards Board, que han sido adoptados en su totalidad por el Banco, se detallan a continuación:

1)	Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras

Circular N°3.503 - En Agosto de 2010 la SBIF emitió esta Circular la cual complementa y modifica las instrucciones relacionadas al Compendio de Normas Contables capítulos B-1, B-2, B-3 y C1 relacionadas con provisiones y carteras deterioradas. Los cambios aquí introducidos corresponden a nuevos textos y re- expresión de conceptos relacionados a tipos de créditos y carteras. Estas modificaciones rigen a contar del 01 de Enero del año 2011. Adicionalmente, esta circular introduce disposiciones relativas a provisiones adicionales contenidas en el N°9 del Capítulo B-1 las cuales tienen vigencia durante el año 2010. Los efectos en los estados financieros por la adopción de esta Circular se describen en Nota 2 “Cambios Contables”

Circular N°3.510 – El 8 de Octubre de 2010, la SBIF emitió esta Circular con el objeto de adecuar los formatos a las nuevas instrucciones sobre provisiones y cubrir ciertas necesidades de información con un mayor desglose, se reemplaza el Capítulo C-3, “Estados Financieros Mensuales” del Compendio de Normas Contables. Los cambios introducidos en éste Capítulo obedecen solamente a la eliminación o creación de las líneas o ítems que se indican en el Anexo a esta Circular, los que se aplicaron a contar de la información referida al 31 de Enero de 2011.

Circular N°3.518 – El 2 de Febrero de 2011, la SBIF emitió esta Circular con el objeto de complementar las instrucciones que rigen a contar de Enero de 2011 en relación a los Capítulos B-1 y B-3, con el objeto de precisar algunas instrucciones. Los cambios introducidos solo obedecen a la adición y eliminación de palabras del texto con el fin de aclarar las normas expuestas.  Esta Circular no tuvo efectos significativos en estos estados financieros consolidados.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010
NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

2)	Normas Contables emitidas por el International Accounting Standards Board

Mejoras a Normas Internacionales de Información Financiera – El 06 de Mayo de 2010, el IASB emitió Mejoras a NIIF 2010, incorporando modificaciones a 7 Normas Internacionales de Información Financiera. Esta es la tercera colección de modificaciones emitidas bajo el proceso de mejoras anuales, las cuales se diseñaron para hacer necesarias, pero no urgentes, modificaciones a las NIIF. Las modificaciones son efectivas para períodos anuales que comienzan en o después del 01 de Julio de 2010 y para períodos anuales que comienzan en o después del 01 de Enero de 2011.  La implantación de estas mejoras no tuvo un impacto significativo en los Estados Intermedios Financieros Consolidados del Banco.

Enmienda a NIC 24, Revelaciones de Partes Relacionadas – El 04 de Noviembre de 2009, el IASB emitió modificaciones a NIC 24, Revelaciones de Partes Relacionadas. La Norma revisada simplifica los requerimientos de revelación para entidades que sean, controladas, controladas conjuntamente o significativamente influenciadas por una entidad gubernamental (denominada como entidades relacionadas - gubernamentales) y aclara la definición de entidad relacionada. La Norma revisada es efectiva para períodos anuales que comienzan en o después del 01 de Enero de 2011. Se requiere aplicación retrospectiva. Por lo tanto, en el año de aplicación inicial, las revelaciones para los períodos comparativos necesitan ser reemitidas. La aplicación anticipada es permitida, ya sea de la totalidad de la Norma revisada o de la exención parcial para entidades relacionadas – gubernamentales. Si una entidad aplica ya sea la totalidad de la Norma o la exención parcial para un período que comience antes del 01 de Enero de 2011, se exige que se revele ese hecho. El Banco no está relacionado con una entidad gubernamental, por lo tanto las exenciones de revelación no son aplicables al Banco. Adicionalmente, los cambios en la definición de parte relacionada no generaron efecto en los Estados Intermedios Financieros Consolidados del Banco.

Enmienda a NIC 32, Instrumentos Financieros: Presentación – El 08 de Octubre de 2009, el IASB emitió una modificación a NIC 32, Instrumentos Financieros: Presentación, titulada Clasificación de Emisión de Derechos.  De acuerdo con las modificaciones los derechos, opciones y warrants que de alguna manera cumplen con la definición del párrafo 11 de NIC 32 emitidos para adquirir un número fijo de instrumentos de patrimonio no derivados propios de una entidad por un monto fijo en cualquier moneda se clasifican como instrumentos de patrimonio siempre que la oferta sea realizada a pro-rata para todos los propietarios actuales de la misma clase de instrumentos de patrimonio no derivados propios de la entidad. La implantación de esta modificación no tuvo un impacto significativo en los Estados Intermedios Financieros Consolidados del Banco.

CINIIF 19, Extinción de Pasivos Financieros con Instrumentos de Patrimonio – El 26 de Noviembre de 2009, el International Financial Reporting Interpretations Committee (IFRIC) emitió CINIIF 19, Extinción de Pasivos Financieros con Instrumentos de Patrimonio. Esta interpretación proporciona guías sobre como contabilizar la extinción de un pasivo financiero mediante la emisión de instrumentos de patrimonio. La interpretación concluyó que el emitir instrumentos de patrimonio para extinguir una obligación constituye la consideración pagada. La consideración deberá ser medida al valor razonable del instrumento de patrimonio emitido, a menos que el valor razonable no sea fácilmente determinable, en cuyo caso los instrumentos de patrimonio deberán ser medidos al valor razonable de la obligación extinguida. La implantación de esta interpretación no tuvo un impacto significativo en los Estados Intermedios Financieros Consolidados del Banco.

Enmienda CINIIF 14, NIC 19 - El límite sobre un activo por beneficios definidos, requerimientos de fondeo mínimo y su interacción – En Diciembre de 2009 el IASB emitió Prepago de un Requerimiento de fondeo mínimo, modificaciones a CINIIF 14 NIC 19 – El límite sobre un activo por beneficios definidos, requerimientos de fondeo mínimo y su interacción. Las modificaciones han sido realizadas para remediar una consecuencia no intencionada de CINIIF 14 donde se prohíbe a las entidades en algunas circunstancias reconocer como un activo los pagos por anticipado de contribuciones de fondeo mínimo. La implantación de esta enmienda no tuvo un impacto significativo en los Estados Intermedios Financieros Consolidados del Banco.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

ii.
Nuevas normas contables e instrucciones emitidas tanto por la Superintendencia de Bancos e Instituciones Financieras como por el International Accounting Standards Board que no han entrado en vigencia al 31 de Marzo de 2011.

A la fecha de cierre de los presentes estados financieros se habían publicado nuevas Normas Internacionales de Información Financiera así como interpretaciones de las mismas, que no eran de cumplimiento obligatorio al 31 de Marzo de 2011. Aunque en algunos casos la aplicación anticipada es permitida por el IASB, el Banco no ha realizado su aplicación a dicha fecha.

1)	Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras

No existen normas contables emitidas por la SBIF, que deban ser aplicadas en una fecha futura y que, por tanto, deban revelarse en estos Estados Intermedios Financieros Consolidados.

2)	Normas Contables emitidas por el International Accounting Standards Board

NIIF 9, Instrumentos Financieros – El 12 de Noviembre de 2009, el International Accounting Standard Board (IASB) emitió NIIF 9, Instrumentos Financieros. Esta Norma introduce nuevos requerimientos para la clasificación y medición de activos financieros y es efectiva para períodos anuales que comiencen en o después del 1 de Enero de 2013, permitiendo su aplicación anticipada. NIIF 9 especifica como una entidad debería clasificar y medir sus activos financieros. Requiere que todos los activos financieros sean clasificados en su totalidad sobre la base del modelo de negocio de la entidad para la gestión de activos financieros y las características de los flujos de caja contractuales de los activos financieros. Los activos financieros son medidos ya sea a costo amortizado o valor razonable. Solamente los activos financieros que sean clasificados como medidos a costo amortizados serán probados por deterioro. La Administración del Banco, en conformidad con lo establecido por la Superintendencia de Bancos e Instituciones Financieras, no aplicará está norma de forma anticipada, más aún ésta norma no será aplicada mientras la SBIF no lo disponga como estándares de uso obligatorio para todos los balances.

Enmienda a NIIF 1, Adopción por Primera Vez de las Normas Internacionales de Información Financiera – El 20 de Diciembre de 2010, el IASB publicó ciertas modificaciones a NIIF 1, específicamente:

(i) Eliminación de Fechas Fijadas para Adoptadores por Primera Vez - Estas modificaciones entregan una ayuda para adoptadores por primera vez de las NIIF al reemplazar la fecha de aplicación prospectiva del desreconicimiento de activos y pasivos financieros del ‘01 de Enero de 2004’ con ‘la fecha de transición a NIIF’ de esta manera los adoptadores por primera vez de IFRS no tienen que aplicar los requerimientos de desreconocimiento de IAS 39 retrospectivamente a una fecha anterior; y libera a los adoptadores por primera vez de recalcular las pérdidas y ganancias del ‘día 1’ sobre transacciones que ocurrieron antes de la fecha de transición a NIIF.

(ii) Hiperinflación Severa – Estas modificaciones proporcionan guías para la entidades que emergen de una hiperinflación severa, permitiéndoles en la fecha de transición de  las entidades medir todos los activos y pasivos mantenidos antes de la fecha de normalización de la moneda funcional a valor razonable en la fecha de transición a NIIF y utilizar ese valor razonable como el costo atribuido para esos activos y pasivos en el estado de situación financiera de apertura bajo IFRS. Las entidades que usen esta exención deberán describir las circunstancias de cómo, y por qué, su moneda funcional se vio sujeta a hiperinflación severa y las circunstancias que llevaron a que esas condiciones terminaran.

Estas modificaciones serán aplicadas obligatoriamente para períodos anuales que comienzan en o después del 01 de Julio de 2011.  Se permite la aplicación anticipada. La Administración del Banco considera que estas modificaciones no tendrán efectos en sus estados financieros pues no es un adoptador por primera vez de las NIIF.

Enmienda a NIIF 7, Instrumentos Financieros: Revelaciones – El 07 de Octubre de 2010, el International Accounting Standards Board (IASB) emitió Revelaciones – Transferencias de Activos Financieros (Modificaciones a NIIF 7 Instrumentos Financieros – Revelaciones) el cual incrementa los requerimientos de revelación para transacciones que involucran la transferencia de activos financieros. Estas modificaciones están dirigidas a proporcionar una mayor transparencia sobre la exposición al riesgo de transacciones donde un activo financiero es transferido pero el cedente retiene cierto nivel de exposición continua (referida como ‘involucramiento continuo’) en el activo. Las modificaciones también requiere revelar cuando las transferencias de activos financieros no han sido distribuidas uniformemente durante el período (es decir, cuando las transferencias ocurren cerca del cierre del período de reporte). Estas modificaciones son efectivas para períodos anuales que comienzan en o después del 01 de Julio de 2011. Está permitida la aplicación anticipada de estas modificaciones. Las revelaciones no son requeridas para ninguno de los períodos presentados que comiencen antes de la fecha inicial de aplicación de las modificaciones. La Administración del Banco considera que esta enmienda no tiene un impacto significativo en los estados financieros consolidados del Banco.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Enmienda a NIC 12, Impuesto a las ganancias – El 20 de Diciembre de 2010, el IASB publicó Impuestos diferidos: Recuperación del Activo Subyacente – Modificaciones a NIC 12. Las modificaciones establecen una exención al principio general de IAS 12 de que la medición de activos y pasivos por impuestos diferidos deberán reflejar las consecuencias tributarias que seguirían de la manera en la cual la entidad espera recuperar el valor libros de un activo. Específicamente la exención aplica a los activos y pasivos por impuestos diferidos que se originan en propiedades de inversión medidas usando el modelo del valor razonable de NIC 40 y en propiedades de inversión adquiridas en una combinación de negocios, si ésta es posteriormente medida usando el modelo del valor razonable de NIC 40. La modificación introduce una presunción de que el valor corriente de la propiedad de inversión será recuperada al momento de su venta, excepto cuando la propiedad de inversión es depreciable y es mantenida dentro de un modelo de negocios cuyo objetivo es consumir sustancialmente todos los beneficios económicos a lo largo del tiempo, en lugar de a través de la venta. Estas modificaciones deberán ser aplicadas retrospectivamente exigiendo una reemisión retrospectiva de todos los activos y pasivos por impuestos diferidos dentro del alcance de esta modificación, incluyendo aquellos que hubiesen sido reconocidos inicialmente en una combinación de negocios. La fecha de aplicación obligatoria de estas modificaciones es para períodos anuales que comienzan en o después del 01 de Enero de 2012. Se permite la aplicación anticipada. La Administración del Banco estima que estas modificaciones serán adoptadas en sus estados financieros para el período que comenzará el 01 de Enero de 2012. La Administración se encuentra evaluando el potencial impacto de la adopción de estas modificaciones.

Enmiendas a NIIF 9, Instrumentos Financieros – El 28 de Octubre de 2010, el IASB publicó una versión revisada de NIIF 9, Instrumentos Financieros. La Norma revisada retiene los requerimientos para la clasificación y medición de activos financieros que fue publicada en Noviembre de 2009, pero agrega guías sobre la clasificación y medición de pasivos financieros. Como parte de la reestructuración de NIIF 9, el IASB también a replicado las guías sobre desreconocimiento de instrumentos financieros y las guías de implementación relacionadas desde IAS 39 a NIIF 9. Estas nuevas guías concluyen la primera fase del proyecto del IASB para reemplazar la NIC 39. Las otras fases, deterioro y contabilidad de cobertura, aún no han sido finalizadas.

Las guías incluidas en NIIF 9 sobre la clasificación y medición de activos financieros no han cambiado de aquellas establecidas en NIC 39. En otras palabras, los pasivos financieros continuarán siendo medidos ya sea, a costo amortizado o a valor razonable con cambios en resultados. El concepto de bifurcación de derivados incorporados en un contrato por un activo financiero tampoco ha cambiado. Los pasivos financieros mantenidos para negociar continuarán siendo medidos a valor razonable con cambios en resultados, y todos los otros activos financieros serán medidos a costo amortizado a menos que se aplique la opción del valor razonable utilizando los criterios actualmente existentes en NIC 39.

No obstante lo anterior, existen dos diferencias con respecto a NIC 39:

•	La presentación de los efectos de los cambios en el valor razonable atribuibles al riesgo de crédito de un pasivo; y

•	La eliminación de la exención del costo para derivados de pasivo a ser liquidados mediante la entrega de instrumentos de patrimonio no transados.

La Administración del Banco, en conformidad con lo establecido por la Superintendencia de Bancos e Instituciones Financieras, no aplicará está norma de forma anticipada, sino que será adoptada en los estados financieros del Grupo para el período que comenzará el 01 de Enero de 2013.  La Administración no ha tenido la oportunidad de considerar el potencial impacto de la adopción de estas modificaciones.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°02 – CAMBIOS CONTABLES:

El 12 de Agosto de 2010, se emitió Circular N°3.503 la cual incluía ciertas modificaciones sobre provisiones y cartera deteriorada incluidos en los Capítulos B-1, B-2, B-3 y C1. Dichas modificaciones comenzaron a regir a contar del 01 de Enero de 2011, excepto por las disposiciones relativas a las provisiones adicionales contenidas en el N° 9 del Capítulo B-1, las que entraron en aplicación durante el año 2010.  Adicionalmente y como complemento a la Circular antes señalada se emitió carta a la gerencia N° 9 de fecha 21 de Diciembre de 2010, la cual especificaba que los ajustes como consecuencia de la aplicación de las modificaciones que comenzaron a regir a contar del 01 de Enero de 2011, podrían realizarse dentro de los tres primeros meses del año 2011, no obstante no existía impedimento para que las entidades pudiesen anticipar este reconocimiento de resguardo, en todo o parte, constituyendo mayores provisiones, transitoriamente como adicionales, con cargo a los resultados del ejercicio 2010. Al 31 de Diciembre de 2010, el Banco optó por reconocer anticipadamente los cambios señalados, lo cual originó un efecto de MM$ 39.800, en el resultado del ejercicio terminado al 31 de Diciembre de 2010.

Las reclasificaciones de stock de provisiones adicionales a provisiones efectivas individuales y de provisiones por riesgos contingentes, requeridas por las modificaciones al Capítulo B-1 del Compendio de Normas Contables, son las siguientes:

	Saldo de cierre al 31 de Diciembre de	Reclasificación		Saldo Pro-forma al 31 de Diciembre de
	2010			2010
Balance	MM$	MM$		MM$
Activo
Total de colocaciones	15.657.556	-		15.657.556
Provisiones colocaciones comerciales	(199.347)	(39.343	)(*)	(238.690)
Provisiones colocaciones para vivienda	(17.332)	-		(17.332)
Provisiones colocaciones de consumo	(225.559)	-		(225.559)
Total de provisiones	(442.238)	(39.343)		(481.581)
Créditos y cuentas por cobrar a clientes	15.215.318	(39.343)		15.175.975

Pasivos
Provisiones para beneficios y remuneraciones del personal	36.016	-		36.016
Provisión para dividendos mínimos	143.147	-		143.147
Provisiones por riesgo de créditos contingentes	5.635	35.002	(**)	40.637
Provisiones por contingencias(Adicionales)	90.498	(74.345)		16.153
Provisiones	275.296	(39.343)		235.953

	Saldo de cierre al 31 de Marzo de	Reclasificación	Saldo Pro-forma al 31 de Marzo de
	2010		2010
Resultado	MM$	MM$	MM$

Provisiones sobre colocaciones
Provisiones para créditos y cuentas por cobrar	(77.297)	-	(77.297)
Provisiones para créditos contingentes	(863)	(1.302)	(2.165)
Provisiones adicionales	-	-	-
Ajuste provisión mínima cartera normal	-	-	-
Recuperación de créditos castigados	7.973	-	7.973
Provisiones por riesgo de crédito	(70.187)	(1.302)	(71.489)

Ingresos por bienes recibidos en pago	864	-	864
Liberación de provisiones por contingencias	4.714	(327)	4.387
Otros ingresos	487	-	487
Otros ingresos operacionales	6.065	(327)	5.738

Provisiones y gastos por bienes recibidos en pago	(3.282)	-	(3.282)
Provisiones por contingencias	(1.795)	1.629	(166)
Otros gastos	(7.479)	-	(7.479)
Otros gastos operacionales	(12.556)	1.629	(10.927)
Resultado neto de otros ingresos y gastos operacionales	(6.491)	1.302	(5.189)

Las provisiones por contingencias (adicionales) por MM$ 74.345 se reclasificaron en:

MM$ 39.800 de provisiones individuales del Capítulo B-1 del Compendio de Normas Contables, conformado por (*) MM$ 39.343 correspondiente a provisiones sobre colocaciones efectivas individuales y MM$ 457 reclasificadas a provisiones por riesgo de créditos contingente.

(**) Los MM$ 35.002 se conforman de:

i:  MM$ 457 provisiones por riesgo de créditos contingentes, reclasificadas desde los $ 39.800
ii: MM$ 34.545 provisiones de líneas de créditos de libre disposición.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010
NOTA N°02 – CAMBIOS CONTABLES, continuación:

Con el objetivo de presentar los estados financieros comparativos, el Banco ha realizado las reclasificaciones necesarias del Estado Intermedio Consolidado de Resultados referido al 31 de Marzo de 2010 de acuerdo a lo establecido en la circular N°3.503.

	Saldo de cierre al 31 de Marzo de	Reclasificación	Saldo Pro-forma al 31 de Marzo de
	2010		2010
	MM$	MM$	MM$

RESULTADOS OPERACIONALES

Ingresos por intereses y reajustes	321.238	-	321.238
Gastos por intereses y reajustes	(91.840)	-	(91.840)
Ingreso neto por intereses y reajustes	229.398	-	229.398

Ingresos por comisiones	79.159	-	79.159
Gastos por comisiones	(16.808)	-	(16.808)
Ingreso neto de comisiones	62.351	-	62.351

Utilidad neta de operaciones financieras	52.092	-	52.092
Utilidad de cambio neta	(22.519)	-	(22.519)
Otros ingresos operacionales	6.065	(327)	5.738
Total Ingresos operacionales	327.387	(327)	327.060

Provisiones por riesgo de crédito	(70.187)	(1.302)	(71.489)

INGRESO OPERACIONAL NETO	257.200	(1.629)	255.571

Remuneraciones y gastos del personal	(55.589)	-	(55.589)
Gastos de administración	(36.053)	-	(36.053)
Depreciaciones y amortizaciones	(12.341)	-	(12.341)
Deterioro	(16)	-	(16)
Otros gastos operacionales	(12.556)	1.629	(10.927)
Total Gastos operacionales	(116.555)	1.629	(114.926)

RESULTADO OPERACIONAL	140.645	-	140.645

Resultado por inversiones en sociedades	120	-	120
Resultado antes de impuesto a la renta	140.765	-	140.765
Impuesto a la renta	(21.760)	-	(21.760)

UTILIDAD CONSOLIDADA DEL EJERCICIO	119.005	-	119.005

Atribuible a:
Tenedores patrimoniales del Banco	119.104	-	119.104
Interés no controlador	(99)	-	(99)

Utilidad por acción atribuible a tenedores patrimoniales del Banco:(expresada en pesos)
Utilidad básica	0.632		0.632
Utilidad diluida	0.632		0.632

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°02 – CAMBIOS CONTABLES, continuación:

Con el objetivo de presentar los estados financieros comparativos, el Banco ha realizado las reclasificaciones necesarias del Estado Intermedio de Situación Financiera Consolidado referido al 31 de Diciembre de 2010 de acuerdo a lo establecido en la circular N°3.503.

	Saldo de cierre al 31 de Diciembre de	Reclasificación	Saldo Pro-forma al 31 de Diciembre de
	2010		2010
	MM$	MM$	MM$

ACTIVOS
Efectivo y depósitos en bancos	1.762.198	-	1.762.198
Operaciones con liquidación en curso	374.368	-	374.368
Instrumentos para negociación	379.670	-	379.670
Contratos de retrocompra y préstamos de valores	170.985	-	170.985
Contratos de derivados financieros	1.624.378	-	1.624.378
Adeudado por bancos	69.672	-	69.672
Créditos y cuentas por cobrar a clientes	15.215.318	(39.343)	15.175.975
Instrumentos de inversión disponibles para la venta	1.473.980	-	1.473.980
Instrumentos de inversión hasta el vencimiento	-	-	-
Inversiones en sociedades	7.275	-	7.275
Intangibles	77.990	-	77.990
Activo fijo	154.985	-	154.985
Impuestos corrientes	12.499	-	12.499
Impuestos diferidos	117.964	-	117.964
Otros activos	640.937	-	640.937
TOTAL ACTIVOS	22.082.219	(39.343)	22.042.876

PASIVOS
Depósitos y otras obligaciones a la vista	4.236.434	-	4.236.434
Operaciones con liquidación en curso	300.125	-	300.125
Contratos de retrocompra y préstamos de valores	294.725	-	294.725
Depósitos y otras captaciones a plazo	7.258.757	-	7.258.757
Contratos de derivados financieros	1.643.979	-	1.643.979
Obligaciones con bancos	1.584.057	-	1.584.057
Instrumentos de deuda emitidos	4.190.888	-	4.190.888
Otras obligaciones financieras	166.289	-	166.289
Impuestos corrientes	1.293	-	1.293
Impuestos diferidos	5.441	-	5.441
Provisiones	275.296	(39.343)	235.953
Otros pasivos	261.328	-	261.328

TOTAL PASIVOS	20.218.612	(39.343)	20.179.269

PATRIMONIO

Atribuible a tenedores patrimoniales del Banco:	1.831.798	-	1.831.798
Capital	891.303	-	891.303
Reservas	51.539	-	51.539
Cuentas de valoración	(5.180)	-	(5.180)
Utilidades retenidas	894.136	-	894.136
Utilidades retenidas de ejercicios anteriores	560.128	-	560.128
Utilidad (pérdida) del ejercicio	477.155	-	477.155
Menos: Provisión para dividendos mínimos	(143.147)	-	(143.147)
Interés no controlador	31.809	-	31.809

TOTAL PATRIMONIO	1.863.607	-	1.863.607

TOTAL PASIVOS Y PATRIMONIO	22.082.219	(39.343)	22.042.876

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°03 - HECHOS RELEVANTES:

Al 31 de Marzo de 2011, se han registrado los siguientes hechos relevantes que han influido en las operaciones de Banco o en los estados financieros:

a)       Directorio

En Sesión Ordinaria de Directorio, del día 22 de Febrero de 2011, se nombró a don Lisandro Serrano Spoerer como  Director Titular ocupando el cargo dejado por  la señora Claudia Bobadilla Ferrer.

b)   Emisión de Bonos Bancarios año 2011

Durante el año 2011 el Banco emitió Bonos por USD 500.000.000.  El detalle de las colocaciones realizadas durante el año 2011 se incluyen en Nota 16.

b.1)   Bonos Corrientes año 2011

Serie	Monto		Plazo	Tasa de Emisión	Fecha de emisión	Fecha de vencimiento
Bono flotante	USD	500.000.000	5 años	Libor (3 meses) + 160 pb	19/ 01/2011	19/ 01/2016
Total	USD	500.000.000

Además en el año 2011 se colocó bono serie FE por UF 2.750.000 a 4, 5 años con tasa de emisión de 3,6% anual simple el cual se emitió el 01 de Agosto de 2010.

b.2)   Bonos Subordinados año 2011

Durante el año 2011, el Banco ha emitido bonos Subordinados, de acuerdo al siguiente detalle:

Serie	Monto			Plazo	Tasa de Emisión	Fecha de Emisión	Fecha de Vencimiento
G3	UF	3.000.000	(i)	25 años	3,95% anual simple	01/07/2010	01/07/2035
Total	UF	3.000.000

(i)	Al 31 de Marzo de 2011, se han realizado colocaciones por UF 1.576.000, quedando un valor nominal sin colocar de esta serie por UF 1.424.000.

c) Venta de Sucursales

Durante el 2011 el Banco vendió una  sucursal.  Ver detalle de estas transacciones en Nota 30.

d) Cesión de Créditos Castigados

Durante el año 2011, Banco Santander Chile firmó acuerdos de cesión de créditos castigados con “Fondo de Inversiones Cantábrico”.  Al 31 de Marzo se han realizado las siguientes ventas de carteras que se detallan a continuación:

Fecha del	Venta nominal de cartera	Precio de venta
contrato	MM$	MM$
20-01-2011	9.110	592
23-02-2011	7.576	492
23-03-2011	7.927	506

Total	24.613	1.590

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°04 - SEGMENTOS DE NEGOCIO:

El Banco administra y mide el desempeño de sus operaciones por segmentos de negocios. La información que se incluye en esta nota no es necesariamente comparable con la de otras instituciones financieras, debido a que se basa en el sistema interno de información para la gestión según los segmentos establecidos por el Banco.
Las transacciones entre segmentos se realizan bajo condiciones y términos comerciales normales. Los activos, pasivos y resultados de cada segmento incluyen ítems directamente atribuibles al segmento al que pueden asignarse con una base razonable.
El Banco se compone de los siguientes segmentos de negocios:

Individuos

a.	Santander Banefe

Atiende a individuos con ingresos mensuales de entre $150.000 y $400.000 pesos, los cuales reciben servicios por medio de Santander Banefe. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos hipotecarios, tarjetas de débito, productos de ahorro, fondos mutuos y seguros.

b.	Banca Personas

Atiende a individuos con ingresos mensuales mayores a $400.000 pesos. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos comerciales, comercio exterior, préstamos hipotecarios, tarjetas de débito, cuentas corrientes, productos de ahorro, fondos mutuos, corretaje de acciones y seguros.

PYMEs

Atiende a compañías pequeñas con ventas anuales inferiores a MM$1.200. Este segmento ofrece a sus clientes una variedad de productos que incluyen préstamos comerciales, créditos con garantía estatal, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, productos de ahorro, fondos mutuos y seguros.

Institucionales

Atiende a organizaciones institucionales tales como universidades, organismos gubernamentales, municipalidades y gobiernos regionales. En este segmento se ofrece una variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, productos de ahorro, fondos mutuos y seguros.

Empresas

El segmento Empresas está compuesto por Banca Comercial y Banca Empresas, donde se encuentran como subsegmentos las empresas medianas, empresas del sector inmobiliario (Inmobiliaria) y Grandes Empresas:

a.	Empresas
Atiende a compañías con ventas anuales sobre los MM$ 1.200 y hasta MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, productos de ahorro, fondos mutuos y seguros.

b.	Inmobiliaria

Este segmento incluye todas las compañías en el sector inmobiliario que ejecutan proyectos para vender a terceros y a todas las constructoras con ventas anuales superiores a MM$ 800 sin tope. A estos clientes, en adición de ofrecerle los tradicionales servicios bancarios, se les ofrece servicios especializados para el financiamiento de proyectos principalmente residenciales, con la intención de aumentar la venta de préstamos hipotecarios.

c.	Grandes Empresas

Considera compañías con ventas anuales sobre los MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°04 - SEGMENTOS DE NEGOCIO, continuación:

Global Banking and Markets

El segmento Global Banking and Markets se compone de:

a.	Corporativa

Compañías multinacionales extranjeras o empresas multinacionales chilenas que tienen ventas por encima de los MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

b.	Tesorería

La División de Tesorería proporciona sofisticados productos financieros principalmente a compañías en el área de Banca mayorista y el segmento de Empresas. Se incluyen productos como financiamiento y captación a corto plazo, servicios de corretaje, derivados, securitización y otros productos diseñados según la necesidad.  El área de Tesorería también maneja la intermediación de posiciones, así como la cartera de inversiones propias.

Actividades Corporativas (“Otros”)

Este segmento incluye Gestión Financiera, que desarrolla las funciones globales de gestión de la posición estructural de cambio, del riesgo de interés estructural de la entidad matriz y del riesgo de liquidez. Este último, a través de la realización de emisiones y utilizaciones. Así mismo se gestionan, igualmente, los recursos propios, la dotación de capital que se hace a cada unidad y el costo de financiación de las inversiones realizadas. Todo ello hace que, habitualmente, tenga aportación negativa a los resultados.

Además este segmento incorpora todos los resultados intra-segmento, todas las actividades no asignadas a un segmento o producto con clientes.

Las políticas contables de los segmentos son las mismas que las descritas en el resumen de los principios contables, y son personalizados para satisfacer las necesidades de gestión del Banco. El Banco obtiene la mayoría de sus ingresos procedentes de los ingresos por intereses, los ingresos por comisiones y los resultados por operaciones financieras.  La máxima autoridad en la toma de decisiones de cada segmento se basa principalmente en los ingresos por intereses, los ingresos por comisiones y provisión de gastos para evaluar el desempeño de los segmentos, y así tomar decisiones sobre los recursos que se asignarán a éstos.

Con el fin de lograr el cumplimiento de los objetivos estratégicos establecidos por la alta dirección y adaptarse a las cambiantes condiciones de mercado, cada cierto tiempo, el Banco realiza adecuaciones en su organización, modificaciones que a su vez impactan en mayor o menor medida, en la forma en que éste se gestiona o administra.  Así, la presente revelación entrega información sobre como el Banco se gestiona al 31 de Marzo de 2011. En cuanto a la información correspondiente al año anterior (2010), ésta ha sido preparada con los criterios vigentes al cierre de los presentes Estados Intermedios Financieros Consolidados con el objetivo de lograr la debida comparabilidad de cifras.

Los cuadros que se presentan a continuación, muestran el resultado del Banco por segmentos de negocios, por los periodos terminados al 31 de Marzo de 2011 y 2010 y además los saldos correspondientes a créditos y saldos de cuentas por cobrar a clientes al 31 de Marzo de 2011 y 31 de Diciembre de 2010.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

Por el período terminado al 31 de Marzo de 2011
	Ingreso neto por intereses y reajustes	Ingreso neto de comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento	Créditos y Cuentas por cobrar a clientes (1)
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	134.330	47.151	1.000	(43.364)	(75.629)	63.488	8.652.205
Santander Banefe	26.657	9.696	3	(16.682)	(6.677)	12.997	746.708
Banca Comercial	107.673	37.455	997	(26.682)	(68.952)	50.491	7.905.497
PYMEs	48.377	9.726	2.523	(10.354)	(17.351)	32.921	2.467.951
Institucionales	5.504	640	292	401	(2.548)	4.289	352.593

Empresas	36.910	7.033	3.461	543	(9.210)	38.736	3.562.558
Empresas	15.836	3.135	1.787	(207)	(5.152)	15.399	1.456.257
Grandes Empresas	16.622	3.123	1.446	954	(3.061)	19.084	1.567.034
Inmobiliaria	4.452	775	228	(204)	(997)	4.253	539.267
Total Banca Comercial	225.121	64.550	7.276	(52.774)	(104.738)	139.434	15.035.307

Total Global banking and markets	11.278	6.762	18.042	4.131	(7.407)	32.807	1.757.732
Corporativa	12.597	7.062	548	4.131	(3.069)	21.269	1.757.732
Tesorería	(1.319)	(300)	17.494	-	(4.338)	11.537	-
Total Otros	(7.716)	77	875	(31)	(3.543)	(10.338)	38.346

Total Segmentos	228.683	71.389	26.193	(48.674)	(115.688)	161.903	16.831.385

Otros ingresos operacionales						2.550
Otros gastos operacionales						(20.613)
Resultado por inversiones en sociedades						575
Impuesto a la renta						(26.501)
Utilidad (pérdida) consolidada del ejercicio						117.914

(1) Corresponde a créditos y cuentas por cobrar a clientes más adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.
(2) Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.
(3) Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones, amortizaciones y deterioro.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

	Al 31 de Marzo de 2010						Al 31 de Diciembre de 2010
	Ingreso neto por intereses y reajustes	Ingreso neto de comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento	Créditos y cuentas por cobrar a clientes (1)
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	129.248	44.149	468	(44.176)	(67.020)	62.669	8.407.416
Santander Banefe	25.636	7.863	2	(14.716)	(14.512)	4.273	717.699
Banca Comercial	103.612	36.286	466	(29.460)	(52.508)	58.396	7.689.717
PYMES	47.820	8.698	1.364	(15.939)	(15.737)	26.206	2.374.979
Institucionales	4.680	557	639	(68)	(2.299)	3.509	331.153

Empresas	31.771	6.328	2.886	(10.687)	(7.359)	22.939	3.275.255
Empresas	14.123	2.728	1.140	(1.862)	(3.599)	12.531	1.348.395
Grandes Empresas	13.532	2.827	1.582	(9.463)	(2.844)	5.633	1.405.720
Inmobiliaria	4.116	773	164	638	(916)	4.775	521.140
Total Banca Comercial	213.519	59.732	5.357	(70.870)	(92.415)	115.323	14.388.803

Total Global banking and markets	10.197	4.765	20.416	(171)	(8.042)	27.165	1.306.386
Corporativa	12.046	5.449	-	(171)	(2.826)	14.498	1.306.370
Tesorería	(1.849)	(684)	20.416	-	(5.216)	12.667	16
Total Otros	5.682	(2.146)	3.800	(448)	(3.542)	3.346	32.093

Total Segmentos	229.398	62.351	29.573	(71.489)	(103.999)	145.834	15.727.282

Otros ingresos operacionales						5.738
Otros gastos operacionales						(10.927)
Resultado por inversiones en sociedades						120
Impuesto a la renta						(21.760)
Utilidad (pérdida) consolidada del ejercicio						119.005
(1) Corresponde a créditos y cuentas por cobrar a clientes más adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.
(2) Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.
(3) Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones, amortizaciones y deterioro.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°05 - EFECTIVO Y EQUIVALENTE DE EFECTIVO:

a)       El detalle de los saldos incluidos bajo efectivo y equivalente de efectivo es el siguiente:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Efectivo y depósitos en bancos
Efectivo	344.162	354.340
Depósitos en el Banco Central de Chile	1.638.696	1.312.111
Depósitos bancos nacionales	1.003	418
Depósitos en el exterior	254.712	95.329
Subtotales efectivo y depósitos en bancos	2.238.573	1.762.198

Operaciones con liquidación en curso netas	184.429	74.243

Totales efectivo y equivalente de efectivo	2.423.002	1.836.441

El nivel de los fondos en efectivo y en el Banco Central de Chile responde a regulaciones sobre encaje que el Banco debe mantener como promedio en períodos mensuales.

b)      Operaciones con liquidación en curso:

Las operaciones con liquidación en curso corresponden a transacciones en que sólo resta la liquidación que aumentará o disminuirá los fondos en el Banco Central de Chile o en bancos del exterior, normalmente dentro de las próximas 24 a 48 hrs. hábiles siguientes al cierre de cada ejercicio. Estas operaciones se presentan de acuerdo al siguiente detalle:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Activos
Documentos a cargo de otros bancos (canje)	161.500	207.346
Fondos por recibir	422.122	167.022
Subtotales	583.622	374.368
Pasivos
Fondos por entregar	399.193	300.125
Subtotales	399.193	300.125

Operaciones con liquidación en curso netas	184.429	74.243

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°06 - INSTRUMENTOS PARA NEGOCIACIÓN:

El detalle de los instrumentos designados como instrumentos financieros para negociación es el siguiente:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	250.326	247.019
Pagarés del Banco Central de Chile	1.178	68.985
Otros instrumentos del Estado y del Banco Central de Chile	4.228	7.123
Subtotales	255.732	323.127

Instrumentos de otras instituciones nacionales:
Pagarés de depósitos en bancos del país	-	-
Letras hipotecarias de bancos del país	1.341	-
Bonos de bancos del país	9.271	19.628
Bonos de otras empresas del país	1.564	11.404
Otros instrumentos emitidos en el país	-	-
Subtotales	12.176	31.032

Instrumentos de instituciones extranjeras:
Instrumentos de gobierno o bancos centrales del exterior	-	-
Otros instrumentos del exterior	-	-
Subtotales	-	-

Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	44	25.511
Fondos administrados por terceros	-	-
Subtotales	44	25.511

Totales	267.952	379.670

Al 31 de Marzo de 2011  y 31 de Diciembre 2010 dentro del rubro“Instrumentos del Estado y del Banco Central de Chile” no existen instrumentos vendidos con pacto de retrocompra a clientes e instituciones financieras.

Al 31 de Marzo de 2011 y 2010 bajo instrumentos de otras instituciones nacionales y extranjera no existen instrumentos vendidos con pacto de retrocompra a clientes e instituciones financieras.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES:

a)	El Banco al 31 de Marzo de 2011 y 31 de Diciembre de 2010, mantiene la siguiente cartera de instrumentos derivados:

	Al 31 de Marzo de 2011
	Monto nocional			Valor razonable
	Hasta 3 meses	Más de 3 meses a 1 año	Más de 1 año	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-
Swaps de tasas de interés	-	-	821.122	7.526	9.961
Swaps de monedas y tasas	190.980	42.971	322.757	8.338	16.985
Opciones call de monedas	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	-	-	-	-	-
Subtotales	190.980	42.971	1.143.879	15.864	26.946

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-
Swaps de monedas y tasas	261.359	1.041.318	582.110	5.914	93.644
Opciones call de monedas	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	-	-	-	-	-
Subtotales	261.359	1.041.318	582.110	5.914	93.644

Derivados de negociación
Forwards de monedas	11.767.147	8.134.879	527.652	170.587	211.797
Swaps de tasas de interés	2.448.253	9.609.899	13.355.399	227.817	249.949
Swaps de monedas y tasas	1.006.611	2.240.425	10.319.363	986.419	734.021
Opciones call de monedas	29.546	85.895	764	755	1.171
Opciones call de tasas	6.532	12.963	51.877	63	1.251
Opciones put de monedas	12.600	47.328	-	174	2.457
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	176.942	-	-	344	192
Subtotales	15.447.631	20.131.389	24.255.055	1.386.159	1.200.838

Totales	15.899.970	21.215.678	25.981.044	1.407.937	1.321.428

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

	Al 31 de Diciembre de 2010
	Monto nocional			Valor razonable
	Hasta 3 meses	Más de 3 meses a 1 año	Más de 1 año	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-
Swaps de tasas de interés	-	-	702.306	5.827	6.464
Swaps de monedas y tasas	28.090	229.296	387.024	5.296	28.730
Opciones call de monedas	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	-	-	-	-	-
Subtotales	28.090	229.296	1.089.330	11.123	35.194

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-
Swaps de monedas y tasas	147.872	999.792	379.859	494	120.563
Opciones call de monedas	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	-	-	-	-	-
Subtotales	147.872	999.792	379.859	494	120.563

Derivados de negociación
Forwards de monedas	10.374.003	6.830.128	792.254	283.722	348.152
Swaps de tasas de interés	2.671.634	7.607.192	13.475.904	204.786	250.812
Swaps de monedas y tasas	1.081.609	2.783.653	10.061.745	1.123.547	887.222
Opciones call de monedas	20.724	29.247	936	272	233
Opciones call de tasas	34.076	16.690	59.676	82	1.269
Opciones put de monedas	6.364	4.906	-	230	385
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	165.208	-	-	122	149
Subtotales	14.353.618	17.271.816	24.390.515	1.612.761	1.488.222

Totales	14.529.580	18.500.904	25.859.704	1.624.378	1.643.979

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

b)	Coberturas

Coberturas de valor razonable:

El Banco utiliza cross currency swap, interest rate swap y call money swap para cubrir su exposición a cambios en el valor razonable del elemento cubierto atribuibles al tipo de interés. Los instrumentos de cobertura ya mencionados, modifican el costo efectivo de emisiones a largo plazo, desde un tipo de interés fijo a un tipo de interés variable disminuyendo la duración y modificando la sensibilidad a los tramos más cortos de la curva.

A continuación se presenta el detalle de los elementos cubiertos e instrumentos de cobertura bajo coberturas de valor razonable, vigentes al 31 de Marzo de 2011 y al 31 de Diciembre de 2010, separado por plazo al vencimiento:

	Al 31 de Marzo de 2011
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos corporativos	-	10.265	-	-
Bonos corrientes o senior	-	334.215	369.075	208.278
Bonos subordinados	-	-	143.235	-
Créditos Corfo	-	25.000	-	-
Créditos interbancarios	186.206	-	-	-
Depósito a plazo	47.745	4.640	-	-
Letras hipotecarias	-	-	-	49.171

Totales	233.951	374.120	512.310	257.449

Instrumento de cobertura
Cross currency swap	233.951	-	273.585	49.171
Interest rate swap	-	344.480	238.725	-
Call money swap	-	29.640	-	208.278

Totales	233.951	374.120	512.310	257.449

	Al 31 de Diciembre de 2010
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos corporativos	-	10.061	-	-
Bonos corrientes o senior	-	374.360	358.862	49.591
Bonos subordinados	-	51.475	140.385	-
Créditos Corfo	-	25.000	-	-
Créditos interbancarios	210.591	-	-	-
Depósito a plazo	46.795	4.640	-	-
Letras hipotecarias	-	-	-	74.956

Totales	257.386	465.536	499.247	124.547

Instrumento de cobertura
Cross currency swap	257.386	46.796	265.272	74.956
Interest rate swap	-	389.100	233.975	-
Call money swap	-	29.640	-	49.591

Totales	257.386	465.536	499.247	124.547

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

Coberturas de flujos de efectivo:

El Banco utiliza cross currency swaps para cubrir el riesgo de variabilidad de flujos atribuibles a cambios en la tasa de interés de bonos y créditos interbancarios emitidos a tasa variable. Los flujos de efectivo sobre los cross currency swaps se encuentran igualados a los flujos de efectivo de las partidas cubiertas, y modifican flujos inciertos, por flujos conocidos derivados de un tipo de interés fijo.

A continuación se presentan los nominales de la partida cubierta para el 31 de Marzo de  2011 y 31 de Diciembre de  2010, y el período donde se producirán los flujos:

	Al 31 de Marzo de 2011
	Dentro de 1año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos interbancarios	1.207.157	14.324	85.971	-
Bonos	95.490	481.845	-	-
Totales	1.302.647	496.169	85.971	-

Instrumento de cobertura
Cross currency swap	1.302.647	496.169	85.971	-
Totales	1.302.647	496.169	85.971	-

	Al 31 de Diciembre de 2010
	Dentro de 1año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos interbancarios	937.087	95.930	-	-
Bonos	210.577	283.929	-	-
Totales	1.147.664	379.859	-	-

Instrumento de cobertura
Cross currency swap	1.147.664	379.859	-	-
Totales	1.147.664	379.859	-	-

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

A continuación se presenta la estimación de los ejercicios donde se espera que se produzcan los flujos:

	Al 31 de Marzo de 2011
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Ingresos de flujo	-	-	-	-
Egresos de flujo	(20.920)	(16.332)	-	-
Flujos netos	(20.920)	(16.332)	-	-

Instrumento de cobertura
Ingresos de flujo	20.894	16.332	-	-
Egresos de flujo	(30.889)	(17.156)	-	-
Flujos netos	(9.995)	(824)	-	-

	Al 31 de Diciembre de 2010
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Ingresos de flujo	-	-	-	-
Egresos de flujo	(17.627)	(5.696)	-	-
Flujos netos	(17.627)	(5.696)	-	-

Instrumento de cobertura
Ingresos de flujo	17.627	5.696	-	-
Egresos de flujo	(30.044)	(9.772)	-	-
Flujos netos	(12.417)	(4.076)	-	-

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

c)
El resultado generado por aquellos derivados de flujos de efectivo cuyo efecto fue registrado en el Estado Consolidado de Cambios en el Patrimonio al 31 de Marzo de 2011 y 2010, se presenta a continuación:

	Al 31 de Marzo de
	2011	2010
	MM$	MM$

Bonos	(8.013)	-
Crédito	(2.451)	(17.087)

Flujos netos	(10.464)	(17.087)

Considerando que los flujos variables, tanto del elemento cubierto como del elemento de cobertura, son espejos uno del otro, las coberturas son cercanas al 100% de eficiencia; lo que implica que todas las variaciones de valor atribuibles a componentes de tasa se netean casi por completo.  Al 31 de Marzo de 2011 se llevó  a resultados por ineficiencia MM$ (10) (MM$ (2) al 31 de Diciembre de 2010).

Al 31 de Marzo de 2011 el Banco registra una cobertura de flujo futuro previsto respecto de un crédito sindicado otorgado al Banco Santander Chile y estructurado Mizuho Corporate Bank/ Bank of Taiwan por MMUSD 180.

Durante el período 2010 el Banco registró una cobertura de flujo futuro previsto, respecto de un crédito sindicado otorgado al Banco Santander Chile y estructurado por Standard Chartered Bank por MMUSD 175.

d)	A continuación se presenta el resultado generado por aquellos derivados de flujos de efectivo cuyo efecto fue traspasado desde otros resultados integrales a resultados del ejercicio:

Considerando que los flujos variables, tanto del elemento cubierto como del elemento de cobertura, son espejos uno del otro, las coberturas son 100% eficientes; lo que implica que todas las variaciones de valor atribuibles a componentes de tasa se netean casi por completo.

	Al 31 de Marzo de
	2011	2010
	MM$	MM$

Bonos	-	-
Crédito	-	(744)

Resultados netos por cobertura de flujos de efectivo	-	(744)

a)	Coberturas de inversión neta de negocios en el extranjero:

Al 31 de Marzo de 2011 y 2010, el Banco no presenta dentro de su cartera de coberturas contables, coberturas de inversiones netas en el exterior.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°08 – ADEUDADO POR BANCOS:

a)	Al cierre de los Estados Intermedios Financieros Consolidados al 31 de Marzo de 2011 y 31 de Diciembre de 2010, los saldos presentados en el rubro “Adeudado por bancos”, son los siguientes:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Bancos del país
Préstamos y avances a bancos	-	-
Depósitos en el Banco Central de Chile no disponibles	-	-
Títulos intransferibles del Banco Central de Chile	-	-
Otras acreencias con el Banco Central de Chile	-	-
Préstamos interbancarios	13	17
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del país	-	-
Otras acreencias con bancos del país	-	-
Provisiones y deterioro para créditos con bancos en el país	-	-

Bancos del exterior
Préstamos a bancos del exterior	57.005	69.709
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del exterior	-	-
Otras acreencias con bancos del exterior	-	-
Provisiones y deterioro para créditos con bancos en el exterior	(125)	(54)

Totales	56.893	69.672

b)	El importe en cada ejercicio por provisiones y deterioro de los créditos adeudados por bancos, se presenta a continuación:

	Al 31 de Marzo de			Al 31 de Diciembre de
	2011			2010
	Bancos del País	Bancos del exterior	Total	Bancos del País	Bancos del exterior	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de	-	54	54	-	42	42
Castigos	-	-	-	-	-	-
Provisiones constituidas	39	94	133	-	131	131
Provisiones liberadas	(39)	(23)	(62)	-	(119)	(119)

Totales	-	125	125	-	54	54

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°9 – CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES:

a)	Créditos y cuentas por cobrar a clientes

Al 31 de Marzo de 2011 y al 31 de Diciembre de 2010, la composición de la cartera de colocaciones es la siguiente:

	Activos antes de provisiones			Provisiones constituidas
Al 31 de Marzo de 2011	Cartera normal	Cartera deteriorada	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	6.007.201	595.046	6.602.247	100.235	75.833	176.068	6.426.179
Créditos de comercio exterior	1.049.904	58.012	1.107.916	31.476	83	31.559	1.076.357
Préstamos hipotecarios para fines generales	41.058	24.046	65.104	757	3.750	4.507	60.597
Operaciones de factoraje	251.671	2.006	253.677	2.890	427	3.317	250.360
Operaciones de leasing	1.096.814	60.323	1.157.137	12.731	1.392	14.123	1.143.014
Otros créditos y cuentas por cobrar	945	13.513	14.458	5.492	3.468	8.960	5.498
Subtotales	8.447.593	752.946	9.200.539	153.581	84.953	238.534	8.962.005

Colocaciones para vivienda
Préstamos con letras de crédito	126.816	4.534	131.350	-	431	431	130.919
Préstamos con mutuos hipotecarios endosables	116.930	64.270	181.200	-	11.292	11.292	169.908
Otros créditos con mutuos para vivienda	4.347.987	98.174	4.446.161	-	6.255	6.255	4.439.906
Operaciones de leasing
Subtotales	4.591.733	166.978	4.758.711	-	17.978	17.978	4.740.733

Colocaciones de consumo
Créditos de consumo en cuotas	1.255.119	402.370	1.657.489	-	180.288	180.288	1.477.201
Deudores por tarjetas de crédito	825.634	25.029	850.663	-	38.968	38.968	811.695
Contrato leasing consumo	3.421	268	3.689	-	129	129	3.560
Otros préstamos consumo	289.634	13.642	303.276	-	13.137	13.137	290.139
Subtotales	2.373.808	441.309	2.815.117	-	232.522	232.522	2.582.595

Totales	15.413.134	1.361.233	16.774.367	153.581	335.453	489.034	16.285.333

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°9 – CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

	Activos antes de provisiones			Provisiones constituidas
Al 31 de Diciembre de 2010	Cartera normal	Cartera deteriorada	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	5.425.362	681.755	6.107.117	114.051	76.577	190.628	5.916.489
Créditos de comercio exterior	696.659	86.893	783.552	18.810	78	18.888	764.664
Préstamos hipotecarios para fines generales	44.730	23.226	67.956	780	3.570	4.350	63.606
Operaciones de factoraje	201.321	4.819	206.140	3.041	372	3.413	202.727
Operaciones de leasing	1.045.793	77.123	1.122.916	10.090	1.657	11.747	1.111.169
Otros créditos y cuentas por cobrar	2.953	14.995	17.948	5.976	3.688	9.664	8.284
Subtotales	7.416.818	888.811	8.305.629	152.748	85.942	238.690	8.066.939

Colocaciones para vivienda
Préstamos con letras de crédito	133.640	4.454	138.094	-	446	446	137.648
Préstamos con mutuos hipotecarios endosables	121.041	63.323	184.364	-	11.319	11.319	173.045
Otros créditos con mutuos para vivienda	4.253.810	74.869	4.328.679	-	5.567	5.567	4.323.112
Operaciones de leasing	-	-	-	-	-	-	-
Subtotales	4.508.491	142.646	4.651.137	-	17.332	17.332	4.633.805

Colocaciones de consumo
Créditos de consumo en cuotas	1.192.464	412.139	1.604.603	-	176.219	176.219	1.428.384
Deudores por tarjetas de crédito	771.988	22.228	794.216	-	36.156	36.156	758.060
Contrato leasing consumo	3.407	328	3.735	-	121	121	3.614
Otros préstamos consumo	283.912	14.324	298.236	-	13.063	13.063	285.173
Subtotales	2.251.771	449.019	2.700.790	-	225.559	225.559	2.475.231

Totales	14.177.080	1.480.476	15.657.556	152.748	328.833	481.581	15.175.975

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2010 y 2010

NOTA N°9 – CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

b)	Características de la cartera:

Al 31 de Marzo de 2011 y 31 de Diciembre de  2010, la cartera antes de provisiones, presenta un desglose según la actividad económica del cliente, de acuerdo a lo siguiente:

	Créditos en el país (*)		Créditos en el exterior (**)		Total créditos		Tasa
	Al 31 de Marzo de	Al 31 de Diciembre de	Al 31 de Marzo de	Al 31 de Diciembre de	Al 31 de Marzo de	Al 31 de Diciembre de	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010	2011	2010	2011	2010	2011	2010
	MM$	MM$	MM$	MM$	MM$	MM$	%	%
Colocaciones comerciales
Manufacturas	973.047	838.324	-	-	973.047	838.324	5,80	5,33
Minería	347.842	106.119	-	-	347.842	106.119	2,07	0,67
Electricidad, gas y agua	296.692	149.907	-	-	296.692	149.907	1,77	0,95
Agricultura y ganadería	726.556	679.159	-	-	726.556	679.159	4,33	4,32
Forestal	87.971	84.375	-	-	87.971	84.375	0,52	0,54
Pesca	155.407	133.930	-	-	155.407	133.930	0,93	0,85
Transporte	513.556	449.508	-	-	513.556	449.508	3,06	2,86
Comunicaciones	238.504	214.881	-	-	238.504	214.881	1,42	1,37
Construcción	839.943	839.316	-	-	839.943	839.316	5,01	5,34
Comercio	1.856.664	1.732.800	57.005	69.709	1.913.669	1.802.509	11,07	11,46
Servicios	379.134	358.314	-	-	379.134	358.314	2,26	2,28
Otros	2.785.236	2.719.013	-	-	2.785.236	2.719.013	16,60	17,29
Subtotales	9.200.552	8.305.646	57.005	69.709	9.257.557	8.375.355	54,85	53,26

Colocaciones para la vivienda	4.758.711	4.651.137	-	-	4.758.711	4.651.137	28,37	29,57

Colocaciones de consumo	2.815.117	2.700.790	-	-	2.815.117	2.700.790	16,78	17,17

Totales	16.774.380	15.657.573	57.005	69.709	16.831.385	15.727.282	100,00	100,00
(*)	Incluye préstamos a instituciones financieras del país por un monto de MM$ 13 al 31 de Marzo de 2011 (MM$ 17 al 31 de Diciembre de 2010).

(**)	Incluye préstamos a instituciones financieras del exterior por un monto de MM$ 57.005 al 31 de Marzo de 2011 (MM$ 69.709 al 31 de Diciembre de 2010), ver Nota 8.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2010 y 2010

NOTA N°9 – CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

c)	Cartera deteriorada y vencida

i)	La cartera deteriorada segregada de colocaciones al 31 de Marzo de 2011 y al 31 de Diciembre de 2010, es la siguiente:

	Al 31 de Marzo de				Al 31 de Diciembre de
	2011				2010
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deterioro provisión individual	331.524	399	458	332.381	444.129	-	-	444.129
Cartera vencida	215.526	112.103	86.146	413.775	213.872	121.911	80.956	416.739
Resto deterioro	205.896	54.476	354.705	615.077	230.810	20.735	368.063	619.608

Totales	752.946	166.978	441.309	1.361.233	888.811	142.646	449.019	1.480.476

ii)	La cartera deteriorada de colocaciones con o sin garantía, al 31 de Marzo de 2011 y al 31 de Diciembre de 2010, es la siguiente:

	Al 31 de Marzo de				Al 31 de Diciembre de
	2011				2010
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deuda garantizada	387.809	155.320	64.723	607.852	446.953	131.881	67.450	646.284
Deuda sin garantía	365.137	11.658	376.586	753.381	441.858	10.765	381.569	834.192

Totales	752.946	166.978	441.309	1.361.233	888.811	142.646	449.019	1.480.476

iii)	La cartera colocaciones con mora igual o mayor a 90 días, referidos al 31 de Marzo de 2011 y al 31 de Diciembre de 2010, es la siguiente:

	Al 31 de Marzo de				Al 31 de Diciembre de
	2011				2010
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deuda garantizada	98.990	102.582	7.166	208.738	96.007	111.708	7.071	214.786
Deuda sin garantía	116.536	9.521	78.980	205.037	117.865	10.203	73.885	201.953

Totales	215.526	112.103	86.146	413.775	213.872	121.911	80.956	416.739

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°9 – CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

d)	Provisiones

El movimiento de las provisiones, durante los ejercicios 2011 y 2010 se resume como sigue:

	Al 31 de Marzo de			Al 31 de Diciembre de
	2011			2010
	Provisiones individuales	Provisiones grupales	Total	Provisiones individuales	Provisiones grupales	Total
	MM$	MM$	MM$	MM$	MM$	MM$
Saldos al 01 de Enero de	152.748	328.833	442.238	78.297	271.188	349.485

Castigos de cartera deteriorada:
Colocaciones comerciales	(2.399)	(15.462)	(17.861)	(12.541)	(58.335)	(70.876)
Colocaciones para vivienda	-	(3.885)	(3.885)	-	(14.549)	(14.549)
Colocaciones de consumo	-	(32.432)	(32.432)	-	(121.621)	(121.621)

Totales castigos	(2.399)	(51.779)	(54.178)	(12.541)	(194.505)	(207.046)

Provisiones constituidas	13.393	66.575	119.311	97.820	268.920	366.740
Provisiones liberadas	(10.161)	(8.176)	(18.337)	(10.828)	(16.770)	(27.598)

Saldos al 31 de Marzo de	153.581	335.453	489.034	152.748	328.833	481.581

Además de estas provisiones por riesgo de crédito, se mantienen provisiones por riesgo país para cubrir operaciones en el exterior, las que se presentan en el pasivo bajo el rubro provisiones.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°10 – INSTRUMENTOS DE INVERSIÓN:

Al 31 de Marzo de 2011 y al 31 de Diciembre de 2010, el detalle de los instrumentos designados como instrumentos financieros disponibles para la venta es el siguiente:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	552.193	555.981
Pagarés del Banco Central de Chile	624.350	366.210
Otros instrumentos del Estado y del Banco Central de Chile	212.740	175.296
Subtotales	1.389.283	1.097.487

Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	-	-
Letras hipotecarias de bancos del país	260.538	218.112
Bonos de bancos del país	-	-
Bonos de otras empresas del país	-	-
Otros instrumentos emitidos en el país	65	147.833
Subtotales	260.603	365.945

Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-
Otros instrumentos en el exterior	10.860	10.548
Subtotales	10.860	10.548

Totales	1.660.746	1.473.980

Los instrumentos del Estado y del Banco Central incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras por un total de MM$ 20.789 y MM$ 144.034 al 31 de Marzo de 2011 y al 31 de Diciembre de  2010, respectivamente.

Al 31 de Marzo de 2011 los instrumentos disponibles para la venta incluyen pérdidas netas no realizadas por MM$ (7.682) reconocidas como “Ajuste de valoración en patrimonio”, distribuido entre un monto de MM$ (7.896) atribuible a tenedores patrimoniales del Banco y un monto de MM$ 213 atribuible a interés no controlador.

Al 31 de Diciembre de 2010 los instrumentos disponibles para la venta incluyen pérdidas netas no realizadas por MM$ 18.596 reconocidas como “Ajuste de valoración en patrimonio”, distribuido entre un monto de MM$ (18.341) atribuible a tenedores patrimoniales del Banco y un monto de MM$ (255) atribuible a interés no controlador.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°11 – INTANGIBLES:

a)	La composición del rubro al 31 de Marzo de 2011 y al 31 de Diciembre de 2010 es la siguiente:

				Al 31 de Marzo de 2011
	Años de vida útil	Años amortización remanente (*)	Saldo inicial 01 de Enero de 2010	Saldo bruto	Amortización acumulada	Saldo neto
			MM$	MM$	MM$	MM$

Licencias	3	2,1	2.108	6.545	(4.452)	2.093
Desarrollo software (adquiridos)	3	1,5	75.882	153.755	(82.388)	71.367

Totales			77.990	160.300	(86.840)	73.460

				Al 31 de Diciembre de 2010
	Años de vida útil	Años amortización remanente(*)	Saldo inicial 01 de Enero de 2010	Saldo bruto	Amortización acumulada	Saldo neto
			MM$	MM$	MM$	MM$

Licencias	3	2	1.544	6.229	(4.121)	2.108
Desarrollo software (adquiridos)	3	1,6	75.716	150.090	(74.208)	75.882

Totales			77.260	156.319	(78.329)	77.990

(*) Para la determinación de los años de amortización remanente no se han considerado aquellos intangibles que se encuentran aun en proceso de desarrollo.

b)	El movimiento del rubro activos intangibles durante los ejercicios al 31 de Marzo de 2011 y al 31 de Diciembre de 2010, es el siguiente:

b.1)  Saldo bruto

	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos brutos 2011
Saldos al 01 de Enero de 2011	6.229	150.090	156.319
Adquisiciones	373	3.668	4.042
Bajas	(57)	(3)	(61)

Saldos al 31 de Marzo de 2011	6.545	153.755	160.300

Saldos brutos 2010
Saldos al 01 de Enero de 2010	4.422	123.939	128.361
Adquisiciones	1.807	26.524	28.331
Bajas	-	(373)	(373)

Saldos al 31 de Diciembre de 2010	6.229	150.090	156.319

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°11 – INTANGIBLES, continuación:

b.2)  Amortización acumulada

Amortización acumulada	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos al 01 de Enero de 2011	(4.121)	(74.208)	(78.329)
Amortización del año	(331)	(8.180)	(8.511)
Otros cambios en el valor libro del período	-	-	-

Saldos al 31 de Marzo de 2011	(4.452)	(82.388)	(86.840)

Saldos al 01 de Enero de 2010	(2.878)	(48.223)	(51.101)
Amortización del año	(1.243)	(25.985)	(27.228)
Otros cambios en el valor libro del ejercicio	-	-	-

Saldos al 31 de Diciembre de 2010	(4.121)	(74.208)	(78.329)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°12 – ACTIVO FIJO:

a)    La composición de los rubros al 31 de Marzo de 2011 y  al 31 de Diciembre de 2010 es la siguiente:

		Al 31 de Marzo de 2011
	Saldo inicial 01 de Enero de 2011	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	126.550	159.146	(31.633)	127.513
Equipos	20.346	42.713	(24.038)	18.675
Cedidos en arrendamiento	1.802	727	(38)	689
Otros	6.287	18.329	(13.483)	4.846

Totales	154.985	220.915	(69.192)	151.723

		Al 31 de Diciembre de 2010
	Saldo inicial 01 de Enero de 2010	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	161.922	155.821	(29.271)	126.550
Equipos	13.391	42.757	(22.411)	20.346
Cedidos en arrendamiento	689	1.840	(38)	1.802
Otros	8.120	18.943	(12.656)	6.287

Totales	184.122	219.361	(64.376)	154.985

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°12 – ACTIVO FIJO, continuación:

b)    El movimiento del rubro activos fijos durante los ejercicios 2011 y 2010, es el siguiente:

b.1)  Saldo bruto

2011	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2011	155.821	42.757	1.840	18.943	219.361
Adiciones	2.485	1.568	-	156	4.209
Retiros / bajas (i)	(273)	(1.607)	-	(770)	(2.650)
Deterioro por siniestros	-	(5)	-	-	(5)
Traspasos (arriendos)	1.113	-	(1.113)	-	-
Otros	-	-	-	-	-

Saldos al 31 de Marzo de 2011	159.146	42.713	727	18.329	220.915

2010	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2010 (ii)	180.868	27.993	727	17.513	227.101
Adiciones	7.884	7.781	-	3.336	19.001
Retiros / bajas (ii)	(26.968)	(235)	-	(114)	(27.317)
Deterioro por siniestros (i)	(4.739)	(186)	-	-	(4.925)
Traspasos	-	-	745	-	745
Otros	(1.224)	7.404	368	(1.792)	4.756

Saldos al 31 de Diciembre de 2010	155.821	42.757	1.840	18.943	219.361

El Banco Santander Chile ha debido reconocer en sus Estados Intermedios Financieros Consolidados al 31 de Marzo de 2011, un deterioro por MM$ 5 correspondiente a siniestros de cajeros automáticos.  La indemnización cobrada por concepto de seguros involucrados, ascendieron a MM$ 21, las cuales se presentan dentro del rubro otros ingresos operacionales (Nota 31).

Tal como se indica en la Nota 3 Hechos Relevantes en su letra c, durante el año 2011, Banco Santander Chile ha vendido 01 sucursal la que al momento de la venta, tenían un valor libro neto de aproximadamente MM$ 48.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°12 – ACTIVO FIJO, continuación:

b.2)  Depreciación acumulada

2011	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2011	(29.271)	(22.411)	(38)	(12.656)	(64.376)
Cargos por depreciación del ejercicio	(2.375)	(1.627)	-	(827)	(4.829)
Bajas y ventas del ejercicio	13	-	-	-	13
Otros	-	-	-	-	-

Saldos al 31 de Marzo de 2011	(31.633)	(24.038)	(38)	(13.483)	(69.192)

2010	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2010	(18.946)	(14.602)	(38)	(9.393)	(42.979)
Cargos por depreciación del ejercicio	(11.103)	(7.809)	-	(3.263)	(22.175)
Bajas y ventas del ejercicio	778	-	-	-	778
Otros	-	-	-	-	-

Saldos al 31 de Marzo de 2010	(29.271)	(22.411)	(38)	(12.656)	(64.376)

c)
Al 31 de Marzo de 2011 y 2010 el Banco cuenta con contratos de arriendo operativos que no pueden ser rescindidos de manera unilateral. La información de cobros futuros se desglosa de la siguiente manera:

	Hasta 1 año	De 1 a 5 años	Más de 5 años	Total

Al 31 de Marzo de 2011	-	-	2.330	2.330
Al 31 de Marzo de 2010	-	-	2.276	2.276

d)	Al 31 de Marzo de 2011 y 2010 el Banco no cuenta con contratos de arriendo financiero que no pueden ser rescindidos de manera unilateral.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°13 – IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS:

a)       Impuestos corrientes

El Banco al 31 de Marzo de 2011 y al 31 de Diciembre de 2010, ha constituido provisión de impuesto a la renta de primera categoría, en base a las disposiciones tributarias vigentes. Dicha provisión se presenta neta de pagos y créditos, según se detalla a continuación:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2011 MM$	2010 MM$

Resumen de los pasivos (activos) por impuestos corrientes
(Activos) por impuestos corrientes	(13.402)	(12.499)
Pasivos por impuestos corrientes	1.999	1.293

Totales impuestos por pagar (recuperar)	(11.403)	(11.206)

Desglose de los pasivos (activos) por impuestos corrientes (neto)
Impuesto a la renta, tasa de impuesto 17%	127.810	92.593
Menos:
Pagos provisionales mensuales	(130.057)	(96.245)
Crédito por gastos por capacitación	(1.330)	(1.328)
Otros	(7.826)	(6.226)

Totales impuestos por pagar (recuperar)	(11.403)	(11.206)

b)       Resultados por impuestos

El efecto del gasto tributario durante los períodos comprendidos entre el 01 de Enero y el 31 de Marzo de 2011 y 2010, se compone de los siguientes conceptos:
	Por el período terminado al 31 de Marzo de
	2011	2010
	MM$	MM$

Gastos por impuesto a la renta
Impuesto año corriente	19.634	27.345

Abonos (cargos) por impuestos diferidos
Originación y reverso de diferencias temporarias	6.589	(5.600)
Beneficio fiscal ejercicios anteriores	-	-
Subtotales	26.223	21.745
Impuesto por gastos rechazados artículo N°21	278	15
Otros	-	-

Cargos netos a resultados por impuesto a la renta	26.501	21.760

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°13 – IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación:

c)       Reconciliación de la tasa de impuesto efectiva

A continuación se indica la conciliación entre la tasa de impuesto a la renta y la tasa efectiva aplicada en la determinación del gasto por impuesto al 31 de Marzo de 2011 y 2010.

	Al 31 de Marzo de
	2011		2010
	Tasa de		Tasa de
	impuesto	Monto	impuesto	Monto
	%	MM$	%	MM$

Utilidad antes de impuesto	20,00	28.883	17,00	23.930
Diferencias permanentes	(2,07)	(2.991)	(1,55)	(2.188)
Agregados o deducciones	-	-	-	-
Impuesto único (gastos rechazados)	0,19	276	0,01	15
Efecto cambio de tasa de impuesto	-	-	-	-
Otros	0,23	333	(0,00)	3

Tasa efectiva y gasto por impuesto a la renta	18,35	26.501	15,46	21.760

La Ley 20.455 de 2010, modificó la tasa de impuesto de primera categoría que se aplicará a las empresas por las utilidades que obtengan en los años 2011 y 2012, dejándolas en 20% y 18,5%, respectivamente.  Por lo anterior, se reconoció al 31 de marzo de 2011 un gasto de MM$ 323, correspondiente al ajuste de las diferencias temporales existentes que se reversarán en esos años.  Al 31 de marzo de 2010 no hay reconocimiento dado que la norma se publicó en agosto de ese año.

d)         Efecto de impuestos diferidos en otros resultados integrales

A continuación se presenta el resumen del efecto de impuesto diferido en patrimonio de forma separada mostrando los saldos correspondientes al activo y pasivo por los períodos terminados al 31 de Marzo de 2011 y al 31 de Diciembre de 2010:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Activos por impuestos diferidos
Inversiones disponibles para la venta	5.634	3.980
Cobertura de flujo de efectivo	-	-
Totales activos por impuestos diferidos con efecto en otros resultados integrales	5.634	3.980

Pasivos por impuestos diferidos
Inversiones disponibles para la venta	(505)	(749)
Cobertura de flujo de efectivo	(2.046)	(2.324)
Totales pasivos por impuestos diferidos con efecto en otros resultados integrales	(2.551)	(3.073)

Saldos netos impuestos diferidos en patrimonio	3.083	907

Impuestos diferidos en patrimonio de cargo de tenedores	3.076	1.203
Impuestos diferidos en patrimonio de cargo de interés no controlador	7	(296)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°13 – IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación:

e)        Efecto de impuestos diferidos en resultado

Al 31 de Marzo de  2011 y 31 de Diciembre de  2010, el Banco ha registrado en sus estados financieros los efectos de los impuestos diferidos.

A continuación se presentan los efectos por impuestos diferidos en el activo, pasivo, y resultados asignados por diferencias temporarias:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$
Activos por impuestos diferidos
Intereses y reajustes	1.918	162
Castigo extraordinario	5.077	5.197
Bienes recibidos en pago	2.367	2.473
Ajustes tipo de cambio	596	899
Valoración activo fijo	6.340	5.491
Provisión colocaciones	79.935	62.525
Provisión por gastos	8.258	6.606
Derivados	2.941	4.300
Bienes en leasing	22.265	22.007
Pérdida tributaria de afiliadas	4.271	4.168
Otros	99	156

Totales activos por impuestos diferidos	134.067	113.984

Pasivos por impuestos diferidos
Valoración inversiones	(14.512)	(1.056)
Depreciaciones	(369)	(443)
Gastos anticipados	(892)	(646)
Otros	(204)	(223)

Totales pasivos por impuestos diferidos	(15.977)	(2.368)

f)         Resumen de impuestos diferidos totales

A continuación se presentan el resumen de los impuestos diferidos, considerando tanto su efecto en patrimonio como en resultado.

	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Activos por impuestos diferidos
Con efecto en otros resultados integrales	5.634	3.980
Con efecto en resultados	134.067	113.984

Totales activos por impuestos diferidos	139.701	117.964

Pasivos por impuestos diferidos
Con efecto en otros resultados integrales	(2.551)	(3.073)
Con efecto en resultados	(15.977)	(2.368)

Totales pasivos por impuestos diferidos	(18.528)	(5.441)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°14 – OTROS ACTIVOS:

La composición del rubro otros activos, es la siguiente:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Activos para leasing (*)	39.431	43.832

Bienes recibidos en pago o adjudicados (**)
Bienes recibidos en pago	11.963	10.798
Bienes adjudicados en remate judicial	9.755	7.798
Provisiones por bienes recibidos en pago o adjudicados	(2.219)	(1.860)
Subtotales	19.499	16.736

Otros activos
Depósitos de dinero en garantía	231.188	208.512
IVA crédito fiscal	9.201	9.634
Impuesto a la renta por recuperar	158	9.045
Gastos pagados por anticipado	78.372	81.348
Bienes recuperados de leasing para la venta	1.085	2.347
Activos por planes de pensiones	3.914	4.217
Cuentas y documentos por cobrar	122.091	100.958
Documentos por cobrar por intermediación corredora y operaciones simultáneas	95.680	111.508
Otros activos	56.557	52.800
Subtotales	598.246	580.369

Totales	657.176	640.937

(*)	Corresponden a los activos disponibles para ser entregados bajo la modalidad de arrendamiento financiero

(**)
Los bienes recibidos en pago, corresponden a bienes recibidos como pagos de deudas vencidas de los clientes. El conjunto de bienes que se mantengan adquiridos en esta forma no debe superar en ningún momento el 20% del patrimonio efectivo del banco. Estos activos representan actualmente un 0,52% (0,47% al 31 de diciembre del 2010) del patrimonio efectivo del banco.

Los bienes adjudicados en remate judicial, corresponden a bienes que han sido adquiridos en remate judicial en pago de deudas previamente contraídas con el banco. Los bienes adquiridos en remate judicial no quedan sujetos al margen anteriormente comentado. Estos inmuebles son activos disponibles para la venta. Para la mayoría de los activos, se espera completar la venta en el plazo de un año contado desde la fecha en el que el activo se recibe o se adquiere. En caso que dicho bien no sea vendido dentro del transcurso de un año, éste debe ser castigado.

Adicionalmente, se registra una provisión por la diferencia entre el valor de adjudicación inicial y su valor neto de realización, el cual corresponde a su valor razonable (valor tasación liquidez) menos su respectivo costo de venta.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°15- DEPÓSITOS Y OTRAS CAPTACIONES:

Al 31 de Marzo de 2011 y al 31 de Diciembre de 2010, la composición del rubro depósitos y otras captaciones, es la siguiente:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Depósitos y otras obligaciones a la vista
Cuentas corrientes	3.300.327	3.330.352
Otros depósitos y cuentas a la vista	439.440	368.934
Otras obligaciones a la vista	575.796	537.148

Totales	4.315.563	4.236.434

Depósitos y otras captaciones a plazo
Depósitos a plazo	8.305.215	7.154.396
Cuentas de ahorro a plazo	102.346	103.191
Otros saldos acreedores a plazo	1.257	1.170

Totales	8.408.818	7.258.757

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°16 – INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES:

Al 31 de Marzo de 2011 y al 31 de Diciembre de 2010 , la composición del rubro es la siguiente:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Otras obligaciones financieras
Obligaciones con el sector público	103.978	102.541
Otras obligaciones en el país	66.846	38.000
Obligaciones con el exterior	1.348	25.748
Subtotales	172.172	166.289
Instrumentos de deuda emitidos
Letras de crédito	179.310	194.134
Bonos corrientes	3.552.751	3.310.679
Bonos subordinados	713.841	686.075
Subtotales	4.445.902	4.190.888

Totales	4.618.074	4.357.177
Las deudas clasificadas como de corto plazo son aquellas que constituyen obligaciones a la vista o que vencerán en un plazo igual o inferior a un año.  Todas las otras deudas son clasificadas como de largo plazo. El detalle es el siguiente:

	Al 31 de Marzo de 2011
	Largo plazo	Corto plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	169.598	9.712	179.310
Bonos corrientes	2.668.901	883.850	3.552.751
Bonos subordinados	671.741	42.100	713.841
Instrumentos de deuda emitidos	3.510.240	935.662	4.445.902

Otras obligaciones financieras	123.325	48.847	172.172

Totales	3.633.565	984.509	4.618.074

	Al 31 de Diciembre de 2010
	Largo plazo	Corto plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	183.383	10.751	194.134
Bonos corrientes	2.763.572	547.107	3.310.679
Bonos subordinados	664.383	21.692	686.075
Instrumentos de deuda emitidos	3.611.338	579.550	4.190.888

Otras obligaciones financieras	122.247	44.042	166.289

Totales	3.733.585	623.592	4.357.177

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°16 – INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

a)	Bonos para financiamiento hipotecario

Estos bonos son usados para financiar préstamos hipotecarios. Los principales montos de estos, son amortizados trimestralmente.  El rango de vencimiento de estas obligaciones es entre cinco y veinte años. Los bonos están indexados a la UF y devengan una tasa de interés anual de 5,88% a Marzo de 2011 (5,6% a Diciembre de  2010).

	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Vence dentro de 1 año	9.712	10.751
Vence entre 1 y 2 años	7.669	7.171
Vence entre 2 y 3 años	10.780	8.745
Vence entre 3 y 4 años	21.416	12.286
Vence entre 4 y 5 años	13.694	26.253
Vence posterior a 5 años	116.039	128.928

Totales letras hipotecarias	179.310	194.134

b)	Bonos corrientes

El detalle de los bonos corrientes por moneda es el siguiente:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Bonos Santander en UF	1.931.336	1.952.051
Bonos Santander en US $	1.194.552	936.134
Bonos Santander en CHF$	182.638	174.297
Bonos Santander en $	244.225	248.197

Totales bonos corrientes	3.552.751	3.310.679

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°16 – INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

Durante el año 2011, el Banco ha colocado bonos por UF 4.184.000, USD 500.000.000, la siguiente tabla muestra, en las fechas indicadas, nuestros bonos emitidos:

Serie	Monto		Plazo	Tasa de Emisión	Fecha de Emisión	Fecha de Vencimiento
Bono flotante	USD	500.000.000	5 años	Libor (3 meses) + 125 pb	11-01-2011	19-01-2016
Total	USD	500.000.000
BSTDFA0410	UF	160.000	4 años	3,0% anual simple	01-04-2010	01-04-2014
BSTDFD0810	UF	1.274.000	5 años	3,0% anual simple	01-08-2010	01-08-2015
BSTDFE0810	UF	2.750.000	6 años	3,0% anual simple	01-08-2010	01-08-2016
Total	UF	4.184.000

Durante el año 2010, el Banco colocó bonos por UF 21.496.000, USD 1.200.000.000, CHF 350.000.000 y CLP 247.255.000.000, la siguiente tabla muestra, en las fechas indicadas, nuestros bonos emitidos:

Serie	Monto		Plazo	Tasa de Emisión	Fecha de Emisión	Fecha de Vencimiento
F6	UF	1.090.000	5 años	3,5% anual simple	01-09-2009	01-09-2014
F7	UF	3.000.000	4,5 años	3,3% anual simple	01-11-2009	01-05-2014
F8	UF	3.000.000	4,5 años	3,6% anual simple	01-01-2010	01-07-2014
F9	UF	3.000.000	5 años	3,7% anual simple	01-01-2010	01-01-2015
FA	UF	2.840.000	4 años	Al vencimiento (bullet)	01-04-2010	01-04-2014
FB	UF	3.000.000	5 años	3,0% anual vencido	01-04-2010	01-04-2015
FC	UF	4.000.000	5 años	4,5% anual vencido	01-08-2010	01-08-2015
FD	UF	1.566.000	5 años	Al vencimiento (bullet)	01-09-2010	01-09-2015
Total	UF	21.496.000
Bono flotante	USD	500.000.000	2 años	Libor (3 meses) + 125 pb	15-04-2010	12-04- 2012
Bono fijo	USD	500.000.000	5 años	3,75 % anual simple	15-09-2010	15-09-2015
Bono flotante	USD	200.000.000	1 año	Libor (3 meses) + 100 pb	15-09-2010	15-09-2011
Total	USD	1.200.000.000
Bono fijo	CHF	250.000.000	5 años	Cupón 2,25%	16-11-2010	16-12-2015
Bono flotante	CHF	100.000.000	3 años	Libor (3 meses) + 100 pb	16-11-2010	16-11-2013
Total	CHF	350.000.000
Bono pesos	CLP	247.255.000.000	10 años	Cupón 6,5%	15-09-2010	22-09-2020
Total	CLP	247.255.000.000

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°16 – INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

El vencimiento de estos bonos es el siguiente:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Vence dentro de 1 año	883.850	547.107
Vence entre 1 y 2 años	514.578	374.727
Vence entre 2 y 3 años	361.009	389.813
Vence entre 3 y 4 años	431.947	390.953
Vence entre 4 y 5 años	540.851	340.331
Vence posterior a 5 años	820.516	1.267.748

Totales bonos	3.552.751	3.310.679

c)       Bonos subordinados

La siguiente tabla muestra, en las fechas indicadas, los saldos de nuestros bonos subordinados.

	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Bonos subordinados en US $	250.165	244.957
Bonos subordinados en UF	463.676	441.118
Totales bonos subordinados	713.841	686.075

Durante el primer trimestre de 2011 el Banco colocó bonos subordinados en el mercado por UF 1.576.000, el que se detalla a continuación:

				Tasa de	Fecha de	Fecha de
Series	Monto		Plazo	emisión	emisión	vencimiento

G3	UF	1.576.000	25 años	3,9% anual simple	01-07-2010	01-07-2035
Total	UF	1.576.000

Durante el año 2010 el Banco colocó bonos subordinados en el mercado local por UF 4.950.000, el que se detalla a continuación:

				Tasa de	Fecha de	Fecha de
Series	Monto		Plazo	emisión	emisión	vencimiento

G2	UF	1.950.000	30 años	4,8% anual simple	17-06-2010	01-03-2038
G4	UF	3.000.000	30 años	3,9% anual vencido	01-07-2010	01-07-2040

Total	UF	4.950.000

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°16 – INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

La madurez de estos bonos, considerados de largo plazo, es la siguiente:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Vence dentro de 1 año	3.574	21.692
Vence entre 1 y 2 años	150.509	105.505
Vence entre 2 y 3 años	5.300	-
Vence entre 3 y 4 años	150.224	139.452
Vence entre 4 y 5 años	5.457	12.305
Vence posterior a 5 años	398.777	407.121
Totales bonos subordinados	713.841	686.075

d)       Otras obligaciones financieras

La composición de las otras obligaciones financieras, de acuerdo a su vencimiento, se resume a continuación:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Obligaciones a largo plazo:
Vence entre 1 y 2 años	4.395	4.606
Vence entre 2 y 3 años	29.703	3.090
Vence entre 3 y 4 años	3.391	28.786
Vence entre 4 y 5 años	3.139	3.194
Vence posterior a 5 años	82.477	82.571
Subtotales obligaciones financieras a largo plazo	123.105	122.247

Obligaciones a corto plazo:
Monto adeudado por operaciones de tarjeta de crédito	43.091	38.567
Aprobación de cartas de crédito	670	721
Otras obligaciones financieras a largo plazo, porción corto plazo	5.306	4.754
Subtotales obligaciones financieras a corto plazo	49.067	44.042

Totales otras obligaciones financieras	172.172	166.289

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2010 y 2011 y al 31 de Diciembre de 2010

NOTA N°17 – VENCIMIENTO DE ACTIVOS Y PASIVOS:

Al 31 de Marzo de 2011 y al 31 de Diciembre de 2010, el desglose por vencimientos de los activos y pasivos, es el siguiente:

Al 31 de Marzo de 2011	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Subtotal hasta 1 año	Entre 1 y 5 años	Más de 5 años	Subtotal sobre 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activo
Efectivo y depósitos en bancos	2.238.573	-	-	-	2.238.573	-	-	-	2.238.573
Operaciones con liquidación en curso	583.622	-	-	-	583.622	-	-	-	583.622
Instrumentos para negociación	-	8.721	5.615	164.973	179.309	74.378	14.265	88.643	267.952
Contratos de retrocompra y préstamos de valores	-	12.038	-	-	12.038	-	-	-	12.038
Contratos de derivados financieros	-	87.672	84.160	198.992	370.824	700.968	336.145	1.037.113	1.407.937
Adeudado por bancos (*)	56.893	-	-	-	56.893	-	-	-	56.893
Créditos y cuentas por cobrar a clientes (**)	544.787	1.913.768	1.370.528	2.419.884	6.248.967	5.237.533	5.287.867	10.525.400	16.774.367
Instrumentos de inversión disponibles para la venta	131	482.092	94.992	219.460	796.675	506.939	357.132	864.071	1.660.746
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	3.424.006	2.504.291	1.555.295	3.003.309	10.486.901	6.519.818	5.995.409	12.512.227	23.002.128

Pasivos
Depósitos y otras obligaciones a la vista	4.315.563	-	-	-	4.315.563	-	-	-	4.315.563
Operaciones con liquidación en curso	399.193	-	-	-	399.193	-	-	-	399.193
Contratos de retrocompra y préstamos de valores	-	161.253	1.736	38	163.027	-	-	-	163.027
Depósitos y otras obligaciones a plazo	104.794	2.795.144	2.079.052	2.772.458	7.751.448	632.698	24.672	657.370	8.408.818
Contratos de derivados financieros	-	85.334	118.624	257.027	460.985	582.946	277.497	860.443	1.321.428
Obligaciones con bancos	56	57.157	438.330	1.187.046	1.682.589	25.556	-	25.556	1.708.145
Instrumentos de deuda emitidos	17	630.780	149.241	155.520	935.558	2.174.908	1.335.436	3.510.344	4.445.902
Otras obligaciones financieras	43.089	791	826	4.140	48.846	40.754	82.572	123.326	172.172

Totales pasivos	4.862.712	3.730.459	2.787.809	4.376.229	15.757.209	3.456.862	1.720.177	5.177.039	20.934.248

(*)	Adeudado por bancos se presenta bruto. El monto de provisiones corresponde a MM$ 125.
(**)	Los créditos y cuentas por cobrar a clientes se presentan brutos. El monto de provisiones corresponde a MM$ 489.034.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2010 y 2011 y al 31 de Diciembre de 2010

NOTA N°17 – VENCIMIENTO DE ACTIVOS Y PASIVOS, continuación:

Al 31 de Diciembre de 2010	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Subtotal hasta 1 año	Entre 1 y 5 años	Más de 5 años	Subtotal sobre 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activo
Efectivo y depósitos en bancos	1.762.198	-	-	-	1.762.198	-	-	-	1.762.198
Operaciones con liquidación en curso	374.368	-	-	-	374.368	-	-	-	374.368
Instrumentos para negociación	-	26.572	10.918	188.295	225.785	150.427	3.458	153.885	379.670
Contratos de retrocompra y préstamos de valores	-	170.985	-	-	170.985	-	-	-	170.985
Contratos de derivados financieros	-	94.417	109.729	289.492	493.638	749.688	381.052	1.130.740	1.624.378
Adeudado por bancos (*)	17	69.709	-	-	69.726	-	-	-	69.726
Créditos y cuentas por cobrar a clientes (**)	610.951	1.696.614	1.109.796	2.274.513	5.691.874	4.773.163	5.192.519	9.965.682	15.657.556
Instrumentos de inversión disponibles para la venta	-	189.600	120.076	265.667	575.343	532.292	366.345	898.637	1.473.980
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	2.747.534	2.247.897	1.350.519	3.017.967	9.363.917	6.205.570	5.943.374	12.148.944	21.512.861

Pasivos
Depósitos y otras obligaciones a la vista	4.236.434	-	-	-	4.236.434	-	-	-	4.236.434
Operaciones con liquidación en curso	300.125	-	-	-	300.125	-	-	-	300.125
Contratos de retrocompra y préstamos de valores	-	284.020	9.769	936	294.725	-	-	-	294.725
Depósitos y otras obligaciones a plazo	104.362	2.167.851	1.713.684	2.350.479	6.336.376	898.241	24.140	922.381	7.258.757
Contratos de derivados financieros	-	137.501	155.431	343.771	636.703	696.219	311.057	1.007.276	1.643.979
Obligaciones con bancos	831	29.877	179.361	1.249.718	1.459.787	124.270	-	124.270	1.584.057
Instrumentos de deuda emitidos	-	6.007	130.557	442.986	579.550	1.807.541	1.803.797	3.611.338	4.190.888
Otras obligaciones financieras	38.567	1.089	773	3.613	44.042	39.677	82.570	122.247	166.289

Totales pasivos	4.680.319	2.626.345	2.189.575	4.391.503	13.887.742	3.565.948	2.221.564	5.787.512	19.675.254

(*)	Adeudado por bancos se presenta bruto. El monto de provisiones corresponde a MM$ 42.
(**)	Los créditos y cuentas por cobrar a clientes se presentan brutos. El monto de provisiones corresponde a MM$ 349.485.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°18 – OTROS PASIVOS:

La composición del rubro es la siguiente:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Cuentas y documentos por pagar	87.705	63.026
Ingresos percibidos por adelantado	957	1.547
Garantías por operaciones threshold	245.275	68.217
Documentos por pagar por intermediación corredora y operaciones simultáneas	20.803	53.856
Otros pasivos	51.824	74.682

Totales	406.564	261.328

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°19 – CONTINGENCIAS Y COMPROMISOS:

a)	Juicios y procedimientos legales

A la fecha de emisión de estos Estados Intermedios Financieros Consolidados, existen diversas acciones judiciales interpuestas en contra del Banco y sus afiliadas en relación con operaciones propias del giro. Al 31 de Marzo de 2011, el Banco y sus afiliadas mantienen provisiones por este concepto que ascienden a MM$ 564 (MM$ 839 al 31 de Diciembre  de 2010), las cuales se encuentran formando parte del rubro “Provisiones por contingencia”.

b)	Créditos contingentes

La siguiente tabla muestra los montos contractuales de las operaciones que obligan al Banco a otorgar créditos.

	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Cartas de crédito documentarias emitidas	218.517	209.532
Cartas de crédito del exterior confirmadas	65.826	85.739
Boletas de garantía	898.910	898.751
Avales y fianzas	148.326	166.550
Subtotales	1.331.579	1.360.572
Líneas de crédito con disponibilidad inmediata	4.650.764	4.832.359
Otros compromisos de créditos irrevocables	129.480	129.428
Totales	6.111.823	6.322.359

c)	Responsabilidades

El Banco mantiene las siguientes responsabilidades derivadas del curso normal de sus negocios:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Operaciones por cuentas de terceros
Cobranzas	175.731	173.219
Recursos de terceros gestionados por el Banco y sus afiliadas	35	66
Subtotales	175.766	173.285
Custodia de valores
Valores custodiados en poder del Banco y sus afiliadas	384.789	290.549
Valores custodiados depositados en otra entidad	600.115	611.145
Títulos emitidos por el propio Banco	10.738.033	9.944.224
Subtotales	11.722.937	10.845.918

Totales	11.898.703	11.019.203

d)	Garantías

Banco Santander Chile cuenta con una póliza integral bancaria de cobertura de fidelidad funcionaria Nº 2435101 vigente con la Compañía de Seguros Chilena Consolidada S.A., por la suma de USD 5.000.000, la cual cubre solidariamente tanto al Banco como a sus afiliadas, con vigencia desde el 01 de Julio de 2010 al 30 de Junio de 2011.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°19 – CONTINGENCIAS Y COMPROMISOS, continuación:

Santander Asset Management S.A. Administradora General de Fondos

Conforme a lo instruido en la norma de carácter general N°125, la sociedad designó a Banco Santander Chile como banco representante de los beneficiarios de las boletas en garantías constituidas por cada uno de los fondos administrados, en cumplimiento a lo dispuesto en los artículos 226 y siguientes de la Ley N°18.045.

Además de estas boletas en garantía por la creación de los fondos mutuos, existen otras boletas en garantía por concepto de rentabilidad garantizada de determinados fondos mutuos, por un monto que asciende a MM$ 67.709 y depósitos a plazo por un valor de UF 20.385,18 por garantía de Fondos de Inversión Privados (F.I.P.) al 31 de Marzo de 2011.

Santander Agente de Valores Limitada

Para efectos de asegurar el correcto y cabal cumplimiento de todas sus obligaciones como agente de valores de conformidad a lo dispuesto en los artículos N°30 y siguientes de la Ley N°18.045, sobre Mercado de Valores, la sociedad constituyó garantía por UF 4.000 con póliza de seguro N° 210107110, tomada con la Compañía de Seguros de Crédito Continental S.A. y cuyo vencimiento es el 19 de Diciembre de 2011.

Santander S.A. Corredores de Bolsa

La sociedad tiene garantías enteradas en la Bolsa de Comercio de Santiago, para cubrir operaciones simultáneas efectuadas por cartera propia, por MM$ 43.266.

Santander Corredora de Seguros Limitad

-	Pólizas de seguros

De acuerdo a los establecido en la Circular N°1.160 de la Superintendencia de Valores y Seguros, la sociedad mantiene contratada una póliza de seguros para responder al correcto y cabal cumplimiento de todas las obligaciones emanadas en razón de sus operaciones como intermediaria en la contratación de seguros.

La póliza de garantía para corredores de seguros N°4323257, la cual cubre UF 500, y la póliza de responsabilidad profesional para corredores de seguros N°4323253 por un monto equivalente de UF 60.000, fueron contratadas con la Compañía de Seguros Generales Consorcio Nacional de Seguros S.A.  Ambas tienen vigencia desde el 15 de Abril de 2010 al 14 de Abril de 2011.

e)	Créditos y pasivos contingentes

Para satisfacer las necesidades de los clientes, el Banco adquirió varios compromisos irrevocables y obligaciones contingentes, aunque estas obligaciones no pudieron ser reconocidas en el Estado Intermedio de Situación Financiera Consolidado, estos contiene riesgos de créditos y son por tanto parte del riesgo global del Banco.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°20 – PATRIMONIO:

a)	Capital social y acciones preferentes

Al 31 de Marzo de 2011 y 31 de Diciembre de 2010, el Banco presenta 188.446.126.794 acciones autorizadas, las cuales se encuentran suscritas y pagadas.  Todas estas acciones son ordinarias, sin valor nominal ni preferencias.

El movimiento de las acciones durante el período terminado al 31 de Marzo de 2011y al 31 de Diciembre de 2010, es el siguiente:

	Número Acciones
	31 de Marzo de	Al 31 de Diciembre de
	2011	2010

Emitidas al 01 de Enero	188.446.126.794	188.446.126.794
Emisión de acciones pagadas	-	-
Emisión de acciones adeudadas	-	-
Opciones de acciones ejercidas	-	-
Emitidas al	188.446.126.794	188.446.126.794

Al 31 de Marzo de 2011 y al 31 de Diciembre de 2010, el Banco no mantiene en su poder acciones propias, al igual que las Sociedades que participan en la consolidación.

Al 31 de Marzo de 2011 la distribución de accionistas es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs (*)	Totales	% de participación

Teatinos Siglo XXI Inversiones Limitada (*)	74.512.075.401	-	74.512.075.401	39,55
Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
J.P. Morgan Chase Bank	-	28.931.389.302	28.931.389.302	15,35
Inversiones Antares S.A.	250.363.545	-	250.363.545	0,13
Antonio Hitschfeld Bollman	-	-	-	-
AFP por cuenta de terceros	2.117.231.020	-	2.117.231.020	1,12
Bancos y corredoras de bolsa por cuenta de terceros	9.109.100.114	-	9.109.100.114	4,83
Otros accionistas minoritarios	4.088.592.362	2.614.855.355	6.703.447.717	3,56
Totales			188.446.126.794	100,00

(*) Con fecha 16 de Febrero Teatinos Siglo XXI Inversiones Limitada, acordó la venta de 3.596.316.206 acciones, por un monto de M$ 137.149.857 equivalente al 1,9% de participación accionaria.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°20 – PATRIMONIO, continuación:

Al 31 de Diciembre de 2010 la distribución de accionistas es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs (*)	Totales	% de Participación

Teatinos Siglo XXI Inversiones Limitada	78.108.391.607	-	78.108.391.607	41,45
Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
J.P. Morgan Chase Bank	-	29.892.971.334	29.892.971.334	15,86
Inversiones Antares S.A.	250.363.545	-	250.363.545	0,13
Antonio Hitschfeld Bollman	100.000.000	-	100.000.000	0,05
Bancos y corredoras de bolsa por cuenta de terceros	8.277.713.845	-	8.277.713.845	4,39
Otros accionistas minoritarios	3.997.968.278	996.198.490	4.994.166.768	2,66
Totales			188.446.126.794	100,00

(*)	Los American Depository Receipts (ADR) son certificados emitidos por un banco comercial norteamericano para ser transados en el mercado de valores de los Estados Unidos de America (EEUU).

b)	Dividendos

Ver distribución de dividendos en recuadro del Estado Consolidado de Cambios en el Patrimonio.

c)	Al 31 de Marzo de 2011 y al 31 de Marzo de 2010, la composición de la utilidad diluida y utilidad básica es la siguiente:

	Al 31 de Marzo de
	2011	2010
	MM$	MM$

a) Beneficio básico por acción
Resultado atribuible a tenedores patrimoniales	116.298	119.104
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Beneficio básico por acción (en pesos)	0,617	0,632

b) Beneficio diluido por acción
Resultado atribuible a tenedores patrimoniales	116.298	119.104
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Conversión asumida de deuda convertible	-	-
Número ajustado de acciones	188.446.126.794	188.446.126.794
Beneficio diluido por acción (en pesos)	0,617	0,632

Al 31 de Diciembre de 2010 y 2009 el Banco no posee instrumentos que generen efectos dilusivos.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°20 – PATRIMONIO, continuación:

d)	Otros resultados integrales de Instrumentos de inversión disponibles para la venta y coberturas de flujo de efectivo:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Instrumentos de inversión disponibles para la venta
Saldos al 01 de Enero de	(18.596)	(29.304)
Pérdida y ganancias por ajuste valorización cartera de inversiones disponible para la venta antes de impuesto	(7.863)	12.316
Reclasificaciones y ajustes sobre la cartera disponible para venta	-	-
Utilidad realizada	181	(1.608)
Subtotales	(7.682)	10.708
Totales	(26.278)	(18.596)

Cobertura de flujo de efectivo
Saldos al 01 de Enero de	11.958	(3.162)
Pérdida y ganancias por ajuste valorización de coberturas de flujo de efectivo antes de impuesto	(1.494)	15.120
Reclasificaciones y ajustes sobre la de coberturas de flujo de efectivo antes de impuesto	-	-
Monto reclasificado del patrimonio incluido como valor libro de activo y pasivos no financieros, cuya adquisición o cesión fue cubierta como una transición altamente probable	-	-
Subtotales	(1.494)	15.120
Totales	10.464	11.958

Otros resultados integrales antes de impuesto	(15.814)	(6.638)

Impuesto a la renta sobre los componentes de otros resultados integrales
Impuesto renta relativo a cartera de inversiones disponible para la venta	5.129	3.231
Impuesto renta relativo a coberturas de flujo de efectivo	(2.046)	(2.324)
Totales	3.083	907

Otros resultados integrales netos de impuesto	(12.731)	(5.731)
Atribuible a:
Propietarios del Banco	(12.697)	(5.648)
Interés no controlador	(34)	(83)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°21 – REQUERIMIENTOS DE CAPITAL (BASILEA):

De acuerdo con la Ley General de Bancos, el Banco debe mantener una razón mínima de patrimonio efectivo a activos consolidados ponderados por riesgo de 8% neto de provisiones exigidas, y una razón mínima de capital básico a total de activos consolidados de 3%, neto de provisiones exigidas. Sin embargo, con motivo de la fusión del Banco ocurrida en 2002, la SBIF ha determinado que el patrimonio efectivo del Banco fusionado no puede ser inferior al 11% de sus activos ponderados por riesgo. Para estos efectos, el patrimonio efectivo se determina a partir del capital y reservas o capital básico más los bonos subordinados con tope del 50% del capital básico.

Los activos son ponderados de acuerdo a las categorías de riesgo, a las cuales se les asigna un porcentaje de riesgo de acuerdo al monto del capital necesario para respaldar cada uno de esos activos. Por ejemplo, el efectivo, los depósitos en otros bancos y los instrumentos financieros emitidos por el Banco Central de Chile, tienen 0% de riesgo, lo que significa que, conforme a la normativa vigente, no se requiere capital para respaldar estos activos. Los activos fijos tienen un 100% de riesgo, lo que significa que se debe tener un capital mínimo equivalente al 11% del monto de estos activos. Todos los instrumentos derivados negociados fuera de bolsa son considerados en la determinación de los activos de riesgo con un factor de conversión sobre los valores nocionales, obteniéndose de esa forma el monto de la exposición al riesgo de crédito. También se consideran por un “equivalente de crédito”, para su ponderación, los créditos contingentes fuera del Estado Intermedio de Situación Financiera Consolidado.

De acuerdo a lo instruido en Capítulo 12-1 de la RAN de la Superintendencia de Bancos, a partir del mes de Enero 2010 se implementó un cambio normativo que implicó la entrada en vigor del Capítulo B-3 del Compendio de Normas Contables, con cambio en las exposiciones de riesgo de las colocaciones contingentes, pasando desde un 100% de exposición, a un porcentaje indicado en el siguiente cuadro:

Tipo de crédito contingente	Exposición

a) Avales y fianzas	100%
b) Cartas de crédito del exterior confirmadas	20%
c) Cartas de crédito documentarias emitidas	20%
d) Boletas de garantía	50%
e) Cartas de garantía interbancarias	100%
f) Líneas de crédito de libre disposición	50%
g) Otros compromisos de crédito:
- Créditos para estudios superiores Ley N° 20.027	15%
- Otros	100%
h) Otros créditos contingentes	100%

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°21 – REQUERIMIENTOS DE CAPITAL (BASILEA), continuación:

Los niveles de capital básico y patrimonio efectivo al cierre de cada ejercicio son los siguientes:

	Activos consolidados		Activos ponderados por riesgo
	Al 31 de Marzo de	Al 31 de Diciembre de	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010	2011	2010
	MM$	MM$	MM$	MM$

Activos de balance (netos de provisiones)
Efectivo y depósitos en bancos	2.238.573	1.762.198	-	-
Operaciones con liquidación en curso	583.622	374.368	178.570	126.083
Instrumento para negociación	267.952	379.670	11.569	57.588
Contratos de retrocompra y préstamos de valores	12.038	170.985	4.848	98.323
Contratos de derivados financieros (*)	1.352.241	1.452.068	811.841	871.872
Adeudado por bancos	56.893	69.672	11.379	13.934
Créditos y cuentas por cobrar a clientes	16.285.333	15.175.975	14.376.816	13.350.182
Instrumentos de inversión disponible para la venta	1.660.746	1.473.980	85.482	101.875
Inversiones en sociedades	7.821	7.275	7.821	7.275
Intangibles	73.460	77.990	73.460	77.990
Activo fijo	151.723	154.985	151.723	154.985
Impuestos corrientes	13.402	12.499	1.340	1.250
Impuestos diferidos	139.701	117.964	13.970	11.796
Otros activos	657.176	640.937	472.252	474.135
Activos fuera de balance
Colocaciones contingentes	3.029.482	3.173.789	1.812.919	1.897.977
Totales	26.530.163	25.044.355	18.013.990	17.245.265

(*)
Los “Contratos de derivados financieros” se presentan a su valor de “Riesgo Equivalente de Créditos”, de acuerdo a lo normado en el Capítulo 12-1 de la Superintendencia de Bancos e instituciones Financieras.

Los ratios determinados para el límite del capital básico y patrimonio efectivo respectivamente, son:

			Razón
	Al 31 de Marzo de	Al 31 de Diciembre de	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010	2011	2010
	MM$	MM$	%	%

Capital básico	1.905.690	1.831.798	7,18	7,30
Patrimonio efectivo neto	2.547.912	2.503.898	14,14	14,52

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

 NOTA N°22 – INTERES NO CONTROLADOR:

Recoge el importe neto del patrimonio neto de las entidades dependientes atribuibles a instrumentos de capital que no pertenecen, directa o indirectamente, al Banco, incluida la parte que se les haya atribuido del resultado del ejercicio.

La participación del interés no controlador en el patrimonio y los resultados de las filiales se resume como sigue:

				Otros resultados integrales
Por el período terminado al 31 de Marzo de 2011	Participación de terceros	Patrimonio	Resultados	Inst. de inv. Disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$	MM$

Sociedades filiales:
Santander Agente de Valores Limitada (ex Santander S.A. Agente de Valores)	0,97	508	8	12	(2)	10	18
Santander S.A. Sociedad Securitizadora	0,36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49,00	27.384	978	201	(34)	167	1.145
Santander Asset Management S.A. Administradora. General de Fondos	0,02	16	2	-	-	-	2
Santander Corredora de Seguros Limitada (ex Santander Leasing S.A.)	0,24	137	2	-	-	-	2
Subtotales		28.048	990	213	(36)	177	1.167

Entidades de propósito especial:
Bansa Santander S.A.	100	2.517	(16)	-	-	-	(16)
Santander Gestión de Recaudación y Cobranzas Limitada	100	2.194	474	-	-	-	474
Multinegocios S.A.	100	138	5	-	-	-	5
Servicios de Administración y Financieros Limitada	100	750	92	-	-	-	92
Servicios de Cobranzas Fiscalex Limitada	100	123	7	-	-	-	7
Multiservicios de Negocios Limitada	100	716	64	-	-	-	64
Subtotales		6.438	626	-	-	-	626

Totales		34.486	1.616	213	(36)	177	1.793

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°22 – INTERESES NO CONTROLADOR, continuación:

La participación del interés no controlador en el patrimonio y los resultados de las filiales al 31 de Marzo de 2010, se resume como sigue:

				Otros resultados integrales
Por el período terminado al 31 de Marzo de 2010	Participación de terceros	Patrimonio 31.12.10	Resultados	Inst. de inv. Disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$	MM$

Sociedades filiales:
Santander Agente de Valores Limitada (ex Santander S.A. Agente de Valores)	0,97	489	17	13	(2)	11	28
Santander S.A. Sociedad Securitizadora	0,36	3	-	-	-	-	-
Santander Investment S.A. Corredores de Bolsa	49,00	26.245	952	(73)	12	(61)	891
Santander Asset Management S.A. Administradora General de Fondos	0,02	14	2	-	-	-	2
Santander Corredora de Seguros Limitada (ex Santander Leasing S.A.)	0,24	135	2	-	-	-	2
Subtotales		26.886	973	(60)	10	(50)	923

Entidades de propósito especial:
Bansa Santander S.A.	100	1.643	(365)	-	-	-	(365)
Santander Gestión de Recaudación y Cobranzas Limitada	100	1.720	(867)	-	-	-	(867)
Multinegocios S.A.	100	133	7	-	-	-	7
Servicios Administración y Financieros Limitada	100	657	74	-	-	-	74
Servicios de Cobranzas Fiscalex Limitada	100	117	11	-	-	-	11
Multiservicios de Negocios Limitada	100	653	68	-	-	-	68
Subtotales		4.923	(1.072)	-	-	-	(1.072)

Totales		31.809	(99)	(60)	10	(50)	(149)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°23 – INTERESES Y REAJUSTES:

Comprende los intereses devengados en el ejercicio por todos los activos financieros cuyo rendimiento, implícito o explícito, se obtiene de aplicar el método del tipo de interés efectivo, con independencia de que se valoren por su valor razonable, así como las rectificaciones de productos como consecuencia de coberturas contables.

Al 31 de Marzo de 2011 y 2010, la composición de ingresos por intereses y reajustes, sin incluir los resultados por coberturas contables, es la siguiente:

	Por el período terminado al 31 de Marzo de
	2011				2010
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Contratos de retrocompra	1.146	2	-	1.148	19	122	-	141
Créditos otorgados a bancos	673	-	-	673	50	-	-	50
Colocaciones comerciales	134.573	16.694	1.125	152.392	114.391	6.971	719	122.081
Colocaciones para vivienda	47.482	25.919	2.460	75.861	46.498	10.569	1.013	58.080
Colocaciones para consumo	127.702	432	665	128.799	115.273	104	580	115.957
Instrumentos de inversión	15.232	1.868	-	17.100	12.373	1.646	-	14.019
Otros ingresos por intereses y reajustes	3.736	173	-	3.909	513	403	-	916

Totales ingresos por intereses y reajustes	330.544	45.088	4.250	379.882	289.117	19.815	2.312	311.244
Tal como se señala en la letra i) de la Nota 01, los intereses y reajustes suspendidos son registrados en cuentas de orden (fuera del Estado Intermedio de Situación Financiera Consolidado), mientras estos nos sean efectivamente percibidos.

Al 31 de Marzo de 2011 y 2010, el detalle de los ingresos por intereses y reajustes suspendidos es el siguiente:

	Por el período terminado al 31 de Marzo de
	2011				2010
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Fuera de balance	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales	23.066	3.113	-	26.179	23.323	3.980	-	27.303
Colocaciones de vivienda	3.840	3.640	-	7.480	5.663	2.941	-	8.605
Colocaciones de consumo	15.766	593	-	16.359	35.608	(347)	-	35.261

Totales	42.672	7.346	-	50.018	64.594	6.574	-	71.169

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°23 – INTERESES Y REAJUSTES, continuación:

Al 31 de Marzo de 2011 y 2010  la composición de los gastos por intereses y reajustes, sin incluir los resultados por coberturas contables, es el siguiente:

	Por el período terminado al 31 de Marzo de
	2011				2010
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Depósitos a la vista	(166)	(93)	-	(259)	(93)	(47)	-	(140)
Contratos de retrocompra	(861)	(127)	-	(988)	(448)	(197)	-	(645)
Depósitos y captaciones a plazo	(64.607)	(12.532)	-	(77.139)	(35.315)	(5.453)	-	(40.768)
Obligaciones con bancos	(6.560)	(10)	-	(6.570)	(7.864)	(3)	-	(7.867)
Instrumentos de deuda emitidos	(41.492)	(14.302)	-	(55.794)	(29.855)	(5.640)	-	(35.495)
Otras obligaciones financieras	(1.259)	(189)	-	(1.448)	(1.182)	(118)	-	(1.300)
Otros gastos por intereses y reajustes	(628)	(1.347)	-	(1.975)	-	(824)	-	(824)

Totales gastos por intereses y reajustes	(115.573)	(28.600)	-	(144.173)	(74.757)	(12.282)	-	(87.039)

Al cierre del ejercicio, el resumen de intereses y reajustes, es el siguiente:

	Por el período terminado al 31 de Marzo de
	2011	2010
Conceptos	MM$	MM$

Ingresos por intereses y reajustes	379.882	311.244
Gastos por intereses y reajustes	(144.173)	(87.039)

Subtotales ingresos por intereses y reajustes	235.709	224.205

Resultado de coberturas contables (neto)	(7.026)	5.193

Totales intereses y reajustes netos	228.683	229.398

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°24 – COMISIONES:

Comprende el monto de todas las comisiones devengadas y pagadas en el ejercicio, excepto las que formen parte integrante del tipo de interés efectivo de los instrumentos financieros:

	Por el período terminado al 31 de Marzo de
	2011	2010
	MM$	MM$
Ingresos por comisiones
Comisiones por líneas de crédito y sobregiros	3.150	4.567
Comisiones por avales y cartas de crédito	5.816	5.829
Comisiones por servicios de tarjetas	30.022	25.802
Comisiones por administración de cuentas	7.027	6.698
Comisiones por cobranzas, recaudaciones y pagos	15.489	13.812
Comisiones por intermediación y manejo de valores	3.799	2.308
Comisiones por inversiones en fondos mutuos u otro	10.953	9.391
Remuneraciones por comercialización de seguros	8.815	5.106
Office banking	2.845	2.102
Otras comisiones ganadas	3.322	3.544
Totales	91.238	79.159

	Por el período terminado al 31 de Marzo de
	2011	2010
	MM$	MM$
Gastos por comisiones
Remuneraciones por operación de tarjetas	(15.235)	(11.451)
Comisiones por operación con valores	(537)	(402)
Office banking	(2.007)	(1.874)
Otras comisiones	(2.070)	(3.081)
Totales	(19.849)	(16.808)

Totales ingresos y gastos por comisiones netos	71.389	62.351

Las comisiones ganadas por operaciones con letras de crédito se presentan en el Estado Intermedio Consolidado de Resultados en el rubro “Ingresos por intereses y reajustes”.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°25 – RESULTADOS DE OPERACIONES FINANCIERAS:

Incluye el monto de los ajustes por variación de los instrumentos financieros, excepto los imputables a intereses devengados por aplicación del método del tipo de interés efectivo de correcciones de valor de activos, así como los resultados obtenidos en su compraventa.

Al 31 de Marzo de 2011 y 2010, el detalle de los resultados por operaciones financieras es el siguiente:

	Por el período terminado al 31 de Marzo de
	2011	2010
	MM$	MM$

Utilidad neta operaciones financieras
Derivados de negociación	42.623	25.826
Instrumentos financieros para negociación	8.199	27.553
Venta de créditos y cuentas por cobrar a clientes:
Cartera vigente	-	(18)
Cartera castigada	1.081	(23)
Instrumentos disponibles para la venta	(2.573)	(482)
Otros resultados de operaciones financieras	43	(764)
Totales	49.375	52.092

NOTA N°26 – RESULTADO NETO DE CAMBIO:

Comprende los resultados obtenidos en la compraventa de divisas, las diferencias que surgen al convertir las partidas monetarias en moneda extranjera a la moneda funcional y las procedentes de activos no monetarios en moneda extranjera en el momento de su enajenación.

Al 31 de Marzo de 2011 y 2010, el detalle del resultado de cambio es el siguiente:

	Por el período terminado al 31 de Marzo de
	2011	2010
	MM$	MM$
Diferencias de cambio
Utilidad (pérdida) neta por diferencias de cambio	15.220	(65.225)
Derivados de cobertura	(39.000)	41.380
Resultado por activos reajustables en moneda extranjera	598	1.437
Resultado por pasivos reajustables en moneda extranjera	-	(111)
Totales	(23.182)	(22.519)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°27 – PROVISIONES POR RIESGO DE CRÉDITO:

El movimiento registrado durante los ejercicios 2011 y 2010 en los resultados por concepto de provisiones y deterioros se resume como sigue:

		Créditos y cuentas por cobrar a clientes

Por el período terminado al 31 de Marzo de 2011	Créditos interbancarios	Créditos comerciales	Créditos hipotecarios	Créditos de consumo	Créditos contingentes	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Provisiones y castigos
- Evaluación individual	(133)	(13.394)	-	-	(1.943)	(15.470)
- Evaluación grupal	-	(15.689)	(5.598)	(45.413)	(107)	(66.807)
Totales provisiones y castigos	(133)	(29.083)	(5.598)	(45.413)	(2.050)	(82.277)

Provisiones liberadas
- Evaluación individual	62	10.161	-	-	313	10.536
- Evaluación grupal	-	1.773	338	6.065	9.256	17.432
Totales provisiones liberadas	62	11.934	338	6.065	9.569	27.968

Recuperación de créditos castigados	-	1.950	239	3.446	-	5.635

Cargos netos a resultado	(71)	(15.199)	(5.021)	(35.902)	7.519	(48.674)

		Créditos y cuentas por cobrar a clientes

Por el período terminado al 31 de Marzo de 2010	Créditos interbancarios	Créditos comerciales	Créditos hipotecarios	Créditos de consumo	Créditos contingentes	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Provisiones y castigos
- Evaluación individual	(5)	(24.476)	-	-	(907)	(25.388)
- Evaluación grupal	-	(12.100)	(4.724)	(44.105)	(1.629)	(62.558)
Totales provisiones y castigos	(5)	(36.576)	(4.724)	(44.105)	(2.536)	(87.946)

Provisiones liberadas
- Evaluación individual	17	4.093	-	-	327	4.437
- Evaluación grupal	-	2.658	118	1.227	44	4.047
Totales provisiones liberadas	17	6.751	118	1.227	371	8.484

Recuperación de créditos castigados	-	1.905	573	5.495	-	7.973

Cargos netos a resultado	12	(27.920)	(4.033)	(37.383)	(2.165)	(71.489)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°28 – REMUNERACIONES Y GASTOS DEL PERSONAL:

a)	Composición del gasto por remuneraciones y gastos del personal:

	Por el período terminado al 31 de Marzo de
	2011	2010
	MM$	MM$

Remuneraciones del personal	36.498	33.199
Bonos o gratificaciones	17.594	15.617
Beneficios basados en instrumentos de capital	616	526
Indemnización por años de servicio	2.111	1.787
Planes de pensiones	555	344
Gastos de capacitación	639	128
Sala cuna y jardín infantil	481	257
Fondos de salud	577	557
Fondo bienestar	110	112
Otros gastos de personal	3.660	3.062
Totales	62.841	55.589

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°29 – GASTOS DE ADMINISTRACIÓN:

Al 31 de Marzo de 2011 y 2010, la composición del rubro es la siguiente:

	Por el período terminado al 31 de Marzo de
	2011	2010
	MM$	MM$

Gastos generales de administración
Mantenimiento y reparación de activo fijo	2.917	3.629
Arriendos de oficina	6.380	4.113
Arriendo de equipos	40	46
Primas de seguro	565	291
Materiales de oficina	1.744	1.498
Gastos de informática y comunicaciones	5.155	5.306
Alumbrado, calefacción y otros servicios	1.068	1.303
Servicio de vigilancia y transporte de valores.	2.913	2.518
Gastos de representación y desplazamiento del personal	992	901
Gastos judiciales y notariales	1.630	1.254
Honorarios por informes técnicos	624	1.218
Honorarios por servicios profesionales	513	137
Otros gastos generales de administración	505	377
Servicios subcontratados
Servicios subcontratados	6.827	7.124
Gastos del directorio
Remuneraciones del directorio	227	175
Otros gastos del directorio	130	-
Gastos Marketing
Publicidad y propaganda	4.953	4.012
Impuestos, contribuciones, aportes
Contribuciones de bienes raíces	416	509
Patentes	448	251
Otros impuestos	2	38
Aporte a la SBIF	1.453	1.353
Totales	39.502	36.053

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°30 – DEPRECIACIONES, AMORTIZACIONES Y DETERIOROS:

a)	Los valores correspondientes a cargos a resultados por concepto de depreciaciones, amortizaciones y deterioros durante los ejercicios 2011 y 2010, se detallan a continuación:

	Por el período terminado al 31 de Marzo de
	2011	2010
	MM$	MM$

Depreciaciones, amortizaciones y deterioros
Depreciación del activo fijo	(4.829)	(5.391)
Amortizaciones de intangibles	(8.511)	(6.950)
Subtotales	(13.340)	(12.341)
Deterioro del activo fijo	(5)	(16)
Totales	(13.345)	(12.357)

b)	La conciliación entre los valores libros y los saldos al 31 de Diciembre de 2010, al 01 de Enero de 2010 y 2011 y los saldos de 31 de Marzo de 2011, es el siguiente:

	Depreciación, amortización y deterioro
	2011
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de Enero de 2011	(69.376)	(78.329)	(147.705)
Cargos por depreciación, y amortización del ejercicio	(4.829)	(8.511)	(13.340)
Deterioro	(5)	-	(5)
Bajas y ventas del ejercicio	13	-	13

Saldos al 31 de Marzo de 2011	(74.197)	(86.840)	(161.037)

	Depreciación, amortización y deterioro
	2010
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de Enero de 2010	(43.054)	(51.101)	(94.155)
Cargos por depreciación, y amortización del ejercicio	(22.175)	(27.228)	(49.403)
Deterioro	(4.925)	-	(4.925)
Bajas y ventas del ejercicio	778	-	778

Saldos al 31 de Diciembre de 2010	(69.376)	(78.329)	(147.705)

Al 31 de Marzo de 2011, el importe del deterioro de activo fijo asciende a MM$ 5 por concepto de siniestros de cajeros automáticos.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°31 – OTROS INGRESOS Y GASTOS OPERACIONALES:

a)	Otros ingresos operacionales está conformado por los siguientes conceptos:

	Por el período terminado al 31 de Marzo de
	2011	2010
	MM$	MM$

Ingresos por bienes recibidos en pago
Resultado venta de bienes recibidos en pago	840	264
Recupero de castigos y resultados bienes recibidos en pago	811	600
Subtotales	1.651	864
Resultados por venta en participación en sociedades
Utilidad en venta en participación en otras sociedades	-	-
Subtotales	-	-
Otros ingresos
Arriendos	6	106
Resultado por venta de activo fijo (*)	731	148
Recupero provisiones por contingencias	133	4.045
Indemnizaciones de compañías de seguros	21	-
Dividendos percibidos por participación en otras sociedades	8	-
Otros	-	575
Subtotales	899	4.874

Totales	2.550	5.738

(*)
Durante el mes de Marzo de 2011, Banco Santander Chile vendió 1 sucursal.  Al momento de la venta el valor contable de este bien  era de MM$ 48, su precio de venta fue por un total de MM$ 165, generando una utilidad de MM$ 116.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°31 - OTROS INGRESOS Y GASTOS OPERACIONALES, continuación:

b)	Otros gastos operacionales está conformado por los siguientes conceptos:

	Por el período terminado al 31 de Marzo de
	2011	2010
	MM$	MM$

Provisiones y gastos de bienes recibidos en pago
Castigos de bienes recibidos en pago	3.458	1.147
Provisiones por bienes recibidos en pago	525	1.417
Gastos por mantención de bienes recibidos en pago	791	718
Subtotales	4.774	3.282

Gastos de tarjetas de crédito
Gastos de tarjetas de crédito	871	911
Membresías tarjetas de crédito	955	733
Subtotales	1.826	1.644

Servicios a clientes	1.898	2.351

Otros gastos
Castigos operativos	1.884	349
Pólizas de seguros de vida y seguros generales de productos	1.806	1.317
Impuesto adicional por gastos pagados al exterior	1.034	397
Gastos por operaciones de comercio exterior	25	65
Resultados por operaciones de leasing	-	40
Provisiones por contingencias	6.883	166
Gastos por terremoto
Otros	483	1.316
Subtotales	12.115	3.650

Totales	20.613	10.927

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°32 - OPERACIONES CON PARTES RELACIONADAS:

Se consideran “partes relacionadas” al Banco, adicionalmente a las entidades dependientes y asociadas, el “personal clave” de la Dirección del Banco (miembros del Directorio del Banco y además los Gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos), así como las entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Adicionalmente, el Banco ha considerado como parte relacionada a las diferentes sociedades que forman parte del Grupo Santander a nivel mundial, en el entendido, que todas ellas poseen una matriz común, esto es, Banco Santander S.A. (radicada en España).

El artículo 89 de la Ley sobre Sociedades Anónimas, que se aplica también a los bancos, establece que cualquier operación con una parte relacionada debe efectuarse en condiciones de equidad, similares a las que habitualmente prevalecen en el mercado.

Por otra parte, el artículo 84 de la Ley General de Bancos establece límites para los créditos que pueden otorgarse a partes relacionadas y la prohibición de otorgar créditos a los directores, gerentes o apoderados generales del banco.

A continuación se indican las transacciones realizadas por el Banco con las partes relacionadas a éste, para su mejor comprensión, hemos dividido la información en cuatro categorías:

Sociedades del Grupo Santander

Esta categoría incluye a todas las sociedades pertenecientes al Grupo Santander a nivel mundial, y por tanto, incluye también aquellas sociedades donde el Banco ejerce algún grado de control (entidades dependientes y propósito especial).

Empresas asociadas

Esta categoría se incluyen a aquellas entidades donde el Banco, de acuerdo a lo señalo en la letra b) de la Nota 01 de los presentes Estados Intermedios Financieros Consolidados, ejerce algún grado influencia significativa sobre estas y que, en general, corresponden a las denominadas “sociedades de apoyo al giro”.

Personal clave

Esta categoría incluye a los miembros del Directorio del Banco y además los gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos.

Otros

En esta categoría se incluyen a aquellas partes relacionadas no incluidas en los grupos anteriormente descritos y que, en general, corresponden a aquellas entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Las condiciones de las transacciones con las partes vinculadas son equivalentes a las que se dan en transacciones hechas en condiciones de mercado o se han imputado las correspondientes retribuciones en especie.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 de Marzo de 2010 y 2010

NOTA N°32 - OPERACIONES CON PARTES RELACIONADAS, continuación:

a)	Créditos con partes relacionadas:

A continuación se muestran los créditos y cuentas por cobrar además de los créditos contingentes, correspondientes a entidades relacionadas:

	Al 31 de Marzo de 2011				Al 31 de Diciembre de 2010
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Créditos y cuentas por cobrar
Colocaciones comerciales	37.657	667	2.164	42.027	36.966	670	2.478	14.015
Colocaciones para vivienda	-	-	14.802	-	-	-	15.157	-
Colocaciones de consumo	-	-	1.841	-	-	-	2.182	-
Créditos y cuentas por cobrar	37.657	667	18.807	42.027	36.966	670	19.817	14.015

Provisión sobre colocaciones	(42)	(1)	(28)	(17)	(112)	(1)	(87)	(14)
Colocaciones netas	37.615	666	18.779	42.010	36.854	669	19.730	14.001

Garantías	31.892	-	17.534	1.282	7.641	-	18.649	1.359

Créditos contingentes
Avales y fianzas	-	-	-	-	-	-	-	-
Cartas de crédito	520	-	-	-	2.964	-	-	-
Boletas de garantía	12.555	-	-	79	12.307	-	-	84
Créditos contingentes	13.075	-	-	79	15.271	-	-	84

Provisiones sobre créditos contingentes	(10)	-	-	-	(1)	-	-	-

Colocaciones contingentes netas	13.065	-	-	79	15.270	-	-	84

El movimiento de créditos con partes relacionadas  al 31 de Marzo de 2011 y 31 de Diciembre de  2010  ha sido el siguiente:

	Al 31 de Marzo de				Al 31 de Diciembre de
	2011				2010
	Sociedades	Empresas	Personal		Sociedades	Empresas	Personal
	del Grupo	asociadas	clave	Otros	del Grupo	asociadas	clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldo al 01 de Enero de	52.237	670	19.818	14.099	147.843	914	17.339	108.631
Nuevos préstamos	29.146	1	881	28.452	11.954	256	6.901	11.600
Pagos	(30.651)	(4)	(1.892)	(445)	(107.560)	(500)	(4.423)	(106.132)

Saldos al 31 de Marzo de	50.732	667	18.807	42.106	52.237	670	19.817	14.099

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2010 y, 2010

NOTA N°32 - OPERACIONES CON PARTES RELACIONADAS, continuación:

b)	Activos y pasivos con partes relacionadas

	Al 31 de Marzo de				Al 31 de Diciembre de
	2011				2010
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósito en Bancos	53.145	-	-	-	34.104	-	-	-
Instrumentos para negociación	-	-	-	-	-	-	-	-
Contratos de retrocompra y préstamos de valores	-	-	-	-	-	-	-	-
Contratos de derivados financieros	487.008	-	-	-	541.737	-	-	-
Instrumentos de inversión disponibles para la venta	-	-	-	-	-	-	-	-
Otros activos	22.056	-	-	-	22.072	-	-	-

Pasivos
Depósitos y otras obligaciones a la vista	5.469	4.555	2.923	5.434	9.905	6.014	1.311	4.128
Contratos de retrocompra y préstamos de valores	21.744	-	-	-	47.636	-	-	-
Depósitos y otras captaciones a plazo	578.426	-	3.066	107.419	320.622	-	1.657	48.749
Contratos de derivados financieros	271.586	-	-	-	317.601	-	-	-
Instrumentos de deuda emitidos	3.460	-	-	-	9.392	-	-	-
Otras obligaciones financieras	69.660	-	-	-	153.913	-	-	-
Otros pasivos	454	-	-	-	2.782	-	-	-

c)	Resultados reconocidos con partes relacionadas

	Por el período terminado al 31 de Marzo de
	2011				2010
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Ingreso (gasto) reconocido
Ingresos y gastos por intereses y reajustes	(3.055)	12	274	207	(2.538)	12	174	509
Ingresos y gastos por comisiones y servicios	15.739	4	30	34	13.189	18	29	67
Utilidad neta de operaciones financieras y resultados de cambio (*)	(15.991)	-	-	(743)	(22.450)	-	3	(1.920)
Otros ingresos y gastos de operación	(1.425)	-	-	-	(1.208)	-	-	-
Remuneraciones y gastos del personal clave	-	-	(8.936)	-	-	-	(6.968)	-
Gastos de administración y otros	(5.796)	(5.149)	-	-	(5.201)	(4.277)	-	-

Totales	(10.528)	(5.133)	(8.632)	(502)	(18.208)	(4.247)	(6.762)	(1.344)

(*) Corresponde a contratos de derivados que cubren posiciones del Grupo en Chile.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°32- OPERACIONES CON PARTES RELACIONADAS, continuación:

d)	Pagos al Directorio y personal clave de la gerencia

Las remuneraciones recibidas por el personal clave de la dirección, dentro de los cuales se considera el Directorio y todos los ejecutivos con cargo de Gerente, que se presentan en el rubro “Remuneraciones y gastos de personal” y/o “Gastos de administración” del Estado Intermedio Consolidado de Resultados, corresponden a las siguientes categorías:

	Por el período terminado al 31 de Marzo de
	2011	2010
	MM$	MM$

Remuneraciones del personal	3.878	3.516
Remuneraciones del Directorio	227	175
Bonos o gratificaciones	2.961	2.285
Compensaciones en acciones	383	516
Gastos de capacitación	12	-
Indemnizaciones por años de servicios	680	-
Fondos de salud	64	58
Plan de pensiones	555	338
Otros gastos de personal	82	80
Totales	8.842	6.968

e)	Conformación del personal clave

Al 31 de Marzo de 2011 y al 31 de Diciembre de 2010, la conformación del personal clave del Banco se encuentra conformada de la siguiente forma.

	N° de ejecutivos
Cargos	Al 31 de Marzo de	Al 31 de Diciembre de
	2011	2010

Directores	13	13
Gerentes de división	19	18
Gerentes de área	80	82
Gerentes	65	68
Totales personal clave	177	181

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°33 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS:

El valor razonable se define como la cantidad a la que un instrumento financiero (activo o pasivo) podría ser entregado o liquidado, respectivamente, en esa fecha entre dos partes, independientes y expertas en la materia, que actuasen libre y prudentemente, o sea no en una venta forzada o liquidación. La referencia más objetiva y habitual del valor razonable de un activo o pasivo es el precio cotizado que se pagaría por él en un mercado organizado y transparente (“valor razonable estimado”).

Para aquellos instrumentos financieros sin los precios de mercado disponibles, los valores razonables se han estimado utilizando transacciones recientes de instrumentos análogos y, en su defecto, los valores actuales u otras técnicas de valuación basadas en modelos matemáticos de valoración suficientemente contrastados por la comunidad financiera internacional. En la utilización de estos modelos, se tienen en consideración las peculiaridades específicas del activo o pasivo a valorar y, muy especialmente, los distintos tipos de riesgos que el activo o pasivo lleva asociados.

Estas técnicas son inherentemente subjetivas y se ven significativamente afectadas por los supuestos utilizados, incluyendo la tasa de descuentos, las estimaciones de flujos de efectivo futuros y las hipótesis de prepago. En ese sentido, pueden dar lugar a que el valor razonable así estimado de un activo o pasivo no coincida exactamente con el precio al que el activo o pasivo podría ser entregado o liquidado en la fecha de su valoración y no puedan ser justificadas en comparación con mercados independientes.

Medida del valor razonable y jerarquía

La NIC 39 establece una jerarquía de valor razonable, que segrega los insumos y/o supuestos de técnicas de valoración utilizados para medir el valor razonable de instrumentos financieros. La jerarquía brinda la máxima prioridad a precios cotizados no ajustados en mercados activos, para activos o pasivos idénticos (nivel 1) y la más baja prioridad a las medidas que implican importantes entradas o insumos no observables (nivel 3 mediciones). Los tres niveles de la jerarquía de valor razonable son los siguientes:

• Nivel 1:	entradas/insumos con precios cotizados (no ajustados) en mercados activos para activos y pasivos idénticos para los cuales el Banco tiene la capacidad de acceder a la fecha de medición.

• Nivel 2:	entradas/insumos distintas a los precios cotizados incluidos en el Nivel 1 que son observables para activos o pasivos, directa o indirectamente.

• Nivel 3:	entradas/insumos no observables para el activo o pasivo.

El nivel en la jerarquía en el que una medición se clasifica, se basa en el nivel más bajo de la entrada/insumo que es significativo para la medición como tal del valor razonable en su totalidad.

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción observado en el mercado (Nivel 1).

En los casos donde no puedan observarse cotizaciones, la dirección realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos (Nivel 2) y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado (Nivel 3). Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado.

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos (Nivel 1) comprenden :

1) Bonos del Gobierno y Tesorería de Chile.
2) Swaps Cámara Promedio.
3) Forward de FX e Inflación.
4) Cross Currency Swaps (CCS)
5) Opciones FX.
6) Interest Rarte Swap (IRS) FX.

En el caso que los instrumentos no sean observables en mercado en un 100% , sin embargo, el precio es función de otros precios que si son observables en mercado (Nivel 2) comprenden:

1) Letras hipotecarias.
2) Papel privado.
3) Depos.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°33 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación:

En limitadas ocasiones, se utilizan inputs no observables en datos de mercado (Nivel 3). Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado o un mix con datos que si son observables :

Los siguientes instrumentos financieros son clasificados a nivel 3:

Tipo de instrumento financiero	Modelo utilizado en valoración	Descripción
• Caps/Floors/Swaptions	Modelo Black Normal para Cap/Floors y Swaptions	No hay input observable de volatilidad implícita.

• Opciones UF	Black – Scholes	No hay input observable de volatilidad implícita.

• CCS con Ventana	Hull-White	Modelo Hibrido HW para tasas y moción browniana para FX. No hay input observable de volatilidad implícita.

• CCS (Contratos especiales)	FRA Implícito	Start Fwd no soportadas por MUREX (plataforma) debido a la estimación UF fwd.

• CCS, IRS, CMS en TAB	Varios	Valorización obtenida usando curva de interés interpolando a vencimiento de flujos, no obstante TAB no es una variable directamente observable ni correlacionada a ningún insumo de mercado.

• Certificados (Bonos de Baja Liquidez)	Valor Presente de flujos	No hay input observables para estos instrumentos. Se utiliza curva libre de riesgo más spreads crediticio.

La siguiente tabla presenta los activos y pasivos que son medidos a valor razonable en una base recurrente, al 31 de Marzo de 2011 y 31 de Diciembre de  2010:

	Medidas de valor razonable
31 de Marzo de	2011	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	267.952	255.776	12.176	-
Instrumentos disponibles para la venta	1.660.746	1.389.269	271.202	275
Derivados	1.407.937	-	1.317.700	90.237
Totales	3.336.635	1.645.045	1.601.078	90.512

Pasivos
Derivados	1.321.428	-	1.317.861	3.567
Totales	1.321.428	-	1.317.861	3.567

	Medidas de valor razonable
31 de Diciembre de	2010	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	379.670	348.638	31.032	-
Instrumentos disponibles para la venta	1.473.980	1.097.487	376.224	269
Derivados	1.624.378	-	1.520.339	104.039
Totales	3.478.028	1.446.125	1.927.595	104.308

Pasivos
Derivados	1.643.979	-	1.638.557	5.422
Totales	1.643.979	-	1.638.557	5.422

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°33 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación:

La siguiente tabla presenta la actividad del Banco para activos y pasivos medidos a valor justo en base recurrente usando entradas significativas sin observar (nivel 3) al 31 de Marzo de 2011 y 2010:

	Activos	Pasivos
	MM$	MM$

Al 01 de Enero de 2011	104.308	(5.422)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	(13.802)	1.855
Incluidas en resultados integrales	6	-
Compras, emisiones y colocaciones (netas)	-	-

Al 31 de Marzo de 2011	90.512	(3.567)

Ganancias o pérdidas totales incluidas en resultado del 2010 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 31 de Marzo de 2011	(13.796)	1.855

	Activos	Pasivos
	MM$	MM$

Al 01 de Enero de 2010	212.218	(468.848)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	20.570	(13.421)
Incluidas en resultados integrales	-	-
Compras, emisiones y colocaciones (netas)	-	-

Al 31 de Diciembre de 2010	232.788	(482.269)

Ganancias o pérdidas totales incluidas en resultado del 2009 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 31 de Marzo de 2009	20.570	(13.421)

Las ganancias (pérdidas) realizadas y no realizadas incluidas en resultado para el año 2011 y 2010 de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (Nivel 3), se registran en el Estado de Resultados dentro del rubro “Utilidad neta de operaciones financieras”.

El efecto potencial al 31 de Marzo de 2011 y 2010 sobre la valoración de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (Nivel 3) que se derivaría de un cambio en las principales hipótesis en el caso de utilizar otras hipótesis razonablemente posibles menos favorables o más favorables que las empleadas, no es considerado significativo para el Banco.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 31 de Marzo de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°34 - HECHOS POSTERIORES:

No existen hechos posteriores ocurridos entre el 01 de Abril de 2011 y la fecha de emisión de estos Estados Intermedios Financieros Consolidados (25 de Abril de 2011) que revelar.

FELIPE CONTRERAS FAJARDO Gerente de Contabilidad	CLAUDIO MELANDRI HINOJOSA Gerente General

Santiago, April 28, 2011

Carlos Budnevich Le-Fort
Superintendency of Banks and
Financial Institutions
Present

Ref: Essential Facts Report

Mr. Superintendent:

Conforming to articles 9 and 10 of Law 18,035 and the provisions in article 147 of Law 18,046, we would like to announce that the Board of Directors of Banco Santander – Chile approved the following operation with its parent company Banco Santander, S.A. in the ordinary session on April 26, 2011:

➢	Hedging Contract of the Performance Share Plan for the Fourth Quarter

With relation to this operation, the Directors Mauricio Larraín Garcés, Oscar von Chrisman Carvajal, Víctor Arbulú Crousillat, Marco Colodro Hadjes, Vittorio Corbo Lioi, Roberto Méndez Torres, Carlos Olivos Marchant, Lisandro Serrano Spoerer, Roberto Zahler Mayanz and Alternate Director Raimundo Monge Zegers stated that the transactions of financial hedging contributes to the interest of the Bank and that is in accordance with price, terms and conditions already prevailing in the market. It is also in agreement with the favorable report of the Committee of Directors and Auditors of the Bank.

Sincerely,

Juan Pedro Santan María P.
Deputy CEO

c.c.:	Superintendencia de Valores y Seguros.
Stock Exchange

Santiago, April 29, 2011

Carlos Budnevich Le-Fort
Superintendency of Banks and
Financial Institutions
Present

Ref: Reported Changes in the
Committee of Directors and Auditors

Mr. Superintendent:

Conforming to the provisions in Chapter 1-15 of the Updated Version of the Guidelines of this Superintendency, I would like to inform you that in the special meeting of the Board of Directors of Banco Santander – Chile that occurred on April 26th, the committee agreed that Mr. Lisandro Serrano Spoerer would replace Director Marco Colodro Hadje in the Audit Committee. As a result, the Audit Committee is now composed of Messieurs Carlos Olivos Marchant (President), Lisandro Serrano Spoerer and Víctor Arbulú Crousillat.

The declarations of independence from Messieurs Carlos Olivos and Lisandro Serrano are presented with this report as well, in accordance of the provisions of article 50 of Law 18,048.

Sincerely,

Juan Pedro Santa María Pérez
Deputy CEO

Payment of Dividend

In the Annual Shareholders Meeting held on April 26, 2011, the shareholders of Banco Santander – Chile agreed to distribute 60% of the net income in 2010 as dividends. This amount is divided by the number of issued shares, corresponding to a dividend of $1.519231 per share. The dividend will be at the disposal of the shareholders in Chile on April 27, 2011 in the Bank’s headquarters at Bandera 140, Santiago, and also in any branches across the country.

Local shareholders whose names are can be found in the Shareholders Register on April 19, 2011 are entitled to this dividend.

Claudio Melandri Hinojosa
CEO